Exhibit 99.1

QUANTUM EMOTION CORP.

AND

PLURILOCK SECURITY INC.

ARRANGEMENT AGREEMENT

September 28, 2026

( i )

SCHEDULES AND EXHIBIT

Schedule A	PLAN OF ARRANGEMENT
Schedule B	ARRANGEMENT RESOLUTION
Schedule C	REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Schedule D	REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PARENT
Exhibit I	FORM OF EMPLOYMENT AGREEMENT

( ii )

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of September 28, 2026,

AMONG:

Quantum eMotion Corp., a corporation existing under the federal laws of Canada

(“Parent”)

- and -

Plurilock Security Inc., a corporation existing under the laws of the Province of British Columbia, Canada

(the “Company”)

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

Article 1
INTERPRETATION

Section 1.1      Defined Terms

As used in this Agreement, the following terms have the following meanings:

“Accounts Receivable” has the meaning ascribed thereto in Section 43 of Schedule C.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser or the Parent (or an affiliate of the Purchaser or the Parent or any Person acting jointly or in concert with the Purchaser or the Parent) relating to: (i) any sale, disposition, alliance or joint venture (or any lease, long-term supply agreement, license or other arrangement having the same economic effect as a sale or disposition), direct or indirect, in a single transaction or a series of related transactions, of or involving assets representing 20% or more of the consolidated assets, taken as a whole, or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries, taken as a whole, or 20% or more of the voting or equity securities of the Company or any of its Subsidiaries (or rights or interests in such voting or equity securities); (ii) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance of securities, sale of securities or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities of the Company or any of its Subsidiaries (including securities convertible or exercisable or exchangeable for voting, equity or other securities of the Company or any of its Subsidiaries); (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding-up or other similar transaction involving the Company or any of its Subsidiaries; or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries.

“Affected Securityholders” means, collectively, the Shareholders and the holders of Company Convertible Securities.

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions.

“Agreement” means this arrangement agreement, including all schedules and exhibits hereto, as it may be amended or supplemented or otherwise modified from time to time in accordance with the terms hereof.

“AI Technology” means machine learning, deep learning, and other artificial intelligence technologies including AI technologies that generate novel content based on data they were trained on and user-supplied prompts, in each case, which is owned or used by the Company or its Subsidiaries in its Business.

“Arrangement” means an arrangement under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting by Shareholders, substantially in the form set out in Schedule B.

“associate” has the meaning ascribed thereto in the Securities Act (British Columbia).

“Authorization” means with respect to any Person, any order, permit, certificate, approval, consent, waiver, licence, registration, qualification, certification, clearances or similar authorization and any applications, filings, notices or submissions relating to any of the foregoing that are issued, granted, given, required or otherwise made available by, from or under the authority of any Governmental Entity having jurisdiction over the Person or any of its businesses, assets, properties, operations, employees, goods or services, or that are required under any Government Contract, including in connection with the ownership, lease, operation or use of assets, the conduct of business, and the eligibility for, bidding on, award of, performance of, or access to government, defence or national security-related work.

“BCBCA” means the Business Corporations Act (British Columbia).

“Board” means the board of directors of the Company as constituted from time to time.

“Board Recommendation” has the meaning ascribed thereto in Section 2.4(2).

“Breaching Party” has the meaning ascribed thereto in Section 4.12(3).

“Bridge Financing” has the meaning set forth in Section 4.17.

“Business” means the business of the Company and its Subsidiaries, including the sale of cybersecurity solutions and services.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Montreal, Québec or Vancouver, British Columbia.

“Business Intellectual Property” means, collectively, the Company Intellectual Property and the Licensed Intellectual Property.

“Cash Consideration” means C$0.084 per Share or Company RSU, as such amount may be adjusted in accordance with Section 2.9.

“CASL” means An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (S.C. 2010, c. 23).

“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity.

“CFIUS Approval” means (i) written notice issued by CFIUS that it has determined that the transactions contemplated by this Agreement do not constitute a "covered transaction" under Section 721 of the United States Defense Production Act of 1950, as amended, and the regulations thereunder (the "DPA"), or that CFIUS has concluded all action under the DPA with respect to the transactions contemplated by this Agreement; or (ii) CFIUS having sent a report to the President of the United States requesting the President’s decision and either (A) the President having announced a decision not to take any action to suspend or prohibit the transactions contemplated by this Agreement, or (B) the time permitted by Law for the President to take action having lapsed without any such action having been taken.

“Change in Recommendation” has the meaning ascribed thereto in Section 7.2(1)(d)(ii).

“Closing” has the meaning ascribed thereto in Section 2.7(1).

“Code” means the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Collective Agreement” means any collective bargaining agreement or union agreement applicable to the Company or any of its Subsidiaries and all related letters, memoranda of understanding or other written communication with bargaining agents for any Company Employees applicable to the Company or any of its Subsidiaries which impose obligations upon the Company or any of its Subsidiaries.

“Company” has the meaning ascribed thereto in the preamble hereto.

“Company Capital Lease Obligations” means all obligations under capital leases of the Company and its Subsidiaries, determined on a consolidated basis in accordance with IFRS and the accounting policies, practices and methodologies applied in the preparation of the Company’s most recent audited annual financial statements.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Contractors” means all independent contractors, consultants and other individuals who provide services to the Company or any of its Subsidiaries pursuant to a consulting, services, or similar agreement, but who are not Company Employees, and includes any entity through which such individuals provide services (including, for greater certainty, Optima and Sequoia and any other personal services entity).

“Company Convertible Securities” means Company Options, Company Warrants, Company RSUs, Company Debentures and any other security of the Company convertible into Shares.

“Company Data” means all Personal Information Processed by the Company or its Subsidiaries and any proprietary and/or confidential data collected, received, used, stored, recorded, altered, ingested, compiled, transferred, accessed, disclosed, shared or destroyed in connection with the operation of the Company or its Subsidiaries’ Business, howsoever obtained or collected by the Company or its Subsidiaries.

“Company Debentures” means the outstanding convertible debentures of the Company, which are convertible into Shares in accordance with their terms.

“Company Debt” means, without duplication, (i) all obligations of the Company and its Subsidiaries for borrowed money, including obligations evidenced by notes, bonds, debentures or other similar debt instruments, (ii) all reimbursement obligations of the Company and its Subsidiaries under letters of credit, to the extent such letters of credit have been drawn, (iii) obligations of the Company and its Subsidiaries in respect of interest rate, currency or other swaps, hedges or similar derivative arrangements, (iv) all obligations of the Company and its Subsidiaries for guarantees of another Person in respect of any items set forth in clauses (i) through (iii), and (v) all outstanding prepayment premium obligations of the Company and its Subsidiaries, if any, and accrued interest, fees and expenses payable upon the consummation of the transactions contemplated in this Agreement, as determined in accordance with IFRS.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and all schedules, exhibits and appendices thereto, delivered by the Company to the Purchaser with this Agreement.

“Company Employees” means the officers, managers, employees, in each case, whether active or inactive, unionized or non-unionized of the Company and its Subsidiaries.

“Company Filings” means all documents publicly filed by or on behalf of the Company on SEDAR+ since January 1, 2024.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned, in whole or in part, by the Company or a Subsidiary.

“Company Leases” has the meaning ascribed thereto in Paragraph 21(a) of Schedule C.

“Company Meeting” means the special meeting of Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser.

“Company Options” means the outstanding options to purchase Shares issued pursuant to the Omnibus Plan.

“Company Real Property” has the meaning ascribed thereto in Paragraph 21(a) of Schedule C.

“Company Registered Intellectual Property” has the meaning ascribed thereto in Paragraph 22(a) of Schedule C.

“Company RSUs” means outstanding restricted share units of the Company issued pursuant to the Omnibus Plan.

“Company Transaction Expenses” means, collectively, (i) all costs and expenses of the Company whether incurred, accrued or billed in connection with the Arrangement including, without limitation, fees and expenses of financial advisors, any amount paid to current or purported finders, advisors or dealers, legal advisors, auditors, or other professionals or consultants, and printing, mailing and other costs and expenses relating to the Company Meeting; and (ii) any change of control payments or benefits, bonuses, retention obligations and any other amounts payable or provided, for which the Company or its Subsidiaries become liable in connection with the transactions contemplated by the Arrangement and which are not paid prior to the Effective Date.

“Company Warrants” means the outstanding warrants to purchase Shares.

“Confidentiality Agreement” means the confidentiality agreement between the Company and the Parent dated May 7, 2026.

“Consideration” means the consideration to be paid and received pursuant to the Plan of Arrangement in respect of each Share and Company RSU, being for each Share or Company RSU, (i) the Share Consideration; and (ii) the Cash Consideration.

“Consideration Shares” means the Parent Shares issuable pursuant to the Plan of Arrangement.

“Constating Documents” means articles of incorporation, amalgamation, or continuation, articles, partnership agreements, unanimous shareholder agreements, by-laws or other constating documents and all amendments thereto.

“Contract” means any agreement, commitment, engagement, contract, franchise, licence, lease, sublease, obligation or undertaking (written or oral) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or affected or to which any of the Company or any of its Subsidiaries’ properties or assets is subject.

“Court” means the Supreme Court of British Columbia.

“Customer Data” means all confidential information and data supplied or made available to the Company or its Subsidiaries by a customer or prospective customer of or about any Person, or on such customer’s or prospective customer’s behalf, and all information created or derived from or making use of such information or data. Customer Data includes all Personal Information pertaining to individual consumers or employees of a customer or prospective customer.

“Data Room” means the material contained in the virtual data room established by the Company as at 5:00 p.m. on September 27, 2026, the index of documents of which is appended to the Company Disclosure Letter.

“Data Security and Privacy Requirements” means (i) all Laws relating to the privacy and security of Personal Information, or to the Processing of such information or data, (ii) all Contracts between the Company or any of its Subsidiaries and any Person that are applicable to the Processing of Personal Information; (iii) all written documented Company or Subsidiary policies and procedures relating to the Processing of Personal Information; (iv) the Payment Card Industry Data Security Standard issued by the PCI Security Standards Council (or any foreign equivalent), as they may be amended from time to time (the “PCI DSS”), and any other privacy- or data security- related industry standards to which the Company or any of its Subsidiaries are legally or contractually bound or have publicly represented with which they comply, and (v) CASL and Laws regulating the transmission of telephone calls, text messages, or emails.

“Debenture Indentures” means the trust indenture between the Company and Odyssey Trust dated October 16, 2025 governing the Company Debentures.

“Depositary” means Computershare Trust Company of Canada or such other Person as the Purchaser may appoint to act as depositary in relation to the Arrangement, with the approval of the Company, acting reasonably.

“Dissent Rights” means the rights of dissent of registered Shareholders in respect of the Arrangement described in the Plan of Arrangement.

“Effective Date” has the meaning ascribed thereto in the Plan of Arrangement.

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Eligible Holder” means a beneficial holder of Shares that is: (a) a resident of Canada for the purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (b) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a partnership all members of which that are residents of Canada are exempt from tax under Part I of the Tax Act).

“Employee Plans” means all health, welfare, supplemental unemployment benefit, change of control, bonus, commission, profit sharing, option, stock appreciation, savings, insurance, compensation, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension, savings, retirement or supplemental retirement plans or other employee, former employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of the Company or any of its Subsidiaries or Company Employees or former company employees (and their respective dependents and beneficiaries), which are maintained, sponsored, contributed to or funded by or binding upon the Company or any of its Subsidiaries or in respect of which the Company or any of its Subsidiaries has any actual, contingent, or potential liability.

“Employee Policies and Procedures” has the meaning ascribed thereto in Section 25(j) Schedule C.

“Environmental Laws” means all Laws and agreements with Governmental Entities and all other statutory requirements relating to public health and safety, noise control, pollution, reclamation or the protection of the environment or to the generation, production, installation, use, storage, treatment, transportation, Release or threatened Release of Hazardous Substances (including in sewer systems), including civil responsibility for acts or omissions with respect to the environment, and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“Fairness Opinion” means the opinion of the Financial Advisor to the effect that, as of the date of this Agreement, the Consideration to be received by the Shareholders is fair, from a financial point of view, to such holders.

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the agreement of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Financial Advisor” means Paradigm Capital Inc.

“Government Bid” means any bid, proposal, quote or response to a solicitation that if accepted would lead to a Government Contract or a Purchase Order.

“Government Contract” means any prime contract, subcontract, facility contract, basic ordering agreement, blanket purchase agreement, pricing agreement, letter contract, cooperative agreement, government funding agreement, subaward or subrecipient agreement, teaming agreement or arrangement, joint venture agreement, other transaction agreement or other contractual arrangement of any kind (in each case, including all material amendments, material modifications, material change orders, material options, and extensions thereto), whether currently active, subject to an open audit period, or closed in (a) the last six (6) years with, respect to contracts with any U.S. federal Governmental Entity, or (b) since June 30, 2025, with respect to all other contracts, between the Company or any of its Subsidiaries, on the one hand, and (A) any Governmental Entity (acting on its own behalf or on behalf of another country or international organization), (B) any prime contractor or upper-tier subcontractor with respect to any contract with a Governmental Entity, or (C) any grant or funding agreement recipient from any Governmental Entity, on the other hand, and includes all government procurement vehicles through which the Company or any of its Subsidiaries is authorized to transact with any Governmental Entity, and any successor, replacement, or equivalent procurement vehicles.

“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority, department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange.

“Hazardous Substances” means any element, waste or other substance, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is regulated, prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a waste, pollutant or a contaminant under or pursuant to any applicable Environmental Laws, or any substance which is deemed under Environmental Laws to be deleterious to natural resources or worker or public health and safety or having a significant adverse effect upon the environment or human life or health.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee in effect at the relevant time, applied on a consistent basis.

“Intellectual Property” means all: (i) trademarks, service marks, trade dresses, logos, designs and slogans whether in word, mark, stylized or design format, registered and unregistered, throughout the world, registrations and applications, for registration of, and renewals and extensions of, any of the foregoing, and any associated goodwill; (ii) patents and patent applications (respectively issued or filed throughout the world), as well as any re-examinations, extensions, and reissues thereof and any provisionals, divisionals, continuations, continuation-in-parts, reissues, re-examinations, extensions thereof and any other applications or patents that claim priority from such patents and applications; (iii) copyrights, mask work rights, design rights, all whether registered and unregistered, and registrations and applications for registration of, and all renewals and extensions of, any of the foregoing and all rights, claims and privileges pertaining thereto, including moral rights and the benefit of any waivers of moral rights, software and documentation therefor; (iv) inventions (whether or not patentable), formulas, processes, invention disclosures, technology, technical data, preclinical and clinical data and results or information; (v) all industrial designs, trade secrets, domain names, know-how, concepts and information; (vi) other intellectual and industrial property and other proprietary information, patterns, plans, designs, research data, other proprietary know-how, processes, drawings, technology, inventions, formulae, specifications, performance data, quality control information, blue prints, construction plans, flow sheets, equipment and parts lists, instructions, manuals, records and procedures and (vii) all proprietary rights provided in Law and at equity recognized under the Law of any jurisdiction in the world, whether under common law, by statute or otherwise, in, to and associated with any of the foregoing, including all rights to sue and collect damages for past, present and future infringement of and other violations of any of the foregoing.

“Interim Order” means the interim order of the Court under Section 291 of the BCBCA in a form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended, modified, supplemented or varied by the Court with the agreement of the Company and the Purchaser, each acting reasonably.

“International Trade Laws” means all Laws of Canada or any foreign Governmental Entity relating to import or export controls, payment of customs duties, tariffs, taxes and surtaxes, tariff classification, valuation and origin of imported goods, special measures and safeguards (including antidumping and countervailing measures), International Trade Permits, tariff rate quotas and related allocations and permits, declarations or certificates of origin and other similar documents issued pursuant to applicable free trade agreements, the examination, possession or transfer of controlled goods, the in-transit movement and cross-border transportation and storage of goods, the terms and conduct of international transactions and making or receiving international payments, including the Customs Act (Canada), the Customs Tariff (Canada), the Export and Import Permits Act (Canada), the Export Control List (Canada), the Import Control List (Canada), the Special Import Measures Act (Canada), the Defence Production Act (Canada), and the regulations thereunder, and any applicable Laws that (a) control, prohibit or regulate importation or exportation, (b) ensure payment of duties, taxes, tariffs, surtaxes or other charges upon importation or exportation, or (c) control or regulate the cross-border movement/transportation or in-transit movement of any goods.

“International Trade Permits” means any Authorization issued pursuant to any applicable International Trade Laws or Sanctions.

“IP Licenses” has the meaning ascribed thereto in Section 2222(a) of Schedule C.

“Key Regulatory Approvals” means, collectively, the CFIUS Approval and each other Regulatory Approval set forth in Section 1.1 of the Company Disclosure Letter under the heading “Key Regulatory Approvals”.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, Authorization, rule, regulation, by-law, order, injunction, judgment, decision, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law or are applied by a Governmental Entity as if having the force of law, policies, guidelines, instruments, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Letter of Intent” means the letter of intent between the Company and the Parent dated August 12, 2026.

“Licensed Intellectual Property” means all Intellectual Property used, or held for use, in the Business that is not Company Intellectual Property.

“Lien” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, restriction or adverse right or claim or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Matching Period” has the meaning ascribed thereto in Section 5.4(1)(e).

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with such other changes, events, occurrences, effects, state of facts or circumstances, is or could reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise) or prospects of the Company and its Subsidiaries, on a consolidated basis, but excluding any change, event, occurrence, effect, state of facts or circumstance resulting from:

(i)	any change, development, condition or event affecting the industries in which the Company or any of its Subsidiaries operate;

(ii)	any change in global, national or regional political conditions or in general economic, business, regulatory or market conditions or in national or global financial or capital markets, excluding the imposition of U.S. tariffs on imports from Canada as well as retaliatory tariffs on U.S. exports by Canada;

(iii)	any natural disaster;

(iv)	any act of terrorism, outbreak or escalation of hostilities or armed conflict, epidemic, pandemic, public health emergency, or the imposition of any quarantine, shelter-in-place, travel restriction, or similar governmental or regulatory order related thereto;

(v)	any change in Law or IFRS or in the interpretation or application of any Laws by any Governmental Entity;

(vi)	any action taken (or omitted to be taken) by the Company or any of its Subsidiaries upon the express written request of the Purchaser;

(vii)	the failure of the Company to meet any internal, third party or public projections, forecasts, guidance or estimates of revenues or earnings or other financial metrics (it being understood that the causes underlying any such failure may be taken into account in determining whether a Material Adverse Effect has occurred); or

(viii)	any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred);

provided, however, that with respect to clauses (i) through to and including (v) above, such matter does not have, or could not reasonably be expected to have, a materially disproportionate effect on the Company and its Subsidiaries, on a consolidated basis, relative to other comparable companies and entities operating in the industries in which the Company and its Subsidiaries operate, and unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred.

“Material Contract” means any Contract of the Company or its Subsidiaries, including Purchase Orders:

(i)	that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect;

(ii)	that is with respect to a lease, the termination of which would be material to the Company and its Subsidiaries;

(iii)	that is a partnership agreement, shareholder agreement, limited liability company agreement, joint venture agreement or similar agreement or arrangement, relating to the formation, creation or operation of any partnership, limited liability company, joint venture or other entity in which the Company or any of its Subsidiaries is a partner, member or joint venturer (or other participant);

(iv)	(a) under which indebtedness is or may become outstanding; (b) pursuant to which the Company or any of its Subsidiaries has guaranteed any liabilities or obligations of another Person in excess of US$200,000; or (c) pursuant to which the Company or any of its Subsidiaries has lent money to another Person;

(v)	restricting the incurrence of indebtedness by the Company or any of its Subsidiaries (including by requiring the granting of any Lien) or the incurrence of any Liens on any assets of the Company and its Subsidiaries, or restricting the payment of dividends by the Company or any of its Subsidiaries;

(vi)	other than as set out in (ii) above, under which the Company and its Subsidiaries made payments in excess of US$200,000 since June 30, 2025 or under which the Company and its Subsidiaries are obligated to make payments in excess of US$200,000 over its remaining term;

(vii)	under which the Company and its Subsidiaries received payments in excess of US$200,000 since June 30, 2025 or under which the Company and its Subsidiaries expect to receive payments in excess of US$200,000 over its remaining term;

(viii)	in relation to the top 20 customers and the top 20 suppliers of the Company and its Subsidiaries, taken as a whole, since June 30, 2025;

(ix)	that creates an exclusive business relationship with any other Person or grants a right of first offer or refusal or similar rights or terms to any Person;

(x)	that limits or restricts in any respect: (a) any business practice of the Company or any of its Subsidiaries; (b) the ability of the Company or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area, other than as required by Law; or (c) the scope of Persons to whom the Company or any of its Subsidiaries may sell assets, products or inventory to or acquire assets, products or inventory from or deliver services to or contract with for services;

(xi)	that provides for the indemnification by the Company or any of its Subsidiaries of any Person or the assumption of any Tax, environmental or other liability of any Person (other than customary indemnification arrangements of directors of the Company and its Subsidiaries and Company Employees);

(xii)	that is a Collective Agreement;

(xiii)	relating to any litigation or settlement thereof which does or could have actual or contingent obligations or entitlement of the Company or any of its Subsidiaries in excess of US$200,000 and which have not been fully satisfied prior to the date of this Agreement;

(xiv)	providing for the acquisition or disposition by the Company or any of its Subsidiaries of any business, division or product line (whether by merger, amalgamation, sale of shares, sale of assets or otherwise) or capital stock or other equity interests of any other Person, in each case, pursuant to which any obligations of the Company or any of its Subsidiaries remain outstanding;

(xv)	for any capital expenditure or commitment to do so;

(xvi)	relating to any interest rate, currency, commodity or hedging, swap, derivative or forward sale transactions which individually or in the aggregate exceeds US$200,000;

(xvii)	that is for the employment or engagement of any current Company Employees or Company Contractors with an annual base compensation or fees in excess of US$200,000 or providing severance, termination notice, payment in lieu of notice or other termination payments, change of control payments, retention payments, or any other payments that could be triggered by the Arrangement, other than such as results by Law from the employment of an employee without an agreement as to notice, an indemnity in lieu of notice, termination pay or severance pay or relating to loans to any Company Employees or Company Contractors;

(xviii)	that requires the consent of any counterparty thereto (including any Governmental Entity or contracting officer) as a result of, or in order to consummate, the Arrangement, whether such requirement arises under the terms of the Contract, by regulation, or by operation of Law;

(xix)	that was made outside the Ordinary Course during the 36-month period ended June 30, 2026 and is material to the business of the Company or any of its Subsidiaries;

(xx)	that is with any current or former director of the Company or any of its Subsidiaries or any current or former Company Employee or any of their respective associates or affiliates (other than employment or consulting contracts with an annual base compensation of US$200,000 or less) or any Person that owns or formerly owned 10% or more of the outstanding Shares or with any such Person’s associates or affiliates;

(xxi)	that is a Government Contract which was made since June 30, 2025 or pursuant to which any obligations of the Company or any of its Subsidiaries remain outstanding, regardless of the value of such Government Contract;

(xxii)	that requires the Company or any of its Subsidiaries to hold or maintain any security clearance, any cybersecurity certification, any controlled goods registration, any foreign ownership, control or influence mitigation agreement, or any other Authorization, or that involves access to or the handling of controlled, classified or otherwise restricted government information.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions.

“Misconduct Claim” has the meaning ascribed thereto in Section 25(k) of Schedule C.

“Misrepresentation” has the meaning ascribed thereto under the Securities Act (British Columbia).

“MJDS” means the multijurisdictional disclosure system adopted by the SEC and the Securities Authorities, as reflected in National Instrument 71-101 – The Multijurisdictional Disclosure System and the corresponding rules and forms of the SEC.

“Money Laundering Laws” has the meaning ascribed thereto in Paragraph 3030 of Schedule C.

“NYSE American” means the NYSE American LLC.

“officer” has the meaning ascribed thereto in the Securities Act (British Columbia).

“Omnibus Plan” means the rolling 10% stock option plan and fixed 10% RSU plan of the Company adopted as of June 18, 2024.

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Ordinary Course” means, with respect to an action taken by the Company or its Subsidiaries, that such action is consistent with the past practices of the Company and its Subsidiaries and is taken in the ordinary course of the normal day-to-day operations of the business of the Company and its Subsidiaries and it not otherwise material and adverse to the Company and its Subsidiaries.

“Outside Date” means January 29, 2027, unless extended by mutual written agreement of the Parties.

“Parent” has the meaning ascribed thereto in the preamble hereto.

“Parent Disclosure Letter” means the disclosure letter dated the date of this Agreement and all schedules, exhibits and appendices thereto, delivered by the Parent to the Company with this Agreement.

“Parent Shares” means common shares of the Parent.

“Parties” means the Company and the Parent, and “Party” means any one of them.

“Permitted Contest” means any action taken by the Company or any of its Subsidiaries in good faith by appropriate proceedings diligently pursued to contest any Taxes, claims or Liens, provided that (i) the Company has established adequate reserves therefor in accordance with IFRS, (ii) proceeding with such contest would not reasonably be expected to have a Material Adverse Effect, and (iii) proceeding with such contest would not create a material risk of loss of, or interference with the use or operation of, a material part of the assets of the Company and its Subsidiaries.

“Permitted Liens” means, in respect of the Company or any of its Subsidiaries, each of the following Liens:

(xxiii)	Liens for Taxes which are not delinquent or that are the subject of a Permitted Contest;

(xxiv)	Liens of contractors, subcontractors, mechanics, materialmen, carriers, workmen, suppliers, warehousemen, repairmen and similar Liens granted or which arise in the Ordinary Course;

(xxv)	Liens arising under or in connection with zoning, building codes and other land use Laws regarding the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over any Company Real Property;

(xxvi)	the right reserved to or vested in any Governmental Entity by any statutory provision or by the express terms of any lease, license, franchise, grant, Authorization or permit of the Company or any of its Subsidiaries, to terminate any such lease, license, franchise, grant, Authorization or permit, or to require annual or other payments as a condition of their continuance, provided that such rights do not materially and adversely affect the Company’s or its Subsidiaries’ ability to use or operate the relevant asset in the Ordinary Course;

(xxvii)	easements, rights-of-way, encroachments, restrictions, covenants, conditions and other similar matters that, individually or in the aggregate, do not materially and adversely impact the Company’s and its Subsidiaries’ current or contemplated use, occupancy, utility or value of the applicable real property; and

(xxviii)	Liens listed in Section 1.1 of the Company Disclosure Letter.

“Permitted Indebtedness” means, collectively:

(i)	existing indebtedness of the Company and its Subsidiaries set out in Section 1.1 of the Company Disclosure Letter;

(ii)	intercompany indebtedness among the Company and its Subsidiaries;

(iii)	indebtedness incurred under the Bridge Financing;

(iv)	trade payables and accrued liabilities incurred by the Company or any of its Subsidiaries in the Ordinary Course; and

(v)	indebtedness incurred by the Company or any of its Subsidiaries with the prior written consent of the Purchaser.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity, whether or not having legal status.

“Personal Information” means any information which relates to a natural person and directly or indirectly allows that person to be identified or that otherwise constitutes personal information, personal data under Law applicable to the Company or its Subsidiaries.

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Proceedings” means any suit, claim, action, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or known investigation commenced, brought, conducted or heard by or before any Governmental Entity.

“Process” or “Processing” means any operation or set of operations that is performed upon Personal Information, whether or not by automatic means, such as collection, recording, organization, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, blocking, erasure, or destruction.

“Purchase Order” means any task order, delivery order, purchase order, work order or similar order issued pursuant to or under any prime contract, subcontract, basic ordering agreement, blanket purchase agreement, letter contract, cooperative agreement, transaction agreement, or other contractual arrangement under which the Company and its Subsidiaries are entitled to receive payments in excess of US$200,000.

“Purchaser” means a corporation currently existing or to be incorporated under the federal laws of Canada as a direct or indirect wholly-owned subsidiary of the Parent designated by the Parent to act as the Purchaser for all purposes of this Agreement and the Plan of Arrangement in accordance with Section 2.1(b), and, if the if Parent does not designate any such Subsidiary prior to the Effective Time, means the Parent itself.

“Registered Intellectual Property” means all Intellectual Property that is the subject of a registration (or an application for registration), including domain names and social media accounts and identifiers.

“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA.

“Regulatory Approvals” means any consent, waiver, permit, license, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Arrangement (including, for greater certainty, in connection with a change of control of the Company or any of its Subsidiaries whether directly or indirectly or in connection with any of the Company’s or its Subsidiaries’ Authorizations).

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment.

“Representatives” has the meaning ascribed thereto in Section 5.1(1).

“Required Consents” means those consents set forth in Section 1.1 of the Company Disclosure Letter.

“Reverse Termination Fee” has the meaning ascribed thereto in Section 8.2(4).

“Reverse Termination Fee Event” has the meaning ascribed thereto in Section 8.2(4).

“Sanctioned Country” means any country, territory or region that is, or has been the subject or target of a comprehensive trade embargo or other similar country-wide or territory-wide Sanctions (including as of the date hereof, Cuba, Iran, North Korea, Russia, Sudan, Syria and the following regions of Ukraine: (1) Donetsk, (2) Luhansk, (3) Kherson oblast, (4) Zaporizhzhia oblast, and (5) Crimea).

“Sanctioned Person” means, at any time, any Person that is the subject or target of Sanctions or restrictions under Sanctions or other applicable International Trade Laws, including: (i) any individual listed on any Canadian or other foreign Sanctions-related list of designated Persons maintained by any relevant sanction authority, in Canada or elsewhere, such as Global Affairs Canada, Public Safety Canada, and the United Nations Security Council, (ii) any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including, but not limited to, the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), and the Entity List maintained by the U.S. Department of Commerce; (iii) any Person operating, organized, incorporated, with a primary place of business or ordinarily resident in a Sanctioned Country, or (iv) any Person that is, in the aggregate, fifty percent (50%) or more owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clauses (i)-(iii) above as determined by applicable Law.

“Sanctions” means all applicable Laws relating to economic or financial sanctions, trade restrictions, asset freezes, trade embargoes, or blocking and anti-boycott measures, administered or enforced by (i) the government of Canada, including the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada), the anti-terrorism provisions of the Criminal Code (Canada), the Foreign Extraterritorial Measures Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada), and all regulations, schedules, orders or lists made or enacted pursuant to any of the foregoing, (ii) all applicable U.S.. Laws, regulations, embargoes or restrictive measures relating to economic or trade sanctions, including the Laws administered or enforced by OFAC, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council or (iii) any other applicable foreign Governmental Entity in any country or territory having jurisdiction over the Company.

“SEC” means the United States Securities and Exchange Commission.

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof in respect of securities issued in exchange for securities, claims or property interests where the terms and conditions of such issuance and exchange have been approved by a court, after a hearing upon the fairness of such terms and conditions, by a court authorized by Law to grant such approval.

“Securities Authority” means the British Columbia Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada.

“Securities Laws” means, collectively, (i) the Securities Act (British Columbia) and any other applicable Canadian provincial and territorial securities Laws, including the rules, regulations, instruments, blanket orders and published policies thereunder, and (ii) the U.S. Securities Act, the U.S. Exchange Act and any other applicable United States federal and state securities Laws, including the rules and regulations thereunder.

“Security Breach” means any actual or reasonably suspected (i) security breach or breach of Personal Information under applicable Data Security and Privacy Requirements or any unauthorized access, acquisition, use, disclosure, modification, deletion, or destruction of Company Data or Customer Data; or (ii) unauthorized or accidental interference with system operations or security safeguards of the Company’s or its Subsidiaries’ information systems, including any phishing incident or ransomware attack.

“SEDAR+” means the System for Electronic Document Analysis and Retrieval+.

“Share Consideration” means 0.0763 of a Consideration Share per Share or Company RSU.

“Shareholders” means the registered and/or beneficial holders of the Shares, as the context requires.

“Shares” means the common shares in the capital of the Company and includes, for greater certainty, any Shares issued upon the valid exercise of Company Convertible Securities.

“Special Committee” means the special committee of independent members of the Board formed in relation to the proposal to effect the transactions contemplated by this Agreement.

“Stock Exchange Approvals” means collectively: (a) the conditional approval of the TSX-V for the listing of the Consideration Shares on the TSX-V, subject only to customary conditions; and (b) the authorization by the NYSE American of a supplemental listing application (or application for the listing of additional shares) in respect of the Consideration Shares, subject only to customary conditions.

“Subsidiary” has the meaning ascribed thereto in the Securities Act (British Columbia).

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person who is an arm’s length third party, made after the date of this Agreement, to acquire not less than all of the outstanding Shares or all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis that:

(i)	complies with Securities Laws and did not result from or involve a breach of this Agreement, the exclusivity provisions of the Letter of Intent or any other agreement between the Person making the Acquisition Proposal and the Company or any of its Subsidiaries;

(ii)	is reasonably capable of being completed without undue delay relative to the Arrangement, taking into account, all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal;

(iii)	is not subject to any financing contingency and in respect of which adequate arrangements have been made to ensure that the required consideration will be available to effect payment in full for all of the Shares or assets, as the case may be;

(iv)	is not subject to any access or due diligence condition; and

(v)	the Board determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2)).

“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.4(1)(c).

“Supporting Shareholders” means each of those persons set out in Section 1.1 of the Company Disclosure Letter.

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, unclaimed or abandoned property, escheat, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, tariffs, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions and any deemed overpayment of Taxes; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party or otherwise pursuant to Contract or Law.

“Technology” has the meaning ascribed thereto in Paragraph 22(k21(d) of Schedule C.

“Terminating Party” has the meaning ascribed thereto in Section 4.12(3).

“Termination Fee” has the meaning ascribed thereto in Section 8.2(1).

“Termination Fee Event” has the meaning ascribed thereto in Section 8.2(1).

“Termination Notice” has the meaning ascribed thereto in Section 4.12(3).

“Third Party Beneficiaries” has the meaning ascribed thereto in Section 8.7(1).

“TSX-V” means the TSX Venture Exchange.

“United States” or “U.S.” means, as the context requires, the United States of America, its territories and possessions, any state of the United States, and/or the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Unauthorized Code” means any virus, trojan horse, worm, time bomb, vulnerability, key-lock, back door, drop dead device, spyware, adware (as such terms are commonly understood in the software industry) or other code, software routines or hardware components designed or intended to have any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) compromising the privacy or data security of a user or damaging or destroying any data or file without the user’s consent.

“Voting and Support Agreements” means, collectively, the voting and support agreements dated the date hereof between the Parent and each of the Supporting Shareholders.

“Warrant Indenture” means the Warrant Indenture between the Company and Odyssey Trust Company dated October 30, 2025 governing 12,000,000 Company Warrants.

“wilful breach” means a material breach that is a consequence of an act undertaken or a failure to act undertaken by the breaching Party with the actual knowledge that such act or failure to act would, or would be reasonably expected to, directly or indirectly, cause a breach of this Agreement.

Section 1.2      Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(a)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(b)	Currency. All references to dollars or to $ are references to Canadian dollars, unless specified otherwise.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)	Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, “Schedule” and “Exhibit” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The term “made available” means copies of the subject materials were included in the Data Room.

(e)	Capitalized Terms. All capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement.

(f)	Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, it is deemed to refer to the actual knowledge of each of the Company’s Chief Executive Officer, the Company’s Chief Financial Officer and the Company’s Executive Chairman after due and diligent inquiry.

(g)	Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with IFRS.

(h)	Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(i)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(j)	Time References. References to time are to local time, Vancouver, British Columbia.

(k)	Schedules and Exhibit. The schedules and exhibit attached to this Agreement, the Company Disclosure Letter and the Parent Disclosure Letter form an integral part of this Agreement for all purposes of it. The Company Disclosure Letter, the Parent Disclosure Letter and all information contained therein is confidential information and may not be disclosed except in accordance with the terms of the Confidentiality Agreement.

(l)	Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Company, each such provision shall be construed as a covenant by the Company to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

Article 2
tHE aRRANGEMENT

Section 2.1      Arrangement

(a)	The Company and the Parent agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

(b)	The Parent shall be entitled to designate a direct or indirect wholly-owned Subsidiary of Parent, currently existing or to be incorporated under the federal laws of Canada (the “Purchaser”), to act as the Purchaser for all purposes of this Agreement and the Plan of Arrangement, provided that such designation shall not delay the Effective Date. The Parent will cause the Purchaser to perform all of its obligations under the Plan of Arrangement.

Section 2.2      Interim Order

As soon as reasonably practicable after the date of this Agreement, and in any event on or before October 16, 2026, the Company shall apply in a manner reasonably acceptable to the Purchaser pursuant to Section 291 of the BCBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(a)	for the classes of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)	that the required level of approval for the Arrangement Resolution shall be: (i) two-thirds of the votes cast on such resolution by Shareholders present in person or represented by proxy at the Company Meeting; and (ii) if applicable, a simple majority of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or represented by proxy at the Company Meeting, excluding for this purpose votes cast in respect of Shares that are held or controlled by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101;

(c)	that, in all other respects, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(d)	for the grant of Dissent Rights to those Shareholders who are registered Shareholders as contemplated in the Plan of Arrangement;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)	that the hearing in respect of the application for the Final Order shall be open to all Affected Securityholders, that notice of such hearing shall be given to all Affected Securityholders, and that each Affected Securityholder shall have the right to appear and be heard at such hearing, in each case so as to permit the issuance of the Consideration Shares in reliance upon the Section 3(a)(10) Exemption;

(g)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(h)	that the record date for the Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) of the Company Meeting, unless required by Law; and

(i)	for such other matters as the Purchaser may reasonably require, subject to obtaining the prior consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

Section 2.3      The Company Meeting

The Company shall:

(a)	convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and Law as soon as reasonably practicable (and in any event on or before November 27, 2026), and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser: (i) except as required or permitted under Section 4.12(3) or Section 5.4(5); (ii) except as required for quorum purposes (in which case, the Company Meeting shall be adjourned and not cancelled); or (iii) except as required by Law or by a Governmental Entity;

(b)	unless there has been a Change in Recommendation, solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, using dealer and proxy solicitation services firms and cooperating with any Persons engaged by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution;

(c)	promptly provide the Purchaser with copies of or timely access to information regarding the Company Meeting generated by any transfer agent, dealer or proxy solicitation services firm retained by the Company, as requested from time to time by the Purchaser;

(d)	permit the Purchaser to, directly or through a dealer or proxy solicitation services firm, actively solicit proxies in favour of the Arrangement Resolution on behalf of management of the Company in compliance with Law and disclose in the Company Circular that the Purchaser may make such solicitations;

(e)	fix the record date for the Company Meeting and the date of the Company Meeting, in each case, as agreed to between the Company and the Purchaser, each acting reasonably and consistent with the terms of this Agreement;

(f)	give notice to the Purchaser of the Company Meeting and allow the Purchaser and its representatives and legal counsel to attend the Company Meeting;

(g)	promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last 10 Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution, including the manner in which such proxies have been voted;

(h)	promptly advise the Purchaser of any communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement and any exercise or purported exercise or withdrawal of Dissent Rights by Shareholders and provide the Purchaser with an opportunity to review and comment upon any written communications sent by or on behalf of the Company to any such Person and to participate in any discussions, negotiations or proceedings involving any such Person;

(i)	not, without the prior written consent of the Purchaser, waive the deadline for the submission of proxies by Shareholders for the Company Meeting;

(j)	not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to any claims regarding the Arrangement or Dissent Rights without the prior written consent of the Purchaser;

(k)	not change the record date for the Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law or as otherwise contemplated under the terms of this Agreement; and

(l)	notwithstanding the receipt by the Company of a Superior Proposal in accordance with Article 5, unless required or permitted under Section 5.4(5) or otherwise agreed to in writing by the Purchaser, continue to take all steps necessary to hold the Company Meeting and to cause the Arrangement to be voted on at the Company Meeting and not propose to adjourn or postpone the Company Meeting other than as permitted or required by (a).

Section 2.4      The Company Circular

(1)	The Company shall promptly prepare and complete, in consultation with the Purchaser and its legal counsel, the Company Circular together with any other documents required by Law and the Interim Order in connection with the Company Meeting and the Arrangement, and the Company shall, promptly after obtaining the Interim Order, cause the Company Circular and such other documents to be filed and sent to each Shareholder and other Persons as required by the Interim Order and Law, in each case so as to permit the Company Meeting to be held by the date specified in Section 2.3(a).

(2)	The Company shall ensure that the Company Circular complies in all material respects with Law and the Interim Order, does not contain any Misrepresentation (provided that the Company shall not be responsible for the accuracy of any information furnished by the Purchaser in writing specifically for purposes of inclusion in the Company Circular pursuant to Section 2.4(4)) and provides the Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a copy of the Fairness Opinion; (ii) a statement that the Special Committee and the Board have received the Fairness Opinion and, upon the unanimous recommendation of the Special Committee, has unanimously determined, after receiving legal and financial advice, that (a) the Arrangement is fair to the Shareholders, (b) the Arrangement and the entering into of this Agreement is in the best interests of the Company and (c) the Board unanimously recommends that the Shareholders vote in favour of the Arrangement Resolution (the “Board Recommendation”); and (iii) a statement that each of the Supporting Shareholders have entered into Voting and Support Agreements pursuant to which they intend to vote all of their Shares in favour of the Arrangement Resolution.

(3)	The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its legal counsel, and agrees that all information relating solely to the Purchaser, Parent and their affiliates for inclusion in the Company Circular and any information describing the terms of the Arrangement, the Plan of Arrangement and this Agreement must be in a form and content satisfactory to the Purchaser acting reasonably. The Company shall provide the Purchaser with a final copy of the Company Circular prior to its filing and its mailing to the Shareholders and other Persons.

(4)	The Purchaser shall provide to the Company in writing, on a timely basis, all necessary information concerning the Purchaser, Parent and their affiliates that is required by Law to be included by the Company in the Company Circular and which is requested in writing by the Company, and the Purchaser shall ensure that such information does not contain any Misrepresentation.

(5)	Each Party shall promptly notify the other Party if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall, in a manner consistent with this Section 2.4, cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity.

(6)	The Company shall promptly notify the Purchaser upon the receipt of any correspondence with respect to the Company Circular, the Company Meeting or the Arrangement, whether written or oral, from any Securities Authority or the staff of a Securities Authority or any request from any Securities Authority or the staff of a Securities Authority for information related to the Company Circular, the Company Meeting or the Arrangement or amendments or supplements to the Company Circular, and shall promptly provide the Purchaser with copies of all correspondence between the Company and its Representatives, on the one hand, and any Securities Authority or the staff of a Securities Authority, on the other hand. The Company shall respond as promptly as reasonably practicable to any correspondence with respect to the Company Circular, the Company Meeting or the Arrangement from any Securities Authority or the staff of a Securities Authority, and shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on any such response prior to submitting it to any Securities Authority or the staff of a Securities Authority, and shall give reasonable consideration to any comments made thereon by the Purchaser and its legal counsel.

Section 2.5      Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, the Company shall, in consultation with the Purchaser and its legal counsel, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA, as soon as reasonably practicable, but in any event not later than three Business Days after the Arrangement Resolution is passed at the Company Meeting, or such other date as may be agreed to by the Parties in writing.

Section 2.6      Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(a)	diligently pursue, and cooperate with the Purchaser and its legal counsel, in diligently pursuing, the Interim Order and the Final Order;

(b)	provide the Purchaser and its legal counsel with reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement, prior to the service and filing of such materials, and give reasonable consideration to all such comments and will accept the reasonable comments of the Purchaser and its legal counsel with respect to any information required to be supplied by the Purchaser and included in such materials;

(c)	provide legal counsel to the Purchaser with on a timely basis copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal or oppose the granting of, the Interim Order or the Final Order;

(d)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;

(e)	not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent not to be unreasonably withheld, conditioned or delayed, provided that neither the Purchaser nor the Parent is required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser or the Parent’s obligations or diminishes or limits the Purchaser or the Parent’s rights, set forth in this Agreement or in any of such filed or served materials;

(f)	oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, do so only after notice to, and in consultation and cooperation with, the Purchaser and its legal counsel;

(g)	not object to legal counsel to the Purchaser making such submissions on the application for the Interim Order and the Final Order as such counsel considers appropriate, acting reasonably;

(h)	request that the Final Order (i) expressly state that the Arrangement is fair and reasonable, both procedurally and substantively, to the Affected Securityholders, and (ii) include a statement to substantially the following effect:

“This Order shall serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by such act regarding the distribution of securities pursuant to the Plan of Arrangement.”; and

(i)	advise the Court, prior to the hearing in respect of the application for the Final Order, that the Parent will rely on the Section 3(a)(10) Exemption in respect of the issuance of the Consideration Shares, based on the Court’s approval of the Arrangement, and will not file a registration statement under the U.S. Securities Act in respect of such issuance.

Section 2.7      The Arrangement and Effective Date

(1)	Unless another time or date is agreed to in writing by the Parties, closing of the transactions contemplated by this Agreement and the Plan of Arrangement (the “Closing”) shall occur as soon as reasonably practicable (and in any event not later than the third Business Day) after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date).

(2)	The Arrangement shall be effective at the Effective Time on the Effective Date. From and after the Effective Time, the Plan of Arrangement shall have all the effects provided by Law.

(3)	The completion of the Arrangement will take place remotely by exchange of documents and signatures (or their electronic counterparts), unless another place is agreed to in writing by the Parties hereto.

Section 2.8      Payment of Consideration

The Purchaser shall, prior to Closing, deposit, or cause to be deposited with the Depositary in escrow the aggregate Cash Consideration payable to Shareholders (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably) and a treasury order or other evidence of issuance of the number of Consideration Shares equal to the aggregate Share Consideration deliverable to Shareholders, in each case as provided for in the Plan of Arrangement, excluding any such payment in respect of Shares for which Dissent Rights have been validly exercised and not withdrawn.

Section 2.9      Adjustment to Consideration

If, on or after the date of this Agreement, the Company sets a record date for any dividend or other distribution on the Shares that is prior to the Effective Date or the Company pays any dividend or other distribution on the Shares prior to the Effective Time, then, and without limitation to any other rights of the Purchaser and the Parent under this Agreement: (i) to the extent that the amount of such dividends or distributions per Share does not exceed the Consideration, the Consideration shall be reduced by the amount of such dividends or distributions; and (ii) to the extent that the amount of such dividends or distributions per Share exceeds the Consideration, such excess amount shall be placed in escrow for the account of the Purchaser or another Person designated by the Purchaser.

Section 2.10      Withholding Taxes

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or deliverable to any Person under the Plan of Arrangement such amounts as the Purchaser, the Company or the Depositary, as applicable, are required to deduct and withhold, or reasonably believe to be required to deduct and withhold, from such amount otherwise payable or deliverable under any provision of any Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes under this Agreement and the Plan of Arrangement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 2.11      Tax Rollover

An Eligible Holder who receives Consideration Shares pursuant to the Arrangement will be entitled to make an income Tax election, pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act, as applicable (and in each case, where applicable, the analogous provision of provincial income Tax Law) (a “Section 85 Election”), by providing two duly completed and signed copies of the election form prescribed by the Tax Act (and, if applicable, any provincial Tax statute) (each, a “Section 85 Tax Election Form”) to the Purchaser within 90 days following the Effective Date (the “Section 85 Election Period”). Provided such information is correct and complete and in compliance with the requirements imposed under the Tax Act (or applicable provincial income Tax Law), the Purchaser covenants and agrees to, within 60 days after the receipt thereof, return two signed copies of each Section 85 Tax Election Form so delivered to it to such Eligible Holders for filing with the applicable Governmental Entities by such Eligible Holder. The Purchaser will not be responsible for the proper or accurate completion of any Section 85 Tax Election Form or for checking or verifying the contents of any Section 85 Tax Election Form and, except for the Purchaser’s obligation to return, within 60 days of receipt, duly completed Section 85 Tax Election Forms received by it before the end of the Section 85 Election Period, none of the Purchaser, the Company or any successor corporation will be responsible for any Taxes or any other costs or damages resulting from the failure by an Eligible Holder to properly and accurately complete or file the Section 85 Tax Election Forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial income tax Law). In its sole discretion, the Purchaser or any successor corporation may choose to sign and return a Section 85 Tax Election Form to an Eligible Holder that does not provide the necessary information within the Section 85 Election Period but will have no obligation to do so. The Purchaser will deliver a Tax instruction letter to an Eligible Holder promptly upon receipt of a letter of transmittal in which the Eligible Holder has indicated that such Eligible Holder wishes to receive a Tax instruction letter. The Tax instruction letter will provide general instructions on how to make the Section 85 Election.

For the purposes of this Section 2.11, each reference to the Purchaser shall be read as a reference to the issuer of the Consideration Shares received by the applicable Eligible Holder, and the Parties shall structure the Arrangement and the Plan of Arrangement so that each Eligible Holder who receives Consideration Shares is entitled to make a Section 85 Election in respect of the exchange of its Shares.

Section 2.12      List of Shareholders

At the reasonable request of the Purchaser from time to time, the Company shall, as soon as reasonably practicable, provide the Purchaser with a list (in both written and electronic form) of: (i) the registered Shareholders, together with their addresses and respective holdings of Shares; (ii) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Shares (including holders of Company Convertible Securities); and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC and non-objecting beneficial owners of Shares, together with their addresses and respective holdings of Shares. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of holders of securities of the Company and other assistance as the Purchaser may reasonably request from time to time.

Section 2.13      Company Convertible Securities Matters

(1)	The Parties acknowledge that the outstanding Company Convertible Securities shall be treated in accordance with the provisions of the Plan of Arrangement.

(2)	The Parties acknowledge that, in respect of any amounts paid to a holder of Company Convertible Securities in respect of the Company Convertible Securities pursuant to the Plan of Arrangement who is a resident of Canada or who is or was employed in Canada (both within the meaning of the Tax Act) and would otherwise be entitled to claim the deduction under paragraph 110(1)(d) of the Tax Act in respect of such Company Convertible Securities if such Company Convertible Securities were exercised in accordance with their terms: (a) the Company shall (i) make an election pursuant to subsection 110(1.1) of the Tax Act, and (ii) provide evidence in writing of such election to such holders of Company Convertible Securities, in the form(s) prescribed for purposes of the Tax Act, and (b) no deduction will be claimed in respect of any such payments in respect of which such an election is made in computing the taxable income of the Company or of any Person not dealing at arm’s length with the Company under the Tax Act.

Section 2.14      Guarantee

The Parent hereby unconditionally and irrevocably guarantees in favour of the Company the due and punctual performance by the Purchaser of the Purchaser’s obligations hereunder. The Parent hereby agrees that the Company shall not have to proceed first against the Purchaser in respect of any such matter before exercising its rights under this guarantee against the Parent and the Parent agrees to be liable for all guaranteed obligations as if it were the principal obligor of such obligations. For the avoidance of doubt, Parent shall have all the same defenses as Purchaser shall have hereunder, and the aggregate liability of the Parent under this Section 2.14 shall not exceed the amount that the Purchaser would be liable to pay to the Company under this Agreement in respect of the guaranteed obligations.

Article 3
REPRESENTATIONs AND WARRANTIES

Section 3.1        Representations and Warranties of the Company

(1)	Except as set forth in the correspondingly numbered section of the Company Disclosure Letter (it being understood and agreed that the disclosure of any fact or item in any section of the Company Disclosure Letter shall constitute disclosure for any other representation and warranty of the Company set forth in Schedule C), the Company represents and warrants to the Parent and the Purchaser as set forth in Schedule C and acknowledges and agrees that each of the Parent and the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	The representations and warranties of the Company contained in this Agreement and any certificate delivered under Article 6 shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2        Representations and Warranties of the Parent

(1)	The Parent represents and warrants to the Company as set forth in Schedule D and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	Except for the representations and warranties set forth in this Agreement and any certificate delivered under Article 6, neither the Parent nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Purchaser or the Parent.

(3)	The representations and warranties of the Parent contained in this Agreement and any certificate delivered under Article 6 shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
COVENANTS

Section 4.1        Conduct of Business of the Company

(1)	The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as required by this Agreement; (iii) as required by Law; or (iv) as expressly contemplated by Section 4.1 of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the Ordinary Course and in accordance with Laws, and the Company shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ business organization, assets, properties, employees, goodwill and business relationships it currently maintains with customers, suppliers, partners, equipment manufacturers and other Persons with which the Company or any of its Subsidiaries has business relations.

(2)	Without limiting the generality of Section 4.1(1), the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as required by this Agreement; (iii) as required by Law; (iv) as conducted in the Ordinary Course of business; or (v) as expressly contemplated by Section 4.1 of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend its articles of incorporation, articles of arrangement, articles of amalgamation, by-laws or any other Constating Documents, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(b)	adjust, reverse, subdivide, split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof);

(c)	redeem, repurchase, or otherwise acquire, directly or indirectly, or offer to redeem, repurchase or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries, as the case may be, or effect any like change in the capitalization of the Company or its Subsidiaries;

(d)	amend the terms of any of its securities, reduce the capital of any of its securities or otherwise enter into any transaction that would reduce the “paid-up” capital (within the meaning of the Tax Act) of its shares or undertake any capital reorganization;

(e)	issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of, any securities of the Company or of any of its Subsidiaries (including any securities or rights that are linked to the value or price of the Shares) or any options, warrants or similar rights exercisable or exchangeable for or convertible into capital stock of the Company or any of its Subsidiaries, or any stock appreciation rights, phantom share awards or other rights that are linked to the price or the value of the Shares, except for the issuance of Shares issuable upon the exercise or settlement of the Company Convertible Securities outstanding as of the date hereof as disclosed in the Company Disclosure Letter;

(f)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses having a cost, on a per transaction or series of related transactions basis, in excess of US$200,000;

(g)	enter into any agreement that has the effect of creating a joint venture, partnership, shareholders' agreement or similar relationship between the Company or any of its Subsidiaries and another Person;

(h)	sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of, lose the right to use, surrender or encumber or otherwise transfer or dispose of, directly or indirectly, any of its assets, securities, properties, interests or businesses, except inventory sold in the Ordinary Course;

(i)	reorganize, amalgamate or merge the Company or any of its Subsidiaries;

(j)	effect or adopt a plan of liquidation, dissolution, restructuring, reorganization or resolutions providing for the liquidation, dissolution, restructuring or reorganization of the Company or any of its Subsidiaries;

(k)	make inconsistent with past practice, amend or rescind any material Tax election, information schedule, return or designation, except in each case in the Ordinary Course consistent with past practice, settle or compromise any material Tax claim, assessment, reassessment or liability, initiate any voluntary disclosure in respect of Taxes, or change any of its methods of reporting income, deductions or accounting for income Tax purposes;

(l)	amend or change any Tax Return, enter into any agreement with a Governmental Entity with respect to Taxes or request any Tax ruling from a Governmental Entity; surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, or enter into any Tax sharing agreement, Tax allocation agreement, Tax indemnification agreement or similar agreement that is binding upon the Company or any of its Subsidiaries;

(m)	take any action or fail to take any action that would, or would reasonably be expected to, individually or in the aggregate (i) cause the Tax attributes of assets of the Company or any of its Subsidiaries or the amount of Tax loss or other Tax attribute carry-forwards of the Company or any of its Subsidiaries to materially and adversely change from what is reflected in their respective Tax Returns, or (ii) render such Tax loss or other Tax attribute carry-forwards unusable (in whole or in part) by any of them or any successor of the Company or any of its Subsidiaries;

(n)	make any capital expenditure or commitment to do so;

(o)	enter into an agreement relating to any interest rate, currency, commodity or hedging, swap, derivative or forward sale transactions;

(p)	(i) issue any note, bond or other debt security evidencing indebtedness; or (ii) create, incur, assume or guarantee or otherwise become liable for any indebtedness;

(q)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(r)	prepay any long-term indebtedness before its scheduled maturity, or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof;

(s)	make any material change in the Company’s accounting principles, except as required by concurrent changes in IFRS;

(t)	grant any Lien (other than Permitted Liens) on any of the assets of the Company or its Subsidiaries;

(u)	grant any general increase in the rate of wages, fees, salaries, bonuses, commissions, fees or other remuneration of any Company Contractors, Company Employees or directors, or make any bonus or profit sharing distribution or similar payment of any kind, or adopt or otherwise implement any executive bonus, severance, transaction bonus, change of control payment or retention plan or program, except in the Ordinary Course consistent with past practice or as required by Law or written Contracts, in each case, as in effect as of the date hereof;

(v)	(i) adopt, enter into, create, amend or terminate any Employee Plan or increase any benefits under any Employee Plan (other than entering into an employment agreement in the Ordinary Course with a new employee who was not employed by the Company or a Subsidiary on the date of this Agreement and whose annual base compensation does not exceed US$200,000); (ii) hire or employ any new officer or executive of the Company or any of its Subsidiaries; (iii) pay any compensation or benefit to any director or officer of the Company or any of its Subsidiaries or to any Company Employee or Company Contractor (other than in the Ordinary Course, in the case of a Company Employee or Company Contractor who is not a director or officer of the Company and whose annual compensation does not exceed US$200,000) that is not required under the terms of any Employee Plan in effect on the date of this Agreement; (iv) grant, accelerate, increase or otherwise amend any payment, including, but not limited to, any bonus, retention, termination, severance, transaction, change of control, award or other benefit payable to, or for the benefit of, any director or officer of the Company or any of its Subsidiaries or to any Company Employee or Company Contractor (other than in the Ordinary Course, in the case of a Company Employee or Company Contractor who is not a director or officer of the Company; (v) make any material determination under any Employee Plan that is not in the Ordinary Course; or (vi) take or propose any action to effect any of the foregoing;

(w)	cancel, waive, release, assign, settle or compromise any material claims or rights;

(x)	commence, waive, release, assign, settle or compromise any litigation, proceedings or governmental investigations;

(y)	amend or modify in any material respect or terminate or waive any material right under any Material Contract or agree to any material modification, or novation of any Government Contract (whether initiated by the Company or by any Governmental Entity) or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(z)	enter into any new vendor or customer Contracts other than in the Ordinary Course;

(aa)	abandon or fail to diligently pursue any application or renewal for any material Authorizations, leases, permits or registrations or take any action, or fail to take any action, that could lead to the termination, or non-renewal or lapse of any material Authorizations, leases or registrations;

(bb)	enter into any Contract that limits or otherwise restricts the Company, any of its Subsidiaries or any of their respective affiliates or any of their respective successors from engaging in any line of business or carrying on business in any geographic area or the scope of Person to whom any such Person may sell products or services or acquire products or services from, except for prohibitions relating to Sanctions applicable under Government Contracts;

(cc)	enter into any new line of business or expand into new markets that is outside of the business of the Company and its Subsidiaries existing on the date hereof, or abandon or discontinue any line of business of the Company or its Subsidiaries existing on the date hereof;

(dd)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(ee)	enter into or amend any Contract with any broker, finder or investment banker, including any amendment of any of the Contracts with the Financial Advisor, or any Contract that could result in the payment by the Company or any of its Subsidiaries of a finder's fee, success fee or other similar fee in connection with the Arrangement or the other transactions contemplated in this Agreement;

(ff)	except as contemplated in Section 4.13, amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Company or any Subsidiary in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(gg)	knowingly take any action or permit inaction or enter into any transaction that could reasonably be expected to have the effect of reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any affiliates or Subsidiaries and other non-depreciable capital property owned by the Company or any of its Subsidiaries, upon an amalgamation or winding-up of the Company or any of its Subsidiaries (or any of their respective successors);

(hh)	waive, release, abandon, let lapse, grant, sell or transfer any material right under, or amend, modify or change in any material respect, any existing material license or right to use the Business Intellectual Property;

(ii)	waive, release, or amend the restrictive covenant obligations of any current or former Company Employee or Company Contractor;

(jj)	enter into any Contract with a Person that does not deal at arms’ length (as defined in the Tax Act) with the Company and its Subsidiaries;

(kk)	reduce or materially alter the cybersecurity policies, procedures or controls of the Company or any of its Subsidiaries, or fail to comply in all material respects with the requirements of any Government Contract relating to the safeguarding, handling, storage, transmission or destruction of controlled, classified or otherwise restricted government information;

(ll)	terminate or reassign (other than in the Ordinary Course) any employee or contractor who holds a security clearance or who is essential to the Company's or any of its Subsidiaries' ability to maintain any Authorization or to perform any Government Contract;

(mm)	take any action, or permit any action to be taken, that would reasonably be expected to give rise to a new or adverse foreign ownership, control or influence determination by any Governmental Entity;

(nn)	without first consulting with the Purchaser and providing the Purchaser with a reasonable opportunity to review and comment, submit any proposal, bid, or offer for any new Government Contract, or agree to any material modification, extension, novation, or renewal of any existing Government Contract, in each case having an expected value in excess of $200,000 or that would require the Company or any of its Subsidiaries to obtain any new Authorization not held as of the date of this Agreement; or

(oo)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(3)	The Company will, in all material respects, conduct itself so as to keep the Purchaser fully informed as to the material decisions required to be made or material actions required to be taken with respect to the operation of its and its Subsidiaries’ business, including with respect to any Government Contract, Authorization, or government contracting compliance matter. Without limiting the foregoing, the Company shall promptly notify the Purchaser (and in any event within two (2) Business Days) of:

(a)	any notice, correspondence, audit, inquiry, investigation or proceeding received from or initiated by any Governmental Entity with respect to any Government Contract or the Company's or any of its Subsidiaries' compliance with any government contracting, national security, or procurement Law;

(b)	any cure notice, show cause notice, stop work order, termination (whether for default or for convenience), or any other adverse action or threatened adverse action by any Governmental Entity under or in respect of any Government Contract;

(c)	any suspension, revocation, downgrade, or threatened suspension, revocation or downgrade of any Authorization required under a Government Contract or in connection with government, defence or national security-related work;

(d)	any inquiry, notice or communication from any Governmental Entity in connection with any national security, foreign investment, or regulatory review of the transactions contemplated hereby;

(e)	any event that would reasonably be expected to result in the debarment, suspension or exclusion of the Company or any of its Subsidiaries from contracting with any Governmental Entity.

The Company shall cooperate with the Purchaser in: (i) preparing and submitting any filings, notifications, or submissions required or advisable in connection with any national security, foreign investment, or regulatory review of the Transactions contemplated hereby, and shall not make any material representation or submission to any Governmental Entity in connection with such review without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed); and (ii) developing a novation plan for the transfer or assignment of Government Contracts and a transition plan for the maintenance of Authorizations following the Effective Time, including providing the Purchaser with reasonable access to information and personnel necessary for such planning.

Section 4.2        Covenants of the Company Relating to the Arrangement

(1)	Subject to Section 4.7 which shall govern in relation to Regulatory Approvals, the Company shall perform, and shall cause each of its Subsidiaries to perform, all obligations required or desirable to be performed by the Company or any of its Subsidiaries under this Agreement, cooperate with the Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause each of its Subsidiaries to:

(a)	use all commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b)	use all commercially reasonable efforts to obtain, provide and maintain, as applicable, all third party or other consents (including the Required Consents), waivers, permits, exemptions, orders, approvals, notices, agreements, amendments or confirmations that are (i) necessary or advisable to be obtained or provided under the Material Contracts in connection with the Arrangement or (ii) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser or the Parent to pay, any consideration or incurring any liability or obligation or agreeing to any amendment or modification to any such Material Contract without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed);

(c)	use all commercially reasonable efforts to effect all necessary registrations, filings, notices and submissions of information required by Governmental Entities from the Company and its Subsidiaries relating to the Arrangement;

(d)	use all commercially reasonable efforts to, upon reasonable consultation with the Purchaser, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(e)	not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which could reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement; and

(f)	use commercially reasonable efforts to assist in effecting the resignations of each member of the Board and the board of directors of each of the Company’s Subsidiaries (in each case, to the extent requested by the Purchaser), and causing them to be replaced by Persons nominated by the Purchaser effective as of the Effective Time.

(2)	The Company shall promptly notify the Purchaser in writing of:

(a)	any Material Adverse Effect or any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect;

(b)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)	any notice or other communication from any material supplier, material marketing partner, material customer, material distributor or material reseller to the effect that such supplier, marketing partner, customer, distributor or reseller is terminating, may terminate, or otherwise is, or may, adversely modify, its relationship with the Company or any of its Subsidiaries;

(d)	any notice or other communication from any Governmental Entity in connection with this Agreement or the Arrangement (and contemporaneously provide a copy of any such notice or communication to the Purchaser); or

(e)	any Proceedings commenced or, to the Company’s knowledge, threatened against, relating to or involving the Company or any of its Subsidiaries or that relate to this Agreement or the Arrangement.

(3)	The Company shall also provide, and shall use its commercially reasonable efforts to cause its Representatives to provide, to the Parent cooperation reasonably requested by the Parent in connection with any financing entered into in relation to the Arrangement, provided that: (A) such requested co-operation is made on reasonable notice and does not unreasonably interfere with the ongoing operations of the Company; (B) such requested co-operation shall not require the Company to obtain the approval of the Shareholders; and (C) the Parent shall pay all of the cooperation costs and all direct or indirect costs that may be incurred as a consequence of such requested cooperation or such financing, provided that neither the Company nor any of its Subsidiaries shall be required by the Parent to pay any commitment, consent or other similar fee or incur any other liability in connection with any such financing prior to the Effective Time. The Company acknowledges that the Parent may have confidential discussions concerning this Agreement or the Arrangement with its financing sources, and consents to the Parent having such discussions provided that such financing sources keep any applicable confidential information concerning the Company confidential in accordance with the Confidentiality Agreement.

(4)	The Company shall use commercially reasonable efforts to maintain and preserve all of its rights under each of its and its Subsidiaries’ Authorizations and shall not solicit or encourage any Governmental Entity to make additions to the obligations under any existing or future Authorization (except to the extent necessary for the Company to continue operating its business in accordance with applicable Laws in which case the Company shall consult with the Purchaser prior to soliciting or encouraging such additions and shall, acting reasonably, give reasonable consideration to the Purchaser’s comments).

Section 4.3        Company Covenant Regarding Company Debentures

(1)	The Company covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Company shall not, and shall cause its Subsidiaries not to, without the prior written consent of the Purchaser (in its sole discretion), directly or indirectly:

(a)	amend, modify, supplement, restate, waive or otherwise vary any term or condition of (i) the Debenture Indentures, (ii) any Company Debentures issued pursuant thereto, or (iii) any ancillary agreement, certificate, instrument or document entered into in connection with the Debenture Indentures;

(b)	take any action, or fail to take any action, that would, or would reasonably be expected to, result in the acceleration, mandatory prepayment, redemption, repurchase, defeasance, cancellation or early maturity of any Company Debenture, including triggering any “change of control,” “event of default,” “put right” or similar provision under the Debenture Indentures;

(c)	make or agree to make any payment (whether of principal, interest, premium, penalty or otherwise) in respect of any Company Debenture other than regularly scheduled payments of interest payable in accordance with the terms of the Debenture Indentures as in effect on the date hereof;

(d)	issue any additional convertible debentures or other debt securities convertible into or exchangeable for Shares or any other equity securities of the Company or its Subsidiaries under or pursuant to the Debenture Indentures or otherwise;

(e)	consent to or approve any conversion of any Company Debenture into Shares other than a conversion validly elected by a holder thereof in accordance with the terms of the Debenture Indentures as in effect on the date hereof, and with respect to any such conversion, the Company shall promptly (and in any event within five (5) Business Days) notify the Purchaser in writing of such conversion, including the identity of the converting holder, the principal amount of Company Debentures converted and the number of Shares issued upon such conversion;

(f)	enter into any agreement, arrangement or understanding with the trust appointed under a Debenture Indenture or any holder of Company Debentures, or grant any consent, waiver or forbearance under or in connection with the Debenture Indentures, in each case that could reasonably be expected to adversely affect the Purchaser’s rights or obligations under this Agreement or the Plan of Arrangement; or

(g)	take any other action, or fail to take any action, that is inconsistent with the provisions of the Debenture Indentures or that could reasonably be expected to adversely affect the rights of the Purchaser or the treatment of the Company Debentures contemplated by the Plan of Arrangement.

(2)	The Company shall use reasonable best efforts to comply in all material respects with the terms and conditions of the Debenture Indentures and shall promptly notify the Purchaser in writing of: (a) any breach or default (or event that, with notice or lapse of time, would constitute a breach or default) under the Debenture Indentures; (b) any notice received by the Company from the trust appointed under a Debenture Indenture or any holder of Company Debentures in connection with the Debenture Indentures; and (c) any conversion of Company Debentures into Shares.

Section 4.4        Company Covenant Regarding Company Warrants

(1)	The Company covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Company shall not, and shall cause its Subsidiaries not to, without the prior written consent of the Purchaser (in its sole discretion), directly or indirectly:

(a)	amend, modify, supplement, restate, waive or otherwise vary any term or condition of (i) any Company Warrant (ii) the Warrant Indenture, or (iii) any ancillary agreement, certificate, instrument or document entered into in connection with the Warrant Indenture;

(b)	take any action, or fail to take any action, that would, or would reasonably be expected to, result in the acceleration, cancellation or early expiration of any Company Warrant, including triggering any adjustment or similar provision;

(c)	enter into any agreement, arrangement or understanding with the trustee under the Warrant Indenture or any holder of Company Warrants, or grant any consent, waiver or forbearance under or in connection with the Warrant Indenture, in each case that could reasonably be expected to adversely affect the Purchaser’s rights or obligations under this Agreement or the Plan of Arrangement; or

(d)	take any other action, or fail to take any action, that is inconsistent with the provisions of the Company Warrants and the Warrant Indenture or that could reasonably be expected to adversely affect the rights of the Purchaser or the treatment of the Company Warrants contemplated by the Plan of Arrangement.

(2)	The Company shall use reasonable best efforts to comply in all material respects with the terms and conditions of the Company Warrants and the Warrant Indenture and shall promptly notify the Purchaser in writing of: (a) any breach or default (or event that, with notice or lapse of time, would constitute a breach or default) under the Company Warrants and the Warrant Indenture; and (b) any notice received by the Company under the Warrant Indenture or from any holder of Company Warrants.

Section 4.5        Conduct of Business of the Purchaser

(1)	The Parent covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as required by this Agreement; or (iii) as required by Law; the Parent shall, and shall cause each of its Subsidiaries to, conduct its business in the Ordinary Course and in accordance with Laws, and the Parent shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ business organization, assets, properties, employees, goodwill and business relationships it currently maintains with customers, suppliers, partners, equipment manufacturers and other Persons with which the Purchaser or any of its Subsidiaries has business relations.

(2)	Without limiting the generality of Section 4.3(1), the Parent covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as required by this Agreement; or (iii) as required by Law, the Parent shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend its articles of incorporation, articles of arrangement, articles of amalgamation, by-laws or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(b)	adjust, reverse, subdivide, split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof);

(c)	redeem, repurchase, or otherwise acquire, directly or indirectly, or offer to redeem, repurchase or otherwise acquire any shares of capital stock of the Parent or any of its Subsidiaries, as the case may be, or effect any like change in the capitalization of the Parent or its Subsidiaries;

(d)	effect or adopt a plan of liquidation, dissolution, restructuring, reorganization or resolutions providing for the liquidation, dissolution, restructuring or reorganization of the Parent or any of its Subsidiaries; or

(e)	authorize, agree, resolve or otherwise commit to do any of the foregoing.

Section 4.6        Covenants of Purchaser and Parent Relating to the Arrangement

(1)	Subject to Section 4.7 which shall govern in relation to Regulatory Approvals, the Purchaser and the Parent shall perform all obligations required to be performed by them under this Agreement, cooperate with the Company in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, each of the Purchaser and the Parent shall:

(a)	use all commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to them and comply promptly with all requirements imposed by Law on them with respect to this Agreement or the Arrangement;

(b)	use all commercially reasonable efforts to cooperate with the Company in obtaining, providing and maintaining all third party or other consents (including the Required Consents), waivers, permits, exemptions, orders, approvals, notices, agreements, amendments or confirmations that are (i) necessary or advisable to be obtained or provided under the Material Contracts in connection with the Arrangement or (ii) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser, and without committing itself or the Company to pay any consideration or to incur any liability or obligation that is not conditioned on consummation of the Arrangement;

(c)	use its commercially reasonable efforts to maintain its status as a “reporting issuer” (or similarly designated entity) not in default under applicable Securities Laws in the provinces where it is a reporting issuer as at the date of this Agreement;

(d)	use its commercially reasonable efforts to maintain the listing of the Parent Shares on the TSX-V and the NYSE American and to comply with all continued listing standards and requirements of the TSX-V and the NYSE American applicable to the Parent, including Part 10 of the NYSE American Company Guide;

(e)	use all commercially reasonable efforts to effect all necessary registrations, filings, notices and submissions of information required by Governmental Entities from them relating to the Arrangement (provided that, matters relating to the Regulatory Approvals shall be governed by Section 4.7);

(f)	use all commercially reasonable efforts, upon reasonable consultation with the Company, to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any Proceedings to which they are a party or brought against them challenging the Arrangement or this Agreement;

(g)	take all steps necessary to ensure that the Consideration Shares are, at the Effective Time, (i) authorized for listing on each of the TSX-V and the NYSE American, (ii) eligible for the direct registration system operated by a securities depository, and (iii) issued as fully paid and non-assessable common shares of the Parent, free and clear of all Liens and, other than in the case of Affected Securityholders that are affiliates of the Parent, free of any restriction on resale under the U.S. Securities Act;

(h)	cooperate with the Company to satisfy the requirements of the Section 3(a)(10) Exemption in respect of the issuance of the Consideration Shares, it being acknowledged and agreed that the Consideration Shares are to be issued in reliance upon the Section 3(a)(10) Exemption and that no registration statement is to be filed under the U.S. Securities Act in respect of such issuance; provided that, if the Section 3(a)(10) Exemption is or becomes unavailable, the Parent shall, at its sole expense, prepare and file with the SEC a registration statement on Form F-8 or Form F-80 under the MJDS (or, if neither such form is available, on such other form as is then available to the Parent), together with a written irrevocable consent and power of attorney on Form F-X, and shall use its commercially reasonable efforts to cause such registration statement to become and remain effective through the Effective Time, and the Company shall provide such cooperation in connection therewith as the Parent may reasonably request, including furnishing financial statements and other information concerning the Company and its Subsidiaries and using its commercially reasonable efforts to cause its auditors to deliver such consents and comfort letters as the Parent may reasonably request, in each case at the Parent’s expense; and

(i)	not take any action that could reasonably be expected to interfere with or be inconsistent with the consummation of the Arrangement or the transactions contemplated by this Agreement.

(2)	The Purchaser shall promptly notify the Company in writing of any Proceedings commenced or, to its knowledge, threatened against, relating to or involving the Purchaser or the Parent that relate to this Agreement or the Arrangement.

Section 4.7        Regulatory Approvals

(1)	As soon as reasonably practicable after the date of this Agreement, each Party shall make all notifications, filings, applications and submissions with Governmental Entities required or considered advisable by the Purchaser in connection with any Regulatory Approval and each Party shall use its commercially reasonable efforts to obtain and maintain the Regulatory Approvals.

(2)	The Parties shall cooperate with one another in connection with obtaining the Regulatory Approvals including by providing or submitting on a timely basis all documentation and information that is required, or in the opinion of the Purchaser, advisable, in connection with obtaining the Regulatory Approvals and use their commercially reasonable efforts to ensure that such information does not contain a Misrepresentation.

(3)	The Parties shall cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining any Regulatory Approvals, and shall promptly notify each other of any communication from any Governmental Entity in respect of any Regulatory Approval, and shall not make any submissions or filings or participate in any meetings or any material conversations with any Governmental Entity in respect of any Regulatory Approval unless it consults with the other applicable Party in advance and, to the extent not precluded by such Governmental Entity, gives the other applicable Party the opportunity to review drafts of any submissions or filings, and attend and participate in any communications or meetings with any such Governmental Entity. Despite the foregoing, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with the other applicable Party to address reasonable attorney-client or other privilege or confidentiality concerns, provided that a Party must provide external legal counsel to the other applicable Party non-redacted versions of drafts and final submissions, filings or other written communications with any Governmental Entity on the basis that the redacted information will not be shared with its clients.

(4)	Each Party shall notify the other applicable Party if it becomes aware that any (i) application, filing, document or other submission for a Regulatory Approval contains a Misrepresentation or (ii) any Regulatory Approval contains, reflects or was obtained following the submission of any application, filing, document or other submission containing a Misrepresentation, such that an amendment or supplement may be necessary or advisable. In such case, the Company shall, in consultation with and subject to the prior approval of the Purchaser, cooperate in the preparation, filing and dissemination, as applicable, of any such amendment or supplement.

(5)	If any objections are asserted with respect to the transactions contemplated by this Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with Law, the Parties shall, at the direction of the Purchaser, use their commercially reasonable efforts consistent with the terms of this Agreement to resolve such objection or proceeding so as to allow the Effective Time to occur on or prior to the Outside Date.

(6)	As promptly as practicable after the date of this Agreement, and in any event within 20 Business Days, the Parties shall jointly prepare and submit to CFIUS a draft joint voluntary notice in respect of the transactions contemplated by this Agreement pursuant to Section 721 of the DPA, shall thereafter file a formal joint voluntary notice, and shall use their commercially reasonable efforts to obtain the CFIUS Approval as promptly as practicable and in any event prior to the Outside Date. The Parent shall direct the strategy for obtaining the CFIUS Approval, provided that neither the Parent nor the Purchaser shall be required to accept, and the Company shall not agree to or propose, any mitigation agreement, national security agreement, condition, undertaking or other requirement that would, individually or in the aggregate, be materially adverse to the Parent and its affiliates (including, following the Effective Time, the Company and its Subsidiaries), taken as a whole. The Parent and the Company shall each bear one-half of any filing fee payable to CFIUS in connection with the CFIUS Approval, and the Company shall not make any material representation or submission to CFIUS without the prior written consent of the Parent.

Section 4.8        Access to Information; Confidentiality

(1)	From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to Law, the Company shall give the Purchaser and its representatives: (i) reasonable access during normal business hours to its and its Subsidiaries’ (a) premises, (b) property and assets (including all books and records, whether retained internally or otherwise), (c) Contracts and Authorizations and (d) senior personnel; and (ii) such financial and operating data or other information with respect to the assets or business of the Company and its Subsidiaries as the Purchaser may from time to time reasonably request, including for integration planning purposes, provided that the Company and its Subsidiaries shall not be required to grant to any Person access to, or disclose to any Person, any classified information, controlled unclassified information or other information subject to confidentiality, security, nationality, citizenship, clearance or access restrictions under any Government Contract, solely to the extent that the applicable Government Contract expressly prohibits disclosure of such information to such Person. The Company shall use commercially reasonable efforts to provide such information as may be disclosed without violating such restrictions. The Company shall continue to afford the Purchaser and its representatives with access to the Data Room. Without limiting the generality of the foregoing: (i) the Company shall, upon the Purchaser’s request, facilitate discussions between the Purchaser and any third party from whom consent may be required in connection with the Arrangement or with whom the Company or any of its Subsidiaries does business; and (ii) the Purchaser and its representatives shall, upon reasonable prior notice, have the right to conduct inspections of each of the Company’s and its Subsidiaries’ properties and material assets.

(2)	Investigations made by or on behalf of the Parent and Purchaser, whether under this Section 4.8 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement.

(3)	The Parent and the Purchaser each acknowledge that the Confidentiality Agreement continues to apply and that any information provided under Section 4.8(1) that is non-public and/or proprietary in nature shall be subject to the terms of the Confidentiality Agreement.

Section 4.9        Pre-Acquisition Reorganization

(1)	The Company agrees that, upon the reasonable request by the Purchaser, the Company shall: (i) effect such reorganizations of the Company’s and its Subsidiaries’ corporate structure, capital structure, business, operations or assets and such other transactions as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”); (ii) cooperate with the Purchaser and its advisors in order to determine the nature and manner in which any Pre-Acquisition Reorganization might most effectively be undertaken; and (iii) cooperate with the Purchaser and its advisers to seek to obtain any consents, approvals, waivers or similar authorizations that are reasonably required by the Purchaser (based on the applicable terms of the Contract or Authorization) in connection with the Pre-Acquisition Reorganizations, if any.

(2)	Without limiting the generality of the foregoing, the Company acknowledges that the Purchaser may enter into transactions designed to step up the tax basis in certain capital property of the Company and/or its Subsidiaries for purposes of the Tax Act and agrees to use commercially reasonable efforts to provide information reasonably requested and required by the Purchaser in this regard on a timely basis and to assist in obtaining any such information.

(3)	The Company will not be obligated to perform any Pre-Acquisition Reorganization under Section 4.9(1) unless such Pre-Acquisition Reorganization:

(a)	is not prejudicial to the Company, any of its Subsidiaries, or the Affected Securityholders in any material respect;

(a)	does not require the Company to obtain the approval of the Shareholders (other than as properly put forward and approved at the Company Meeting);

(b)	does not impair, prevent or delay the consummation of the Arrangement in any material respect;

(c)	does not require the Company or any of its Subsidiaries to contravene any Laws or any material Authorization;

(d)	would not result in any material Taxes being imposed on, or any material adverse Tax consequence to, any class of Affected Securityholders incrementally greater than the Taxes to such Persons in connection with the Arrangement in the absence of any such Pre-Acquisition Reorganization;

(e)	is effected as close to the Effective Time as is practicable;

(f)	does not unreasonably interfere with the material operations of the Company or any of its Subsidiaries prior to the Effective Time; and

(g)	does not become effective unless the Purchaser has confirmed in writing that it is prepared to promptly, and without condition, proceed to effect the Arrangement, and the Purchaser has waived or confirmed in writing the satisfaction of all conditions in its favour set forth in this Agreement.

(4)	The Purchaser must provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least 10 Business Days prior to the Effective Time. Upon receipt of such notice, the Purchaser and the Company shall work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are reasonably necessary, including making amendments to this Agreement or the Plan of Arrangement (provided that such amendments do not require the Company to obtain approval of securityholders of the Company (other than as properly put forward and approved at the Company Meeting)), and shall seek to have any such Pre-Acquisition Reorganization be effective immediately prior to the Effective Time.

(5)	The Purchaser agrees that any Pre-Acquisition Reorganization will not be considered in determining whether a representation, warranty or covenant of the Company under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract), and the Purchaser hereby waives any breach of a representation, warranty or covenant of this Agreement by the Company where such breach results solely from an action taken by the Company in good faith pursuant to a request by the Purchaser in accordance with this Section 4.9 and is not otherwise caused or contributed to by any other act, omission, fact, circumstance or event.

(6)	The Purchaser shall indemnify and save harmless the Company and its Subsidiaries and their respective directors, officers, employees, agents and trustees from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization, and no director, officer, employee, agent or trustee of the Company or any of its Subsidiaries shall be required to take any action in any capacity other than as a director, officer, employee, agent or trustee, as the case may be.

(7)	If, at the request of the Purchaser, the Company effects any Pre-Acquisition Reorganization prior to the Effective Date and the Arrangement is not completed, the Purchaser shall forthwith reimburse the Company for all reasonable fees and expenses (including any professional fees and expenses) incurred by the Company and its Subsidiaries in connection with such Pre-Acquisition Reorganization and shall be responsible for any reasonable direct costs, fees, expenses, damages or other amounts that are or may become payable by the Company and its Subsidiaries in connection with or as a result of reversing or unwinding any Pre-Acquisition Reorganization that was effected or undertaken prior to the termination of this Agreement at the Purchaser's request.

Section 4.10      Tax Matters

The Company covenants and agrees that, until the Effective Time, the Company and its Subsidiaries shall (a) duly and timely file with the appropriate Governmental Entity all Tax Returns required to be filed by any of them, which shall be correct and complete in all material respects, (b) reasonably consult with the Purchaser with respect to the discretionary deductions to be claimed in respect of any such Tax Return where claiming such discretionary deductions would otherwise give rise to a loss for tax purposes, and (c) pay, withhold, collect and remit to the appropriate Governmental Entity in a timely fashion all amounts required to be so paid, withheld, collected or remitted. The Company shall keep the Purchaser reasonably informed of any events, discussions, notices or changes with respect to any Tax or regulatory audit or investigation or any other investigation by a Governmental Entity or proceeding involving the Company or any of its Subsidiaries (other than Ordinary Course communications which could not reasonably be expected to be material to the Company and the Subsidiaries on a consolidated basis).

Section 4.11      Public Communications

The Company and the Purchaser, each acting reasonably, shall agree on the text of joint press releases by which the Company and the Purchaser will announce: (i) the execution of this Agreement; and (ii) the completion of the Arrangement. The Parties shall cooperate in the preparation of presentations, if any, to the Shareholders regarding the Arrangement. Except as required by Law, a Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any Party that, in the opinion of its legal counsel, is required to make disclosure by Law shall use its reasonable best efforts to give the other Parties prior oral or written notice and a reasonable opportunity to review and comment on the disclosure. The Party making such disclosure shall give reasonable consideration to any comments made by the other Parties or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure if legally permitted. For the avoidance of doubt, none of the foregoing shall prevent a Party from making internal announcements to employees and having discussions with stakeholders so long as such announcements and discussions are consistent in all material respects with the most recent press releases, public disclosures or public statements made by the Parties. Neither Party shall make, or permit to be made on its behalf, any public statement or disclosure with respect to this Agreement or the Arrangement the primary purpose or effect of which is to condition the market for any offering of securities of the Parent other than the issuance of the Consideration Shares pursuant to the Arrangement. Each Party shall be responsible for making its own filings and disclosures required under Securities Laws in respect of this Agreement and the Arrangement. The Parties consent to this Agreement being filed on SEDAR+ as soon as practicable after the public announcement of the transactions contemplated hereby, subject to the prior redaction of any commercially sensitive and personal information, and the Company consents to this Agreement and any such press release being furnished or filed by the Parent with the SEC under the U.S. Exchange Act, including under cover of Form 6-K. The Parent shall, in addition, satisfy any notification and disclosure requirements of the NYSE American in respect of the Arrangement, including its timely alert and material news policy, and shall make any public disclosure of material information relating to the Arrangement in a manner consistent with Regulation FD under the U.S. Exchange Act.

Section 4.12      Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Parties of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)	Notification provided under this Section 4.12 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)	The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i), unless the Party seeking to terminate this Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the applicable other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date. If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, unless the Parties mutually agree otherwise, the Company shall postpone or adjourn the Company Meeting to the earlier of (a) 10 Business Days prior to the Outside Date and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party.

Section 4.13      Insurance and Indemnification

(1)	Prior to the Effective Date, the Company shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser shall, or shall cause the Company and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that the Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the aggregate cost of such policies shall not exceed 300% of the Company’s current annual aggregate premium for policies currently maintained by the Company or its Subsidiaries, and any premium in excess of such amount shall be borne by the Company and shall constitute a Company Transaction Expense.

(2)	The Purchaser shall cause the Company to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries, to the extent that they are (i) included in the Constating Documents of the Company or any of its Subsidiaries or (ii) disclosed in Section 4.13(2) of the Company Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Section 4.13(2) of the Company Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

(3)	The Company shall indemnify and save harmless Parent and Purchaser and their respective directors, officers, employees, representatives and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which any of Parent and Purchaser and their respective directors, officers, employees, representatives and agents may be subject or may suffer or incur, whether under the provisions of any applicable Law or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(a)	any Misrepresentation or alleged Misrepresentation contained in the Company Circular or in any material filed by the Company in compliance or intended compliance with any applicable Laws; or

(b)	any Order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission of a material fact or alleged untrue statement or omission of a material fact or any Misrepresentation or any alleged Misrepresentation by the Company in the Company Circular,

except that Company shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based solely upon any Misrepresentation or any alleged Misrepresentation in the Company Circular that is based solely on the information provided by the Parent or in any material filed by or on behalf Parent in compliance or intended compliance with any applicable Laws.

Section 4.14      Stock Exchange Approvals and TSX-V Delisting

(1)	The Purchaser and the Parent shall, as promptly as practicable following the date of this Agreement and in any event within 10 Business Days, prepare and submit (i) to the TSX-V, an application for the conditional approval of the listing of the Consideration Shares, and (ii) to the NYSE American, a supplemental listing application (or application for the listing of additional shares) in respect of the Consideration Shares, and shall use their commercially reasonable efforts to obtain the Stock Exchange Approvals prior to the mailing of the Company Circular, but in any event prior to Closing. No Consideration Shares shall be issued unless and until the NYSE American has authorized such supplemental listing application. The Purchaser shall be responsible for and pay, or cause to be paid, all filing fees in connection with obtaining the Stock Exchange Approvals.

(2)	The Company shall use its commercially reasonable efforts in cooperation with the Purchaser to cause the Shares to be de-listed from the TSX-V with effect on or as promptly as practicable following the Effective Date.

(3)	The Parties shall ensure that the Plan of Arrangement and the Company Circular each provide that the Consideration Shares to be issued pursuant to the Arrangement will be issued in reliance upon the Section 3(a)(10) Exemption, and that no legend, notation or other restriction on transfer under the U.S. Securities Act shall be endorsed on, or recorded in respect of, any certificate, direct registration statement or other evidence of ownership representing Consideration Shares, other than in the case of an Affected Securityholder who is, at the Effective Time, an “affiliate” of the Parent for the purposes of Rule 144 or Rule 145 under the U.S. Securities Act.

Section 4.15      Consideration Shares; U.S. Resale and Exchange Matters

(1)	The Company Circular shall include disclosure, in form and substance satisfactory to the Parent acting reasonably, describing: (a) the basis on which the Consideration Shares are being issued without registration under the U.S. Securities Act or any U.S. state securities laws, including the requirements of the Section 3(a)(10) Exemption and the role of the Final Order; (b) the ability of Affected Securityholders who are not affiliates of the Parent to resell the Consideration Shares in the United States without restriction under the U.S. Securities Act; and (c) the restrictions on resale applicable to Affected Securityholders who are, or who have been within 90 days of the Effective Time, or who become at the Effective Time, affiliates of the Parent, including the requirements of Rule 144 and Rule 145 under the U.S. Securities Act. The Parent shall provide the Company on a timely basis with such information concerning the Parent and the Consideration Shares as is reasonably required for the purposes of such disclosure, and shall use its commercially reasonable efforts to cause its transfer agent and registrar to issue and register the Consideration Shares in a manner consistent with this Section.

(2)	The Parent shall, prior to the Effective Time: (a) cause the Consideration Shares to be eligible for the direct registration system operated by a securities depository as contemplated by Section 135 of the NYSE American Company Guide; (b) maintain its access to the SEC’s Electronic Data Gathering, Analysis and Retrieval system in accordance with the SEC’s then-current filer access requirements, so as to permit the timely filing or furnishing of all documents required in connection with the Arrangement; (c) make its most recent annual report on Form 40-F available on or by a link through its website in accordance with Section 610(a) of the NYSE American Company Guide; (d) give the NYSE American prompt notice of any change in its officers or directors in accordance with Section 921 of the NYSE American Company Guide; and (e) obtain the review and approval of its audit committee, or another comparable body of independent directors, of the transactions contemplated by this Agreement to the extent required by Section 120 of the NYSE American Company Guide.

Section 4.16      Company Debt

The Company shall, and shall cause each of its Subsidiaries to, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms (i) conduct its business in a manner that will ensure compliance with the conditions set forth in Section 6.2(8) [Company Debt]; (ii) use commercially reasonable efforts to ensure that the Company Transaction Expenses do not exceed the amount set forth in Section 4.16 of the Company Disclosure Letter; and (iii) upon reasonable request from time to time, provide the Purchaser with evidence of such compliance, in form and substance reasonably satisfactory to the Purchaser.

Section 4.17      Bridge Financing

(1)	Subject to the satisfaction or waiver by the Parent of the conditions set out in the Bridge Financing Documents, including the security contemplated by the Bridge Financing Documents having been validly created and perfected, the Parent shall make available to the Company a secured two-year term loan in a maximum principal amount of $2,000,000 (the “Bridge Financing”).

(2)	The terms and conditions of the Bridge Financing, including its interest rate, availability period, maturity, repayment terms, events of default and security, shall be set out in definitive credit and security documentation in form and substance satisfactory to the Parent and the Company, each acting reasonably (collectively, the “Bridge Financing Documents”).

(3)	Upon termination of the Agreement by the Company pursuant to Section 7.2(1)(c)(ii) [Superior Proposal], all amounts outstanding under the Bridge Financing shall automatically become due and payable, without notice or any other formality or action by the Parent. The Company shall, within five (5) Business Days following the occurrence of such termination, repay the Bridge Financing in full in immediately available funds, including all outstanding principal, accrued and unpaid interest, fees, costs, expenses and all other amounts owing under the Bridge Financing Documents, without set-off, counterclaim or deduction, except as required by Law. Such repayment shall be separate from, and in addition to, the Termination Fee and any other amounts payable by the Company under this Agreement, and no amount repaid in respect of the Bridge Financing shall reduce or otherwise be credited against the Termination Fee. The security granted in connection with the Bridge Financing shall remain in full force and effect until all amounts owing under the Bridge Financing Documents have been indefeasibly paid in full.

(4)	The Company’s repayment obligations are absolute and unconditional and shall apply irrespective of the outcome of the transactions contemplated by this Agreement and without set-off, deduction, counterclaim or defence. Whether Closing occurs or not, all amounts outstanding under the Bridge Financing shall be repaid, assumed, converted or otherwise treated as provided in the Bridge Financing Documents.

(5)	The Company shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, all further documents and take all further actions reasonably requested by the Parent to evidence the Bridge Financing, perfect and maintain any related security and give effect to this Section 4.17.

(6)	This Section 4.17 and the Company’s obligations under the Bridge Financing Documents, including its repayment obligations, shall survive the termination of this Agreement.

Article 5
additional cOVENANTS regarding non-solicitation

Section 5.1        Non-Solicitation

(1)	Except as expressly provided in this Article 5, the Company and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, shareholder, representative (including any financial or other adviser) or agent of the Company or of any of its Subsidiaries (collectively, “Representatives”), or otherwise, and shall not permit any such Person to:

(a)	solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than with the Purchaser and the Parent) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify, the Board Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for a period of no more than five Business Days following the public announcement of such Acquisition Proposal will not be considered to be in violation of this Section 5.1 provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such five Business Day period (or in the event that the Company Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Company Meeting)); or

(e)	accept or enter into (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3) or publicly propose to accept or enter into any agreement, letter of intent, understanding or arrangement in respect of an Acquisition Proposal or any inquiry, proposal or offer that may reasonably be expected to constitute or lead to an Acquisition Proposal.

(2)	The Company shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, any solicitation, encouragement, discussion, negotiation or other activities with any Person (other than with the Purchaser and the Parent) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and without limiting the generality of the foregoing, the Company shall:

(a)	immediately discontinue access to and disclosure of all information, including access to any data room and any access to the properties, facilities, books and records of the Company or of any of its Subsidiaries; and

(b)	within two Business Days of the date of this Agreement, request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Company or any Subsidiary provided to any Person (other than the Purchaser and the Parent and their representatives) and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any Subsidiary, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)	The Company represents and warrants that, since January 1, 2025, neither the Company, its Subsidiaries nor any of their respective Representatives has waived any confidentiality, standstill or similar agreement or restriction to which the Company or any of its Subsidiaries is a party, and the Company covenants and agrees that (i) it shall take all necessary action to enforce any confidentiality, standstill, use, business purpose or similar agreement or restriction to which the Company or any of its Subsidiaries is a party and (ii) neither the Company, any of its Subsidiaries nor any of their respective Representatives will, without the prior written consent of the Purchaser (which may be withheld, conditioned or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify any Person’s obligations respecting the Company or any of its Subsidiaries, under any confidentiality, standstill, use, business purpose or similar agreement or restriction to which the Company or any of its Subsidiaries is a party (it being acknowledged by the Parent and Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 5.1(3)).

Section 5.2        Notification of Acquisition Proposals

If the Company or any of its Subsidiaries or any of their respective Representatives receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries, the Company shall promptly notify the Purchaser, at first orally, and then within 24 hours, in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide the Purchaser with copies of all documents, correspondence or other material received in respect of, from or on behalf of any such Person and such other details of such Acquisition Proposal, inquiry, proposal, offer or request as the Purchaser may request. The Company shall keep the Purchaser fully informed on a current basis of the status of developments and (to the extent permitted by Section 5.3) negotiations with respect to any Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide to the Purchaser copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence, sent or communicated by or to the Company in respect of such Acquisition Proposal, inquiry, proposal, offer or request.

Section 5.3        Responding to an Acquisition Proposal

Notwithstanding Section 5.1, if at any time prior to obtaining the approval of the Shareholders of the Arrangement Resolution, the Company receives an unsolicited written Acquisition Proposal, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal and may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Company or its Subsidiaries to such Person, if and only if:

(a)	the Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or may reasonably be expected to constitute or lead to a Superior Proposal, and, after consultation with its outside legal counsel, that the failure to engage in such discussions or negotiations would be inconsistent with its fiduciary duties under Law;

(b)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Company or its Subsidiaries;

(c)	the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(d)	the Company enters into a confidentiality and standstill agreement with such Person on terms no less onerous or more beneficial to such Person than the Confidentiality Agreement and Letter of Intent; and

(e)	the Company promptly provides the Purchaser with:

(i)	prior written notice stating the Company’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure;

(ii)	prior to providing such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.3(d); and

(iii)	any non-public information concerning the Company and its Subsidiaries provided to such other Person which was not previously provided to the Purchaser.

Section 5.4        Right to Match

(1)	If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Shareholders, the Board may make a Change in Recommendation and enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction;

(b)	the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(c)	the Company has delivered to the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to make a Change in Recommendation and enter into a definitive agreement with respect to such Superior Proposal, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);

(d)	the Company or its Representatives have provided to the Purchaser a copy of the proposed definitive agreement with respect to the Superior Proposal (including any financing commitments or other documents in possession of the Company and its Representatives containing material terms and conditions of such Superior Proposal);

(e)	at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received a copy of the proposed definitive agreement with respect to the Superior Proposal (including any financing commitments or other documents in possession of the Company and its Representatives containing material terms and conditions of such Superior Proposal) from the Company;

(f)	during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)	after the Matching Period, the Board has determined in good faith (i) after consultation with its legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, compared to the terms of this Agreement and the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2)) and (ii) after consultation with its outside legal counsel, that it is necessary for the Board to take such action with respect to such Superior Proposal in order to satisfy their fiduciary duties to the Company; and

(h)	prior to or concurrently with entering into such definitive agreement, the Company terminates this Agreement pursuant to Section 7.2(1)(c)(ii), repays the Bridge Financing in full, including all outstanding principal and accrued and unpaid interest owing thereunder and pays the Termination Fee.

(2)	During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Board shall review in good faith any offer made by the Purchaser under Section 5.4(1)(f) to amend the terms of this Agreement and the Arrangement in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall, and shall cause its Representatives to, negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Parties shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded a new five Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice and a copy of the proposed definitive agreement for the new Superior Proposal from the Company.

(4)	The Board shall promptly, and in any event within five Business Days from the earlier of the Parent’s request to do or the Board’s determination that such Acquisition Proposal is not determined to be a Superior Proposal, reaffirm the Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as required by the Purchaser and its counsel.

(5)	If the Company provides a Superior Proposal Notice to the Purchaser on a date that is less than 10 Business Days before the Company Meeting, the Company shall either proceed with or shall postpone or adjourn the Company Meeting, as directed by the Purchaser acting reasonably, to a date that is not more than 10 Business Days after the scheduled date of the Company Meeting, but in any event the Company Meeting shall not be postponed to a date which would prevent the Effective Date from occurring on or prior to the Outside Date.

(6)	Nothing contained in this Section 5.4 shall limit in any way the obligation of the Company to convene and hold the Company Meeting in accordance with Section 2.3 of this Agreement while this Agreement remains in force.

(7)	Nothing contained in this Agreement shall prevent the Board from complying with Section 2.17 of National Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal that is not a Superior Proposal.

(8)	Without limiting the generality of this Article 5, the Company shall advise its Subsidiaries and their respective Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set out in this Article 5 by the Company, its Subsidiaries or their respective Representatives shall be deemed to be a breach of this Article 5 by the Company.

Article 6
CONDITIONS

Section 6.1        Mutual Conditions Precedent

The Purchaser and the Company are not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the mutual consent of the Purchaser and the Company:

(1)	Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Shareholders at the Company Meeting in accordance with the Interim Order.

(2)	Interim Order and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)	Stock Exchange Approvals. The Stock Exchange Approvals shall have been obtained and remain in full force and effect.

(4)	Key Regulatory Approvals. Each of the Key Regulatory Approvals, other than the CFIUS Approval, shall have been obtained and shall be in full force and effect.

(5)	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

Section 6.2        Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1)	Representations and Warranties. (i) The representations and warranties of the Company set forth in Paragraphs 1 [Organization and Qualification], 2 [Corporate Authorization], 3 [Execution and Binding Obligation], 6 [Capitalization], 8 [Subsidiaries] and 33 [Brokers] of Schedule C were true and correct as of the date of this Agreement and are true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date) other than for de minimis inaccuracies and (ii) all other representations and warranties of the Company set forth in this Agreement and Schedule C were true and correct as of the date of this Agreement and are true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date) in all respects, except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect (and, for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored); and the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(2)	Performance of Covenants. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(3)	No Legal Action. There is no action or proceeding (whether, for greater certainty, by a Governmental Entity or any other Person) pending or threatened in any jurisdiction to:

(a)	cease trade, enjoin, prohibit or impose any limitations, damages or conditions on the Purchaser’s ability to acquire, hold, or exercise full rights of ownership over any Shares, including the right to vote the Shares and receive distributions;

(b)	prohibit or restrict the Arrangement, or the ownership or operation by the Purchaser or any of its Subsidiaries of a material portion of the business or assets of the Purchaser and its Subsidiaries or of the Company and its Subsidiaries, or compel the Purchaser or its Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Purchaser and its Subsidiaries or of the Company and its Subsidiaries as a result of the Arrangement or the transactions contemplated by this Agreement;

(c)	seek to obtain from the Company or the Purchaser or any of their respective affiliates any material damages directly or indirectly in connection with the Arrangement or the transactions contemplated by this Agreement; or

(d)	prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect or reasonably be expected to be material and adverse to the Purchaser.

(4)	Regulatory Approvals. All Regulatory Approvals and all other third party consents, waivers, exemptions, permits, orders, registrations and approvals that are (i) necessary or advisable to be obtained or provided under the Material Contracts in connection with the Arrangement, (ii) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, or (iii) necessary, proper or advisable to consummate the transactions contemplated by this Agreement, and, in each case, where the failure to obtain such approvals, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect or to be material and adverse to the Purchaser, shall have been obtained or received on terms that are reasonably acceptable to the Company and the Purchaser, each acting reasonably.

(5)	Required Consents. A majority of the Required Consents shall have been obtained on terms acceptable to the Purchaser, acting reasonably, and each such Required Consent is in force and has not been modified or rescinded.

(6)	Dissent Rights. Dissent Rights have not been exercised with respect to more than 5.0% of the issued and outstanding Shares.

(7)	Company Debt. Except for the Permitted Indebtedness, there is no Company Debt outstanding as of the Effective Time and the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(8)	Employment Agreements. Ian Paterson and Veera Singh shall have entered into employment agreements with the Parent, effective as of the Effective Time, substantially in the form attached as Exhibit I to this Agreement.

(9)	Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

Section 6.3        Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of the Purchaser and the Parent set forth in this Agreement which are qualified by references to materiality were true and correct as of the date of this Agreement and are true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date) in all respects and all other representations and warranties of the Purchaser and the Parent set forth in this Agreement were true and correct as of the date of this Agreement are true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date) in all material respects, in each case, except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not materially impede the completion of the Arrangement; and each of the Purchaser and the Parent have delivered a certificate confirming same to the Company, executed by two of its senior officers (in each case without personal liability) addressed to the Company and dated the Effective Date.

(2)	Performance of Covenants. The Purchaser and the Parent have fulfilled or complied in all material respects with each of the covenants of the Purchaser and the Parent contained in this Agreement to be fulfilled or complied with by them on or prior to the Effective Time, except where the failure to comply with such covenants, individually or in the aggregate, would not materially impede the completion of the Arrangement, and each of the Purchaser and the Parent have delivered a certificate confirming same to the Company, executed by two of its senior officers (in each case without personal liability) addressed to the Company and dated the Effective Date.

(3)	Deposit of Consideration. The Purchaser shall have deposited or caused to be deposited with the Depositary in escrow in accordance with Section 2.8, the aggregate Consideration payable by the Purchaser pursuant to the Plan of Arrangement.

Section 6.4      Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released at the Effective Time.

Article 7
TERM AND TERMINATION

Section 7.1     Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 7.2      Termination

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either the Company or the Purchaser if:

(i)	the Arrangement Resolution is not approved by the Shareholders at the Company Meeting in accordance with the Interim Order; or

(ii)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company, the Parent or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement and provided further that the enactment, making, enforcement or amendment of such Law was not primarily due to the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(iii)	the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(iv)	any event occurs as a result of which the condition set forth Section 6.1(3) [Stock Exchange Approvals] is not capable of being satisfied by the Outside Date; or

(c)	the Company if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser or the Parent under this Agreement occurs that would cause any condition in Section 6.3(1) [Purchaser and Parent Reps and Warranties Condition] or Section 6.3(2) [Purchaser and Parent Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.12(3); provided that the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) [Company Reps and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied; or

(ii)	prior to the approval of the Arrangement Resolution by the Shareholders, the Board authorizes the Company to enter into a definitive agreement with respect to a Superior Proposal in compliance with Section 5.3 and Section 5.4, provided that the Company has previously paid, or concurrently pays, the Termination Fee to the Parent in accordance with Section 8.2 and provided further that the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) [Company Reps and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied; or

(iii)	all of the conditions set out in Section 6.1 and Section 6.2 have been satisfied or waived (other than those conditions that, by their terms, are to be satisfied on the Effective Date, each of which is then capable of being satisfied) and the Purchaser fails to complete the Arrangement within three (3) Business Days following the date on which the Closing was required to occur pursuant to Section 2.7(2); or

(d)	the Purchaser if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(1) [Company Reps and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.12(3); provided that neither the Purchaser nor the Parent are then in breach of this Agreement so as to cause any condition in Section 6.3(1) [Purchaser and Parent Representations and Warranties Condition] or Section 6.3(2) [Purchaser and Parent Covenants Condition] not to be satisfied; or

(ii)	(A) the Board or any committee of the Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, the Board Recommendation, (B) the Board or any committee of the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Company Meeting, if sooner), (C) the Board or any committee of the Board fails to publicly reaffirm the Board Recommendation (without qualification) within five Business Days after having been requested in writing by the Purchaser to do so (or in the event that the Company Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Company Meeting) (collectively, a “Change in Recommendation”) or (E) the Company breaches Article 5 in any material respect; or

(iii)	any event occurs as a result of which the condition set forth in Section 6.2(5) [Required Consents] or Section 6.2(6) [Dissent Rights] is not capable of being satisfied by the Outside Date; or

(iv)	since the date of this Agreement, a Material Adverse Effect has occurred.

(2)	Subject to Section 4.12(3), if applicable, the Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3      Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Section 4.13 shall survive for a period of six years following such termination; and (b) in the event of termination under Section 7.2, Section 4.8(3), this Section 7.3 and Section 8.2 through to and including Section 8.16 shall survive, and provided further that, no Party shall be relieved of any liability for any wilful breach by it of this Agreement.

Article 8
GENERAL PROVISIONS

Section 8.1      Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Shareholders, and any such amendment may, subject to the Interim Order and Final Order and Laws, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)	modify any mutual conditions contained in this Agreement.

Section 8.2      Termination Fees

(1)	Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, the Company shall pay the Parent the Termination Fee in accordance with Section 8.2(2). For the purposes of this Agreement, “Termination Fee” means $1,500,000 and “Termination Fee Event” means the termination of this Agreement:

(a)	by the Company pursuant to Section 7.2(1)(c)(ii) [Superior Proposal];

(b)	by the Purchaser, pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation], or Section 7.2(1)(d)(i) [Breach of Representations and Warranties or Covenants by Company] due to a wilful breach or fraud;

(c)	by the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) [Failure of Shareholders to Approve] if at such time the Purchaser is entitled to terminate this Agreement pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation]; or

(d)	by the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) [Failure of Shareholders to Approve] or Section 7.2(1)(b)(iii) [Outside Date] or by the Purchaser pursuant to Section 7.2(1)(d)(i) [Breach of Representations and Warranties or Covenants by Company] if:

(i)	prior to such termination, an Acquisition Proposal is made or publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser, the Parent or any of their affiliates) or any Person (other than the Purchaser, the Parent or any of their affiliates) shall have publicly stated an intention to make an Acquisition Proposal; and

(ii)	within 365 days following the date of such termination (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated, or (B) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above and, whether or not such Acquisition Proposal is later consummated).

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to ”50% or more”.

(2)	The Termination Fee shall be paid by the Company to the Parent as follows, by wire transfer of immediately available funds to an account designated by the Parent:

(a)	due to a termination of this Agreement by the Company pursuant Section 7.2(1)(c)(ii) [Superior Proposal], the Termination Fee shall be paid prior to or simultaneously with the occurrence of such Termination Fee Event;

(b)	due to a termination of this Agreement by the Purchaser pursuant to Section 7.2(1)(d)(iv) [Change in Recommendation], Section 7.2(1)(d)(i) [Breach of Representation or Warranty or Failure to Perform Covenant by the Company] (but only where the circumstances giving rise to the Purchaser or the Parent’s right to terminate this Agreement was due solely to willful breach or fraud) or the circumstances set forth in Section 8.2(1)(c), the Termination Fee shall be paid within five (5) Business Days following such Termination Fee Event; or

(c)	in the circumstances set out in Section 8.2(1)(d) [Acquisition Proposal Tail], the Termination Fee shall be paid prior to or simultaneously with the consummation of the Acquisition Proposal referred to therein.

(3)	Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Reverse Termination Fee Event occurs, the Purchaser shall pay or cause to be paid to the Company the Reverse Termination Fee, by wire transfer of immediately available funds to an account designated by the Company, within five (5) Business Days following the applicable Reverse Termination Fee Event. For greater certainty, in no event shall the Purchaser be obligated to pay the Reverse Termination Fee on more than one occasion.

(4)	For the purposes of this Agreement, “Reverse Termination Fee” means $1,500,000 and “Reverse Termination Fee Event” means the termination of this Agreement:

(a)	by the Company, (i) pursuant to Section 7.2(1)(c)(i) [Breach of Representation or Warranty or Failure to Perform Covenant by the Purchaser] (but only where the circumstances giving rise to the Company’s right to terminate this Agreement was due solely to willful breach or fraud) or (ii) pursuant to Section 7.2(1)(c)(iii) [Failure of Purchaser to Consummate]; or

(b)	by the Purchaser, pursuant to Section 7.2(1)(b)(iii) [Outside Date], if at the time of termination the Company could have terminated this Agreement (i) pursuant to Section 7.2(1)(c)(i) [Breach of Representation or Warranty or Failure to Perform Covenant by the Purchaser] (but only where the circumstances giving rise to the Company’s right to terminate this Agreement was due solely to willful breach or fraud), or (ii) pursuant to Section 7.2(1)(c)(iii) [Failure of Purchaser to Consummate].

(5)	Each of the Parties acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement, and that the amounts set out in this Section 8.2 represent liquidated damages and out of pocket expenditures which are a genuine pre-estimate of the damages, including opportunity costs, which the affected Party will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. Each of the Parties irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. In addition, if the Company fails to pay in a timely manner the Termination Fee in accordance with the express terms of this Agreement, or if the Purchaser fails to pay in a timely manner the Reverse Termination Fee in accordance with the express terms of this Agreement, then (a) the applicable Party shall reimburse the other Party for all reasonable out-of-pocket costs and expenses (including disbursements and fees of outside legal counsel) incurred in the collection of the Termination Fee or the Reverse Termination Fee, as applicable, including in connection with any related Proceedings commenced and (b) the applicable Party shall pay to the other Party interest on the Termination Fee or the Reverse Termination Fee, as applicable, from and including the date payment of the Termination Fee or the Reverse Termination Fee, as applicable, was due to but excluding the date of actual payment at the prime rate in effect on the date the Termination Fee or Reverse Termination Fee, as applicable, was required to be made.

(6)	Subject to Section 7.3 and Section 8.6, the Parent and the Purchaser each hereby expressly acknowledges and agrees that, upon any termination of this Agreement under circumstances where the Parent is entitled to the Termination Fee and such Termination Fee is paid in full within the prescribed time period, such Termination Fee is the sole monetary remedy of the Parent and the Purchaser against the Company and any of its affiliates and any of their respective former, current or future directors, officers, employees, affiliates, partners, general or limited partners, shareholders, stockholders, equity holders, controlling Persons, managers, members or agents and the Parent and the Purchaser shall be precluded from any other remedy against the Company and shall not seek to obtain any recovery, judgment or damages of any kind against the Company in connection with this Agreement; provided that nothing in this Section shall limit or otherwise affect the liability of the Company for any wilful breach of this Agreement or for fraud, or the right of the Parent or the Purchaser to seek and obtain damages in respect thereof in excess of the Termination Fee.

(7)	Subject to Section 7.3 and Section 8.6, the Company expressly acknowledges and agrees that, upon any termination of this Agreement under circumstances where the Company is entitled to the Reverse Termination Fee and such Reverse Termination Fee is paid in full within the prescribed time period, such Reverse Termination Fee is the sole monetary remedy of the Company against the Purchaser, the Parent and any of their respective affiliates and any of their respective former, current or future directors, officers, employees, affiliates, partners, general or limited partners, shareholders, stockholders, equity holders, controlling Persons, managers, members or agents and the Company shall be precluded from any other remedy against the Parent and the Purchaser and shall not seek to obtain any recovery, judgment or damages of any kind against the Parent and the Purchaser in connection with this Agreement.

(8)	The Company confirms that other than the fees disclosed in the Company Disclosure Letter, no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

(9)	If this Agreement is terminated (a) by the Purchaser pursuant to Section 7.2(1)(d)(i) [Breach of Representations and Warranties or Covenants by Company] in circumstances in which no Termination Fee is then payable, then the Company shall pay to the Parent, or (b) by the Company pursuant to Section 7.2(1)(c)(i) [Breach of Representations and Warranties or Covenants by Purchaser] in circumstances in which no Reverse Termination Fee is then payable, then the Parent shall pay to the Company, by wire transfer of immediately available funds to an account designated by the payee within five (5) Business Days following such termination, an amount equal to the aggregate documented out-of-pocket fees and expenses incurred by the payee and its affiliates in connection with this Agreement and the transactions contemplated hereby, up to a maximum of $500,000. Any amount paid under this Section shall be credited against, and shall reduce, any Termination Fee or Reverse Termination Fee, as applicable, that subsequently becomes payable under this Section 8.2, and in no event shall a Party be obligated to pay any amount under this Section 8.2 on more than one occasion.

Section 8.3     Expenses

Except as otherwise specifically provided for in this Agreement, all expenses incurred in connection with the Arrangement, this Agreement or the transactions contemplated hereby, including all costs, expenses and fees incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

Section 8.4     Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, facsimile or email and addressed:

(a)	if to the Company at:

Plurilock Security Inc.

1021 West Hastings Street

MNP Tower, 9th Floor

Vancouver, BC V6E 0C3

Canada

Attention:	Ian Paterson

Email:	[Redacted – Contains Personal Information]

with a copy to:

McMillan LLP

Royal Centre, Suite 1500

1055 West Georgia Street, PO Box 11117

Vancouver, BC V6E 4N7

Canada

Attention:	Desmond Balakrishnan

Email:	[Redacted – Contains Personal Information]

(b)	if to the Purchaser and the Parent at:

Quantum eMotion Corp.

2300 Alfred Nobel Blvd, Suite 229

Saint-Laurent, Qc H4S 2A4

Canada

Attention:	Francis Bellido
Email:	[Redacted – Contains Personal Information]

with a copy to:

Lavery, de Billy, L.L.P.

Suite 4000

1, Place Ville Marie

Montreal, Qc H3B 4M4

Canada

Attention:	Mylène Vallières
Email:	[Redacted – Contains Personal Information]

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:30 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by email, on the date of confirmation of transmission by the originating email if such confirmation is prior to 4:30 p.m. (local time in place of receipt) and otherwise on the next Business Day. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing.

Section 8.5      Time of the Essence

Time is of the essence in this Agreement.

Section 8.6      Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

Section 8.7      Third Party Beneficiaries

(1)	Except as provided in Section 4.13 which, without limiting its terms, is intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.7 as the “Third Party Beneficiaries”), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)	Despite the foregoing, the Parties acknowledge to each of the Third Party Beneficiaries their direct rights against the applicable Party under Section 4.13, which are intended for the benefit of, and shall be enforceable by, each Third Party Beneficiary, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as agent on their behalf, and agrees to enforce such provisions on their behalf.

Section 8.8      Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.9      Entire Agreement

This Agreement, together with the Company Disclosure Letter and the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.10      Successors and Assigns

(1)	This Agreement becomes effective only when executed by the Company, the Purchaser and the Parent. After that time, it will be binding upon and enure to the benefit of the Company, the Purchaser and the Parent and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties. Notwithstanding the foregoing, the Company agrees that the Parent or the Purchaser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that it shall continue to be liable jointly and severally with such affiliate for all of its obligations hereunder.

Section 8.11      Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.12      Governing Law

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(2)	Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.13      Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.14      No Liability

No director, officer, employee or representative of the Purchaser, the Parent or any of their affiliates shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser or the Parent. No director, officer, employee or representative of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser or the Parent under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.

Section 8.15      Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 8.16      Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic transmission (including email)) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy (including email) of this Agreement, and such facsimile or similar executed electronic copy (including email) shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement as of the date first written above.

Quantum eMotion corp.
By:	“Francis Bellido”
Authorized Signing Officer
Plurilock Security inc.
By:	“Ian Paterson”
Authorized Signing Officer

Signature Page to Arrangement Agreement

Schedule A
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1
INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Affected Securities” means, collectively, the Shares and the Company Convertible Securities.

“Affected Securityholders” means, collectively, Shareholders and the holders of Company Convertible Securities.

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions.

“Arrangement” means the arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and Section 7.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of September September 28, 2026 among the Company and the Parent (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement considered at the Company Meeting by Shareholders.

“BCBCA” means the Business Corporations Act (British Columbia).

“Board” means the board of directors of the Company as constituted from time to time.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Montreal, Québec or Vancouver, British Columbia.

“Cash Consideration” means C$0.084 in cash per Share or Company RSU, subject to adjustment in accordance with Section 2.9 of the Arrangement Agreement.

“Code” means the United States Internal Revenue Code of 1986.

“Company” means Plurilock Security Inc., a corporation existing under the laws of the Province of British Columbia.

“Company Debentures” means the outstanding convertible debentures of the Company, which are convertible into Shares in accordance with their terms.

“Company Disclosure Letter” means the disclosure letter dated the date of the Arrangement Agreement and all schedules, exhibits and appendices thereto, delivered by the Company to the Purchaser with the Arrangement Agreement.

“Company Meeting” means the special meeting of Shareholders called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Options” means the outstanding options to purchase Shares issued pursuant to the Omnibus Plan as set forth in the Company Disclosure Letter.

“Company RSUs” means restricted share units granted under, or governed by, the Omnibus Plan.

“Company Warrants” means the outstanding warrants to purchase Shares.

“Consideration” means the consideration payable under and in accordance with this Plan of Arrangement in respect of each Share and Company RSU, as applicable, being for each such Share or Company RSU, (i) the Share Consideration; and (ii) the Cash Consideration.

“Consideration Shares” means the Parent Shares issuable pursuant to this Plan of Arrangement.

“Court” means the Supreme Court of British Columbia.

“Debenture Indentures" means the trust indenture between the Company and Odyssey Trust dated October 16, 2025 governing the Company Debentures.

“Depositary” means Computershare Trust Company of Canada or such other Person as the Purchaser may appoint to act as depositary in relation to the Arrangement, with the approval of the Company, acting reasonably.

“Dissent Rights” has the meaning specified in Section 5.1.

“Dissenting Holder” means a registered Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Shares in respect of which Dissent Rights are validly exercised by such registered Shareholder.

“Effective Date” means the date designated by the Company and the Purchaser by joint notice in writing as the effective date of the Arrangement, after all of the conditions of the Arrangement Agreement and the Final Order have been satisfied or waived.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time on the Effective Date as the Parties agree to in writing before the Effective Date.

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the agreement of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority, department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange.

“Interim Order” means the interim order of the Court under Section 291 of the BCBCA, in a form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended, modified, supplemented or varied by the Court with the agreement of the Company and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, Authorization, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, instruments, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Lien” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, or lien (statutory or otherwise), defect of title, restriction or adverse right or claim or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Letter of Transmittal” means the letter of transmittal enclosed with the Company Circular sent in connection with the Company Meeting pursuant to which, among other things, registered Shareholders are required to deliver certificates representing Shares.

“Omnibus Plan” means the rolling 10% stock option plan and fixed 10% RSU plan of the Company adopted as of June 18, 2024.

“Option Consideration” means the consideration payable under and in accordance with this Plan of Arrangement in respect of each Company Option outstanding as of the Effective Time, equal to: (i) the number of Shares subject to such Company Option immediately prior to the Effective Time; multiplied by (ii) the positive amount, if any, by which $0.28 exceeds the exercise price per Share of such Company Option, subject to adjustment in accordance with Section 2.9 of the Arrangement Agreement.

“Parent” means Quantum eMotion Corp., a corporation existing under the laws of Canada.

“Parent Shares” means common shares of the Parent.

“Parties” means, collectively, the Company and the Parent and “Party” means any one of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 288 of the BCBCA, and any amendments or variations made in accordance with the Arrangement Agreement and Section 7.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Purchaser” means a corporation currently existing or to be incorporated under the federal laws of Canada as a direct or indirect wholly-owned subsidiary of the Parent designated by the Parent to act as the Purchaser for all purposes of this Agreement and the Plan of Arrangement in accordance with Section 2.1(b) of the Arrangement Agreement, and, if the if Parent does not designate any such Subsidiary prior to the Effective Time, means the Parent itself.

“Section 85 Election” shall have the meaning ascribed thereto in 2.11 of the Arrangement Agreement.

“Share Consideration” means, for each Share or Company RSU, 0.0763 of a Consideration Share, subject to adjustment in accordance with Section 2.9 of the Arrangement Agreement.

“Shareholders” means the registered and/or beneficial holders of Shares, as the context requires.

“Shares” means the common shares in the capital of the Company and includes, for greater certainty, any Shares issued upon the valid exercise of Company Convertible Securities.

“Tax Act” means the Income Tax Act (Canada).

“Warrant Indenture” means the Warrant Indenture between the Company and Odyssey Trust Company dated October 30, 2025 , governing 12,000,0000 Company Warrants.

1.2	Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

Currency. All references to dollars or to $ are references to Canadian dollars, unless specified otherwise.

Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

Time References. References to time herein or in any Letter of Transmittal are to local time, Vancouver, British Columbia.

Article 2
THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement will become effective, and be binding on the Purchaser, the Parent, the Company, all holders and beneficial owners of Shares, Company Options, Company RSUs, Company Warrants and Company Debentures, including Dissenting Holders, the registrar and transfer agent of the Company, the Depositary and all other Persons, at and after, the Effective Time without any further act or formality required on the part of any Person.

2.3	Arrangement

At the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)	each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Omnibus Plan, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a holder of Company Options, be deemed to be assigned and transferred by such holder to the Company in exchange for the Option Consideration, subject to applicable withholdings under Section 6.3. The Option Consideration shall be satisfied: (A) as to 30%, by a cash payment by the Purchaser to the holder; and (B) as to 70%, by the issuance by the Purchaser of such number of Consideration Shares as have an aggregate value equal to such portion of the Option Consideration. Each such Company Option shall immediately be cancelled. For greater certainty, if $0.28 is equal to or less than the exercise price per Share of a Company Option, neither the Company nor the Purchaser shall be required to pay or deliver any consideration to the holder in respect of such Company Option;

(b)	(i) each holder of Company Options shall cease to be a holder of such Company Options, (ii) such holder’s name shall be removed from each applicable register, (iii) the Omnibus Plan and all agreements relating to the Company Options shall be terminated and shall be of no further force and effect, and (iv) such holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 2.3(a) at the time and in the manner specified in Section 2.3(a);

(c)	each of the Shares held by Dissenting Holders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Purchaser in consideration for a debt claim against the Purchaser for the amount determined under Article 5, and:

(i)	such Dissenting Holders shall cease to be the holders of such Shares and to have any rights as holders of such Shares other than the right to be paid fair value by the Purchaser for such Shares as set out in Section 5.1;

(ii)	such Dissenting Holders’ names shall be removed as the holders of such Shares from the registers of Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee of such Shares free and clear of all Liens, and shall be entered in the register of Shares maintained by or on behalf of the Company;

(d)	each Share outstanding immediately prior to the Effective Time, other than Shares held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised and any Shares held by the Purchaser and any of its affiliates, shall, without any further action by or on behalf of a holder of Shares, be deemed to be assigned and transferred by the holder thereof to the Purchaser in exchange for the Consideration, subject to Section 6.3, and in respect of the Shares so transferred (i) the holders of such Shares shall cease to be the holders of such Shares and to have any rights as holders of such Shares other than the right to receive the Consideration from the Purchaser in accordance with this Plan of Arrangement; (ii) such holders’ names shall be removed from the register of the Shares maintained by or on behalf of the Company; and (iii) the Purchaser shall be deemed to be the transferee of such Shares (free and clear of all Liens) and shall be entered in the register of the Shares maintained by or on behalf of the Company;

(e)	each Company RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Omnibus Plan or any applicable grant letter, employment agreement (or similar agreement) or any resolution or determination of the Board (or any committee thereof), shall, without any further action by or on behalf of the holder thereof, be deemed to have vested and shall be cancelled and terminated in exchange for the Consideration, subject to applicable withholdings under Section 6.3, and in respect of the Company RSUs so cancelled and terminated: (A) the holder thereof shall cease to be the holder of such Company RSU, (B) the holder thereof shall cease to have any rights as a holder in respect of such Company RSU, or under the Omnibus Plan, other than the right to receive the Consideration to which such holder is entitled pursuant to this Section 2.3(e), (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled and terminated;

2.4	Calculations

All calculations and determinations made by the Purchaser, the Company, or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final, and binding.

2.5	No Fractional Consideration Shares

In no event shall a Shareholder be entitled to a fractional Consideration Share. Where the aggregate number of Consideration Shares to be issued to a Shareholder pursuant to Section 2.3 would result in a fraction of a Consideration Share being issuable, the number of Consideration Shares to be received by such former Shareholder shall be rounded down to the nearest whole Consideration Share, and the fractional entitlement shall be cancelled without any compensation or other consideration therefor.

2.6	Rounding of Cash

In any case where the aggregate cash amount payable to a particular holder of Affected Securities under the Arrangement would, but for this provision, include a fraction of a cent, the amount payable shall be rounded down to the nearest whole cent.

Article 3
COMPANY WARRANTS

3.1	Company Warrants

(a)	Each holder of a Company Warrant, to the extent such Company Warrant has not expired by the Effective Time and the holder of such Company Warrant has not exercised its rights of acquisition thereunder prior to the Effective Time, shall, upon the exercise of such rights, in accordance with the terms of the certificate representing such Company Warrant or relevant Warrant Indenture, be entitled to be issued and receive and shall accept, for the same aggregate consideration, upon such exercise, in lieu of the number of Shares to which such holder was theretofore entitled upon exercise of such Company Warrants, the Consideration that such holder would have been entitled to be issued and receive if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Shares to which such holder was theretofore entitled upon exercise of such Company Warrants, subject to Section 6.3.

(b)	Each Company Warrant, if applicable, shall continue to be governed by and be subject to the terms of the certificate representing such Company Warrant or relevant Warrant Indenture, subject to any supplemental exercise documents issued by the Parent to holders of Company Warrants to facilitate the exercise of Company Warrants.

Article 4
COMPANY DEBENTURES

4.1	Company Debentures

(a)	Each holder of a Company Debenture, to the extent such Company Debenture has not matured or been redeemed or purchased by the Effective Time and the holder of such Company Debenture has not exercised its rights of conversion thereunder prior to the Effective Time, shall, upon the exercise of such right of conversion, in accordance with the terms of the Debenture Indentures, be entitled to be issued and receive and shall accept, for the same aggregate consideration upon such conversion, in lieu of the number of Shares to which such holder was theretofore entitled upon conversion of such Company Debentures, the Consideration that such holder would have been entitled to be issued and receive if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Shares to which such holder was theretofore entitled upon conversion of such Company Debentures, subject to Section 6.3.

(b)	Each Company Debenture shall continue to be governed by and be subject to the terms of the certificate representing such Company Debenture or relevant Debenture Indenture, subject to any supplemental conversion documents issued by the Parent to holders of Company Debentures to facilitate the conversion of the Company Debentures.

Article 5
RIGHTS OF DISSENT

5.1	Rights of Dissent

Registered Shareholders may exercise dissent rights with respect to the Shares held by such holders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order and this Section 5.1; provided that, notwithstanding subsection 242(1)(a) of the BCBCA, the written objection to the Arrangement Resolution referred to in subsection 242(1)(a) of the BCBCA must be received by the Company not later than 5:00 p.m. (Vancouver time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, as provided in Section 2.3(c) and if they:

(a)	ultimately are entitled to be paid fair value for such Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(c)); (ii) will be entitled to be paid the fair value of such Shares, which fair value, notwithstanding anything to the contrary contained in the Interim Order or the BCBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment in cash or equity that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Shares; or

(b)	ultimately are not entitled, for any reason, to be paid fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Shares.

5.2	Recognition of Dissenting Holders

(a)	In no circumstances shall the Purchaser, the Parent or the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Shares in respect of which such rights are sought to be exercised.

(b)	For greater certainty, in no case shall the Purchaser, the Parent or the Company or any other Person be required to recognize Dissenting Holders as holders of Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(c), and the names of such Dissenting Holders shall be removed from the registers of holders of the Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(c) occurs. In addition to any other restrictions in the Interim Order or Sections 237 to 247 of the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options or holders of Company RSUs or holders of any other Company Convertible Securities; (ii) Shareholders who vote or have instructed a proxyholder to vote such Shares in favour of the Arrangement Resolution (but only in respect of such Shares); and (iii) any other Person who is not a registered holder of Shares as of the record date of the Company Meeting.

Article 6
DELIVERY OF CONSIDERATION

6.1	Delivery of Consideration

(a)	At or before the Effective Time, the Purchaser shall deposit or cause to be deposited with the Depositary, for the benefit of and to be held on behalf of the Shareholders and former holders of Company RSUs for distribution thereto in accordance with the provisions of this Article 6: (i) a treasury order or other evidence of issuance of the aggregate number of Consideration Shares to satisfy the aggregate number of Consideration Shares payable to Shareholders (other than Dissenting Holders) and to former holders of Company RSUs pursuant to Section 2.3(e); and (ii) sufficient funds to satisfy the aggregate Cash Consideration payable to the Shareholders, which cash shall be held by the Depositary in escrow as agent and nominee for such former Shareholders; in each case excluding any such payment in respect of Shares for which Dissent Rights have been validly exercised and not withdrawn.

(b)	Upon surrender to the Depositary for cancellation of one or more outstanding Shares represented by a duly completed and executed Letter of Transmittal, together with the certificate(s) or direct registration statement advice-statement (“DRS Advice”), if any, which immediately prior to the Effective Time represented such Share(s) and any such additional documents and instruments as the Depositary may reasonably require, each Share so surrendered shall be exchanged by the Depositary, and the Depositary shall deliver to the applicable Shareholder, as soon as practicable, (i) a certificate or other evidence of Consideration Shares that such Shareholder is entitled to receive under the Arrangement and (ii) the Cash Consideration, in each case less any amounts withheld pursuant to Section 6.3.

(c)	As soon as practicable after the Effective Time, (i) the Company shall deliver to each holder of Company RSUs (as reflected on the register maintained by or on behalf of the Company in respect of Company RSUs), a cheque (or other form of immediately available funds) representing the cash amount that such holder is entitled to receive pursuant to Section 2.3(e), and (ii) the Depositary shall deliver to each such holder a certificate or other evidence of the Consideration Shares that such holder is entitled to receive pursuant to Section 2.3(e), in each caseless any amounts withheld pursuant to Section 6.3.

(d)	Until surrendered as contemplated by this Section 6.1, each certificate or DRS Advice that immediately prior to the Effective Time represented outstanding Shares shall be deemed to represent only the right to receive upon such surrender the Consideration for such Shares.

(e)	If any former Shareholder fails to deliver to the Depositary the certificates, document or instruments required to be delivered to the Depositary under Section 6.1(b) in order for such former Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to Section 2.3, or any payment made by way of cheque by the Depositary or by the Company pursuant to the Arrangement has not been deposited or has been returned to the Depositary or the Company or otherwise remains unclaimed, in each case, on or before the second anniversary of the Effective Date, then on the second anniversary of the Effective Date (i) such former Shareholder shall be deemed to have donated and forfeited to the Purchaser or its successors, all such Consideration held by the Depositary in trust for such former holder to which such former holder is entitled, (ii) any right or claim to payment hereunder that remains outstanding shall cease to represent a right or claim of any kind or nature, (iii) any certificate or other documentation representing Shares formerly held by such former Shareholder shall cease to represent a right or claim of any kind or nature, and (iv) the Consideration Shares which such former Shareholder was entitled to receive shall be automatically transferred to the Purchaser and the certificates, documents or other instruments representing such Consideration Shares shall be delivered by the Depositary to the Purchaser for cancellation and the interest of such former Shareholder in such Consideration Shares shall be cancelled.

(f)	No Affected Securityholder shall be entitled to receive any consideration with respect to Affected Securities other than the consideration to which such Affected Securityholder is entitled to receive in accordance with Section 2.3 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

6.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay and deliver, in exchange for such lost, stolen or destroyed certificate, the Consideration which such holder is entitled to receive pursuant to Section 2.3, net of amounts required to be withheld pursuant to Section 6.3. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom the payment is made shall, as a condition precedent to the delivery thereof, give a bond satisfactory to the Purchaser, the Company and the Depositary in such sum as the Purchaser may direct or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser and the Company against any claim that may be made against the Purchaser or the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

6.3	Withholding Rights

(a)	The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or deliverable to any Person under this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 5.1), such amounts as the Purchaser, the Company or the Depositary, as applicable, are required to deduct and withhold, or reasonably believe to be required to deduct and withhold, from such amount otherwise payable or deliverable under any provision of any Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes under the Arrangement Agreement and this Plan of Arrangement as having been paid to the Person to whom such amounts would otherwise have been paid.

(b)	Notwithstanding Section 6.3(a), where any amount required to be deducted and withheld under this Section 6.3 in respect of a holder of Company RSUs exceeds the Cash Consideration otherwise payable to such holder, the Company and the Purchaser shall be entitled, in their discretion acting reasonably, to satisfy the shortfall by reducing the number of Consideration Shares otherwise issuable to such holder by that number of Consideration Shares having a fair market value (based on the closing price of the Parent Shares on the last trading day preceding the Effective Date, or such other date as the Purchaser may reasonably determine) sufficient to fund the shortfall, in which case the Purchaser shall pay, or cause to be paid, to the Company or the Depositary, as applicable, cash in an amount equal to such shortfall for remittance to the relevant Governmental Entity, and none of the Company, the Purchaser or the Depositary shall be liable for any loss arising from the timing of any such sale or the manner in which it is conducted, including as a result of any fluctuation in the price of the Parent Shares between initiation and settlement of such sale.

6.4	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

6.5	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Affected Securities issued or outstanding prior to the Effective Time, (b) the rights and obligations of the Affected Securityholders, the Company, the Purchaser, the Parent, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Affected Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

Article 7
AMENDMENTS

7.1	Amendments to Plan of Arrangement

(a)	The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the Affected Securityholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Affected Securities.

Article 8
FURTHER ASSURANCES

8.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

Schedule B
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) of Plurilock Security Inc. (the “Company”), pursuant to the arrangement agreement (the “Arrangement Agreement”) among the Company and Quantum eMotion Corp. dated September 28, 2026, all as more particularly described and set forth in the management information circular of the Company dated [●], 2026 (the “Circular”), accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

2.	The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”)), the full text of which is set out in Appendix [●] to the Circular, is hereby authorized, approved and adopted.

3.	The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.	The Company be and is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, at their discretion, without notice to or approval of the shareholders of the Company: (i) amend, modify or supplement the Arrangement Agreement or the Plan Arrangement to the extent permitted by the Arrangement Agreement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions prior to the Effective Time (as defined in the Arrangement Agreement).

6.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

Schedule C
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.	Organization and Qualification. The Company and each of its Subsidiaries is a corporation or other entity duly incorporated or organized, as applicable, validly existing and, in the case of the Company and each of its material Subsidiaries, in good standing, under the laws of the jurisdiction of its incorporation, organization or formation, as applicable, and has the requisite power and capacity to own and lease its assets and properties and conduct its business as now conducted and as proposed to be conducted. The Company and each of its Subsidiaries is duly registered or qualified to carry on business in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or operated by it, or the nature of its activities make such registration or qualification necessary, and has all Authorizations required to own, sublease, lease and operate its properties and assets and to conduct its business as now owned and conducted, except to the extent that any failure of the Company or any of its Subsidiaries to be so qualified, licensed or registered or to possess such Authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and each of its Subsidiaries has delivered to the Purchaser and Parent true, correct, and complete copies of its Constating Documents, and each such Constating Document is in full force and effect and has not been amended or modified.

2.	Corporate Authorization. The Company has the requisite corporate power and authority to enter into this Agreement and (subject to obtaining approval of the Shareholders of the Arrangement Resolution in the manner required by the Interim Order and approval of the Court) to perform its obligations under this Agreement and to complete the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation by the Company of the Arrangement and the other transactions contemplated hereby have been duly authorized by the Board and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by it of this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby other than approval by the Board of the Company Circular, approval by the Shareholders in the manner required by the Interim Order and approval by the Court.

3.	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms subject to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4.	Governmental Authorization. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Company or by any of its Subsidiaries other than: (i) the Interim Order and any filings required in order to obtain, and approvals required by, the Interim Order; (ii) the Final Order, and any filings required in order to obtain the Final Order; (iii) filings under the BCBCA with respect of the Arrangement; (iv) filings with the Securities Authorities and the TSX-V; and (v) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not, individually or in the aggregate, have a Material Adverse Effect.

5.	Non-Contravention. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of the Constating Documents of the Company or any of its Subsidiaries;

(b)	assuming compliance with the matters referred to in Paragraph 4 above, contravene, conflict with or result in a violation or breach of any Law applicable to the Company or its Subsidiaries or any of their respective properties or assets;

(c)	other than as set forth in Section 5(c) of the Company Disclosure Letter, require any notice or consent or approval by any Person under, contravene, conflict with, violate, breach or constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, create any liability or obligation of the Company or any of its Subsidiaries, or give rise to any rights of first refusal, rights of first offer, tag-along rights, drag-along rights, or trigger any change in control provisions or restriction under, (i) any provision of any Material Contract, (ii) any material Authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, or (iii) any other instrument binding upon the Company or any of its Subsidiaries or affecting any of their respective assets, which, if triggered, would have a Material Adverse Effect; or

(d)	result in the creation or imposition of any Lien on any asset or property of the Company or any of its Subsidiaries.

6.	Capitalization.

(a)	The authorized capital of the Company consists of an unlimited number of Shares. As of the close of business on the date of this Agreement, there were 112,608,368 Shares issued and outstanding on a non-diluted basis. All outstanding Shares have been duly authorized and validly issued, are fully paid and non-assessable. No Shares have been issued in violation of any Law or any pre-emptive or similar rights applicable to them.

(b)	As of the close of business on the date of this Agreement, there were 167,638,702 Shares issuable upon the exercise of outstanding Company Convertible Securities. Section 6(b) of the Company Disclosure Letter contains a list of the Company Convertible Securities, with details regarding the holders thereof, grant date, exercise price, whether such Company Convertible Securities are vested or unvested, vesting schedule and expiry date.

(c)	The Omnibus Plan and the issuance of securities under such plan (including all outstanding Company Options and Company RSUs) have been duly authorized by the Board in compliance with Law and the terms of the Omnibus Plan and have been recorded on the Company’s financial statements in accordance with IFRS, and no such grants involved any “back dating,” “forward dating,” “spring loading,” or similar practices. With respect to Company Options issued to individuals in the United States, such Company Options have an exercise price per share that was no less than the fair market value, as of the date of grant of such Company Option, per Share underlying such Company Option, determined in accordance with the requirements of the TSX-V.

(d)	Except for the rights under the Omnibus Plan, including outstanding Company Convertible Securities, there are no:

(i)	options, equity-based awards, warrants, debentures, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind to which the Company or any of its Subsidiaries are a party that obligate the Company or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of the Company or of any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Company or of any of its Subsidiaries;

(ii)	obligations of the Company or of any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities of the Company or of any of its Subsidiaries, or qualify securities for public distribution in Canada, the U.S. or elsewhere, or, other than as contemplated by this Agreement, with respect to the voting or disposition of any securities of the Company or of any of its Subsidiaries; or

(iii)	notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of Shares on any matter except as required by Law.

(e)	All dividends or distributions on the securities of the Company that have been declared or authorized have been paid in full.

7.	Shareholders’ and Similar Agreements. Neither the Company nor any of its Subsidiaries is subject to, or affected by, any unanimous shareholders agreement, investor rights agreement, registration rights agreement, co-sale agreement, voting agreement, proxy, or similar arrangement or agreement involving a Person other than the Company or any of its Subsidiaries and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any of the securities of the Company or of any of its Subsidiaries other than as between the Company and any of its Subsidiaries or pursuant to which any Person other than the Company or any of its Subsidiaries may have any right or claim in connection with any existing or past equity interest in the Company or in any of its Subsidiaries. Other than pursuant to the Company Debentures, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or other equity interests of the Company or any of its Subsidiaries or to provide funds to, or make any investment in, any Person.

8.	Subsidiaries.

(a)	The following information with respect to each Subsidiary is accurately set out in Section 8 of the Company Disclosure Letter: (i) its name; (ii) the percentage owned directly or indirectly by the Company and the percentage owned by registered holders of capital stock or other equity interests if other than the Company and its Subsidiaries; and (iii) its jurisdiction of incorporation, organization or formation.

(b)	The Company is, directly or indirectly, the registered and beneficial owner of all of the outstanding common shares or other equity interests as reflected as being owned by the Company, directly or indirectly, of each of its Subsidiaries, free and clear of any Liens, other than Permitted Liens. All such shares or other equity interests so owned by the Company have been validly issued and are fully paid and non-assessable, as the case may be, and, to the knowledge of the Company in the case of shares or other equity interests of Subsidiaries acquired indirectly through the acquisition of another Person, were issued in compliance with all applicable Laws and were not issued in violation of any pre-emptive or similar rights. Except for the shares or other equity interests owned by the Company in any Subsidiary, the Company does not own, beneficially or of record, any equity interests of any kind in any other Person and has no obligation to acquire any such equity interests.

(c)	The Subsidiaries listed in Section 8 of the Company Disclosure Letter are the only Subsidiaries of the Company.

9.	Securities Law Matters. The Company is a “reporting issuer” in each province and territory of Canada. The Shares are listed and posted for trading on the TSX-V and trading of the Shares is not currently halted or suspended. Neither the Company nor any of its Subsidiaries is subject to any continuous or periodic, or other disclosure requirements under any securities laws in any jurisdiction other than the Company as set forth above. Other than as disclosed in Section 9 of the Company Disclosure Letter, the Company is not in default of any material requirements of any Securities Laws or the rules and regulations of the TSX-V. The Company has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending, in effect or, to the knowledge of the Company, has been threatened, and the Company is not currently subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. The Company has timely filed all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws with the appropriate Governmental Entity. The documents comprising the Company Filings complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. The Company has not filed any confidential material change report which at the date of this Agreement remains confidential or any other confidential filings filed with any Securities Authority. There are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Company Filings and neither the Company nor any of the Company Filings is subject of an ongoing audit, review, comment or investigation by any Securities Authority or the TSX-V.

10.	United States Securities Law Matters. No class of securities of the Company is registered, or is required to be registered, under Section 12 of the U.S. Exchange Act, and neither the Company nor any of its Subsidiaries has, or has ever had, any reporting obligation under Section 13(a) or Section 15(d) of the U.S. Exchange Act. Neither the Company nor any of its Subsidiaries is, or has ever been, registered or required to be registered as an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended. Neither the Company nor any Person acting on its behalf has engaged in any general solicitation or directed selling efforts in the United States in respect of the Shares or the Company Convertible Securities.

11.	Financial Statements.

(a)	The Company’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2025 and 2024 (including any of the notes or schedules thereto, the auditor’s report thereon and related management’s discussion and analysis) and the unaudited condensed interim consolidated financial statements for the six month ended June 30, 2026 (including any of the notes or schedules thereto and related management’s discussion and analysis) publicly filed by or on behalf of the Company on SEDAR+: (i) were prepared in accordance with IFRS; (ii) present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial position of the Company and its Subsidiaries on a consolidated basis as at the respective dates thereof and the revenues, results of operations, changes in shareholders’ equity and cash flow of the Company and its Subsidiaries on a consolidated basis for the periods covered thereby (except as may be indicated in the notes to such financial statements); and (iii) there have been no changes in accounting methods, policies or practices of the Company or its Subsidiaries since December 31, 2025 except in accordance with IFRS. The Company has not corrected, amended or restated any aspect of its financial statements. The Company does not intend to correct or restate, nor, to the knowledge of the Company is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this Paragraph 11(a). There are no, nor are there any commitments to become a party to, any off-balance sheet transaction, arrangement, obligation (including contingent obligations) or other relationship of the Company or any of its Subsidiaries with unconsolidated entities or other Persons.

(b)	The financial books, records and accounts of the Company and each of its Subsidiaries: (i) have been maintained, in all material respects, in accordance with IFRS or the accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Company and its Subsidiaries; and (iv) accurately and fairly reflect the basis of the Company’s financial statements.

12.	Disclosure Controls and Internal Control over Financial Reporting.

(a)	Other than as set forth in Section 12(a) of the Company Disclosure Letter, the Company has established and maintains a system of internal controls and procedures over financial reporting which are appropriate for the size and nature of the business of the Company and the Subsidiaries and which are sufficient to provide reasonable assurance: (a) that financial information relating to the Company and its Subsidiaries is accurate and reliable and is made known to the Chief Executive Officer and the Chief Financial Officer of the Company by others within those entities, particularly during the periods in which filings are being prepared; (b) regarding the accuracy and reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; (c) that transactions are executed in accordance with management’s general or specific authorization; and (d) that transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS on a basis consistent with past practice and to maintain accountability for assets.

(b)	None of the Company, nor any of its Subsidiaries, or to the knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

(c)	The auditors of the Company are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of the Company.

13.	No Undisclosed Liabilities.

(a)	There are no liabilities or obligations of the Company or of any of its Subsidiaries of any nature, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the financial statements set forth in Paragraph 11 of this Schedule C; (ii) incurred in the Ordinary Course since June 30, 2026; or (iii) incurred in connection with this Agreement. The principal amount of all indebtedness for borrowed money of the Company and its Subsidiaries as of June 30, 2026, including capital leases, is disclosed in Section 13 of the Company Disclosure Letter. Neither the Company nor any of its Subsidiaries have any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps or options, equity or equity index swaps or options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency option or any other similar transactions (including any option with respect to any such transactions) or any combination of such transactions.

14.	Absence of Certain Changes or Events. Since December 31, 2025, other than the transactions contemplated by this Agreement, the business of the Company and of each of its Subsidiaries has been conducted in the Ordinary Course and there has not occurred any of the changes or events listed in Section 4.1(2) of the Agreement nor a Material Adverse Effect.

15.	Related Party Transactions. Neither the Company nor any of its Subsidiaries is indebted to any director, officer, or employee, agent or independent contractor of the Company or any of its Subsidiaries or any of their respective affiliates or associates (except for amounts due in the Ordinary Course as salaries, bonuses, director’s fees or the reimbursement of Ordinary Course expenses). There are no Contracts (other than employment arrangements or other terms of engagement) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Company or any of its Subsidiaries, or any of their respective affiliates or associates.

16.	Compliance with Laws. The Company and each of its Subsidiaries is, and has been, in compliance in all material respects with all Laws. Other than as disclosed in Section 16 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is under any investigation with respect to, has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law from any Governmental Entity, and to the knowledge of the Company, there is no state of facts or circumstances that forms a valid basis for any of the foregoing.

17.	Authorizations and Licenses. The Company and each of its Subsidiaries own, possess or have obtained all material Authorizations that are required by Law, by any Governmental Entity or under any Government Contract in connection with the operation of the Business of the Company and of each of its Subsidiaries as presently conducted or in connection with the ownership, lease, operation or use of their respective assets. A list of all such material Authorizations is set forth in Section 17 of the Company Disclosure Letter. The Company or one of its Subsidiaries, as applicable, lawfully holds, owns or uses, and has complied with, all such Authorizations. Each such Authorization is valid, subsisting and in full force and effect, and is renewable by its terms or in the Ordinary Course. To the knowledge of the Company, (i) there are no facts, events or circumstances that would reasonably be expected to result in the loss of, suspension of, revocation of, refusal to renew, or material limitation on any such Authorization, or a failure to obtain any additional material Authorization necessary to conduct the business of the Company or its Subsidiaries, and (ii) no event has occurred which, with the giving of notice, lapse of time or both, could constitute a default under, or in respect of, any such Authorization. No action, investigation or proceeding is pending, or to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries in respect of or regarding any such Authorization and none of the Company or any of its Subsidiaries has received notice, whether written or oral, of revocation, non-renewal or material amendments of any such Authorization, or of the intention of any Person to revoke, refuse to renew or materially amend any such Authorization.

18.	Material Contracts.

(a)	Section 18 of the Company Disclosure Letter sets out a complete and accurate list of all Material Contracts. True and complete copies of the Material Contracts (including all material amendments, modifications, side letters, waivers and supplements thereto) have been disclosed in the Data Room, and no such Material Contract has been rescinded, terminated or materially modified outside of the Ordinary Course.

(b)	Each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Company or a Subsidiary of the Company, as applicable, in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity). There are no disputes, claims or controversies pending or threatened with respect to any Material Contract.

(c)	The Company and each of its Subsidiaries has performed in all material respects all of their respective obligations required to be performed by them under the Material Contracts and, other than disclosed in Section 18(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is in material breach or material default under any Material Contract, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a material breach or material default.

(d)	None of the Company nor any of its Subsidiaries knows of, or has received any notice (whether written or oral) of, any breach or default under nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under any such Material Contract by any other party to a Material Contract.

(e)	None of the Company nor any of its Subsidiaries has received notice (whether written or oral), that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or with any of its Subsidiaries, and, to the knowledge of the Company, no such action has been threatened.

(f)	Other than disclosed in Section 18(f) of the Company Disclosure Letter, neither the entering into of this Agreement, nor the consummation of the Arrangement or the other transactions contemplated hereby will (i) trigger any change of control, any right to terminate, cancel, amend or accelerate any Material Contract, or similar provision, or (ii) result in the loss of any material rights or benefits, or result in any material liabilities or obligations, of the Company or any of its Subsidiaries under any of the Material Contract.

19.	Supplier and Customer Relations

(a)	None of the Company nor any of its Subsidiaries has received notice of, and there is not, to the knowledge of the Company, any intention on the part of any principal supplier or customer or equipment manufacturer to cease doing business with the Company or any of its Subsidiaries or to modify or change in any material manner any existing arrangement with the Company or any of its Subsidiaries for the purchase or supply of any products or services.

(b)	Other than disclosed in Section 19 of the Company Disclosure Letter, the relationships of the Company and its Subsidiaries with their principal suppliers and customers and equipment manufacturers are satisfactory, and there are no unresolved disputes with any such supplier or customer.

(c)	Since January 1, 2026, there has been no termination or cancellation of, and no modification or change in, the business relationship of the Company or any of its Subsidiaries with any principal supplier or customer or equipment manufacturer.

(d)	The Company has no reason to believe that the benefits of any relationship with any of the principal suppliers or customers or equipment manufacturers of the Company or any of its Subsidiaries will not continue after the consummation of the Arrangement and the other transactions contemplated hereby in substantially the same manner as prior to the date of this Agreement.

For the purposes of this Section, references to “principal supplier or customer” include any Governmental Entity that is a counterparty to or beneficiary of a Government Contract.

20.	Personal Property. The Company and its Subsidiaries have valid, good and marketable title to all personal property of any kind or nature which the Company or any of its Subsidiaries purports to own, free and clear of all Liens (other than Permitted Liens). The Company and its Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal property leased by and material to the Company or any of its Subsidiaries as used, possessed and controlled by the Company or its Subsidiaries, as applicable. The assets and properties of the Company and its Subsidiaries include all rights and property necessary to enable the Company and its Subsidiaries to conduct their respective business after the Closing substantially in the same manner as it was conducted prior to the Closing. The material assets and properties of the Company and its Subsidiaries are in good condition, repair and (where applicable) proper working order, having regard to their use and age and except for ordinary, routine maintenance and repairs that are not material in nature or cost.

21.	Real Property.

(a)	Section 21(a) of the Company Disclosure Letter sets forth and describes all real estate property owned, leased, subleased, licensed to or otherwise used or occupied by the Company or any of its Subsidiaries, as applicable (the “Company Real Property”), including with respect to any of the Company Real Property: (i) the street address or legal description; (ii) whether the Company Real Property is leased or owned; (iii) the name of the landlord, sublandlord, licensor or grantor, as applicable; (iv) all real estate leases, subleases, licenses, occupancy agreements and other similar agreements of the Company or any of its Subsidiaries, as applicable (collectively, the “Company Leases”); (v) any current deposits, letters of credit or other form of security held by the landlords under the Company Leases. The Company or any of its Subsidiaries, as applicable, has good and marketable title or leasehold interest, as applicable, in all Company Real Property.

(b)	All Company Real Property (including leasehold interests) is free and clear of all Liens, except for Permitted Liens.

(c)	The Data Room contains correct and complete copies of each of the Company Leases. Each Company Lease (immediately prior to the Effective Date) is legal, valid, binding, enforceable and in full force and effect with respect to the Company or any of its Subsidiaries, as applicable, and, to the Company’s knowledge, with respect to each of the other parties thereto. Neither the Company nor any of its Subsidiaries is in default under any Company Lease, and there are no facts or circumstances currently existing which, if known by the other party or parties to a Company Lease, with or without the giving of notice, passage of time or both, would constitute a default by the Company or any of its Subsidiaries under any Company Lease. To the knowledge of the Company, no other party to any Company Lease is in default under any Company Lease.

(d)	With respect to each Company Real Property: (i) the Company or any of its Subsidiaries, as applicable, is now in possession of the Company Real Property; (ii) neither the Company nor any of its Subsidiaries has received written notice that any condemnation, eminent domain, expropriation or re-zoning action or proceeding against the Company Real Property is pending or threatened; (iii) neither the Company nor any of its Subsidiaries, as applicable, has received written notice that any alteration, repair, improvement or other work with respect to any Company Real Property is required to be completed; (iv) there are no subleases, licenses, or other third party use or occupancy rights with respect to the Company Real Property, except where such rights are a recorded encumbrance on title; (v) there are no outstanding amounts payable by the Company or any of its Subsidiaries with respect to any Company Lease, other than the rental payments that are not past-due and expressly set forth in the applicable Company Lease (subject to ordinary course rental adjustments that may have taken place from time to time, as contemplated in the applicable Company Lease);(vi) the Company’s and any of its Subsidiaries’, as applicable, rights and benefits granted under each Company Real Property has not been disturbed in any material respect; and (vii) there are no parties (other than the Company or its Subsidiaries, as applicable) in possession of any portion of the Company Real Property.

(e)	All of the buildings, building systems, structures and improvements located on the Company Real Property are suitable for the purposes for which they are currently used with respect to the business of the Company and its Subsidiaries and in good operating condition and repair, reasonable wear and tear excepted and no material repairs or replacements are necessary. The Company Real Property constitutes all real property currently used by the Company or any of its Subsidiaries with respect to the business of the Company and its Subsidiaries. All certificates of occupancy and other permits or approvals legally required to be held by the Company or any of its Subsidiaries with respect to the occupancy and use of the Company Real Property have been obtained and are currently in effect

(f)	The Company and its Subsidiaries have complied with all of their respective obligations under any Permitted Liens in respect of the Company Real Property and the buildings located on the Company Real Property are located wholly within the boundaries of the applicable Company Real Property and there are no improvements on any adjoining lands not owned by the Company or its Subsidiaries that encroach onto the Company Real Property.

(g)	Neither the Company nor any of its Subsidiaries has entered into, nor to the Company’s knowledge are there, any agreements, options, contracts or commitments to sell, transfer or otherwise dispose of any Company Real Property or which would restrict the ability of the Company or its applicable Subsidiary to directly or indirectly transfer its legal and/or beneficial interest in and to the whole part or any part of any of the Company Real Property.

(h)	Neither the Company Real Property nor the use or occupancy thereof violates in any way any applicable Laws, covenants, conditions or restrictions.

22.	Intellectual Property and Information Technology.

(a)	Section 22(a) of the Company Disclosure Letter provides a complete and accurate list of all: (i) Registered Intellectual Property constituting Company Intellectual Property (including all issued patents and pending patent applications; trademark and service mark registrations and applications; industrial design registrations and applications; copyright registrations and applications; and internet domain name registrations) (collectively, the “Company Registered Intellectual Property”); (ii) material unregistered Company Intellectual Property, including all trademarks and trade names used and owned by the Company or its Subsidiaries that have not been registered or applied for (indicating for each trade-mark or trade name the relevant jurisdiction in which it is used, products, services and activities), a brief description of proprietary know-how and trade secrets and all works and subject matter used by the Company or a Subsidiary in which copyright subsists (including software, databases and works of authorship); and (iii) all Licensed Intellectual Property and associated Contracts (collectively “IP Licenses”), excluding any software subject to a nonexclusive license agreement for “off-the-shelf” software, or software licensed pursuant to “click through” or similar stock agreements, in each case, that is generally commercially available for a license fee. The Company or one of its Subsidiaries is the sole owner and possesses all right, title and interest in and to the Company Intellectual Property free and clear of all Liens (other than Permitted Liens), adverse claims, any requirement of any past (if outstanding), present or future royalty payments. The Company and Subsidiaries have a right to use the Licensed Intellectual Property pursuant to a valid and enforceable Contract. The Business Intellectual Property constitutes all Intellectual Property necessary to operate the business of the Company and its Subsidiaries as currently conducted. To the knowledge of the Company, the Business Intellectual Property is valid and enforceable. The transaction contemplated by this Agreement and the continued operation of the business of the Company and the Subsidiaries will not violate or breach the terms of any IP License or entitle any other party to any such Contract for Licensed Intellectual Property to terminate or modify it, or otherwise adversely affect the Company’s and/or Subsidiaries’ rights under it. Following Closing, the Company and Subsidiaries will be entitled to continue to use, practice and exercise rights in all of the Business Intellectual Property to the same extent and in the same manner as used, practiced and exercised by the Company and Subsidiaries prior to Closing without any additional financial obligation to any Person.

(b)	Other than as disclosed in Section 22(b) of the Company Disclosure Letter, (i) the Company and/or its Subsidiaries own all right, title and interest in and to, or have validly licensed (and are not in material breach of such licenses), all Intellectual Property that are material to the conduct of the Business, as presently conducted, including but not limited to the Business Intellectual Property; (ii) all such Intellectual Property that are owned by or licensed to the Company and/or its Subsidiaries are sufficient, in all material respects, for conducting the Business, as presently conducted; (iii) to the knowledge of the Company, all Intellectual Property owned or licensed by the Company and/or its Subsidiaries are valid and enforceable; (iv) to the knowledge of the Company, the carrying on of the Business pursuant to the transactions contemplated by this Agreement and the use by the Company and its Subsidiaries of any of the Intellectual Property or Technology owned by or licensed to them does not breach, violate, infringe or interfere with any rights of any other Person; and (v) to the knowledge of the Company, no third party is infringing upon the Intellectual Property owned or licensed by the Company or its Subsidiaries.

(c)	Each item of Company Registered Intellectual Property (i) is registered and/or recorded in the name of the Company or a Subsidiary, (ii) is validly existing, subsisting and in full force and effect, is not subject to cancellation for failure to use or unauthorized use by third parties, (iii) was diligently prosecuted and validly registered or issued or, in the case of an application, was applied for, in compliance with applicable Law, (iv) has been maintained, renewed or extended to the full extent required and permitted by applicable Law, (v) has no filings, payments or similar actions that must be taken by the Company or any Subsidiary within one hundred twenty (120) days of the Closing for the purposes of obtaining, maintaining, perfecting or renewing such Company Registered Intellectual Property, (vi) has not been and is not involved in any opposition, cancellation, interference, inter partes review, reissue, reexamination or other similar proceeding, and (vii) will be valid, subsisting and in full force and effect on identical terms immediately following Closing. Nothing has been done or omitted to have been done as a result of which any Company Intellectual Property has ceased or might cease to be valid, subsisting and in full force and effect in the Ordinary Course.

(d)	Other than as disclosed in Section 22(d) of the Company Disclosure Letter and to the knowledge of the Company, there are no written claims of, and there is no basis for any claims of, adverse ownership, invalidity, absence of a right to register or apply for or other opposition to or conflict with any of the Licensed Intellectual Property.

(e)	No third party (i) infringes, nor has infringed, any Company Intellectual Property or (ii) is committing, nor has committed, any misappropriation, passing off or actionable illegal acts in connection with the Company Intellectual Property.

(f)	Other than as disclosed in Section 22(f) of the Company Disclosure Letter, the Company and its Subsidiaries, and the operation of the Business, their products and services (including software and the manufacture, importation, use, offer for sale, sale, licensing, distribution, and other commercial exploitation of such products and services), including the using, exploiting and practicing of any part of the Business Intellectual Property and Technology, is not infringing, misappropriating or otherwise violating any third party Intellectual Property and has not infringed, misappropriated or otherwise violated any third party Intellectual Property. Other than as disclosed in Section 22(f) of the Company Disclosure Letter, the Company and Subsidiaries have not received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with respect to the operation of the Business, products, services and/or Business Intellectual Property, nor does the Company know of any valid grounds for any bona fide claims.

(g)	(i) No other Person has the right to use any Company Intellectual Property, save non-exclusive license agreements granted in the Ordinary Course, and (ii) neither the Company nor any of its Subsidiaries has granted any license or other rights to any other Person with respect to the Business Intellectual Property.

(h)	Each of the Company and its Subsidiaries has protected, and does protect, properly and diligently (including measures to protect secrecy and confidentiality) the Company Intellectual Property and the rights, titles, interests and benefits therein, including, without limitation, by registering Intellectual Property, by contractual means, by physical means and by electronic means. All employees and representatives of the Company or its Subsidiaries and any third parties that have had access through proper means to confidential or proprietary information relating to the Business, including confidential aspects of the Company Intellectual Property, have entered into written confidentiality and non-disclosure agreements that include legal obligations of confidentiality to the Company or its Subsidiaries with respect to such information. There has been no unauthorized disclosure of or unauthorized access, use or modification of any Company Intellectual Property made in a manner that would prevent the Company or its Subsidiaries or a successor in interest from obtaining a right in respect of any such Intellectual Property that it would otherwise be susceptible to obtain.

(i)	All of the Company Intellectual Property developed by the Company or its Subsidiaries or on their behalf has been developed by employees or independent contractors of the Company or its Subsidiaries during the time they were employed or engaged by the Company or its Subsidiaries, in each case without violation or contravention of any rights of any former employer or customer. Each current and former employee and independent contractor of the Company and its Subsidiaries who has participated in creating, authoring, handling, developing, inventing, adapting, modifying and/or improving any Intellectual Property of or on behalf of the Company or any of its Subsidiaries has, with respect to the Company Intellectual Property, irrevocably and validly assigned in writing to the Company or its Subsidiaries all rights, title and interest in and to the applicable Company Intellectual Property. The Company or any of its Subsidiaries, as the case may be, has obtained waivers of all non-assignable rights (including all moral rights) with respect to all Company Intellectual Property. Subject to and in compliance with applicable Laws, no current or former officer, employee or independent contractor of the Company or any of its Subsidiaries owns or has claimed an interest in any of the Company Intellectual Property, nor has any right to a royalty or other consideration as a result of its marketing, licensing or assignment.

(j)	Other than as disclosed in Section 22(j) of the Company Disclosure Letter, no Governmental Entity has funded or contributed to the development of Company Intellectual Property so as to grant such Governmental Entity a licence to or a right of ownership or a property interest in such Company Intellectual Property or a right to control, limit, restrict or require any payment in connection with the exercise and full enjoyment of the Company Intellectual Property by the Company or any of its Subsidiaries or that may restrict, limit or impose conditions upon the assignment of the Company Intellectual Property.

(k)	All computer hardware and associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of the Business, as presently conducted, (collectively, the “Technology”) is sufficient, (including with respect to working condition and capacity) for conducting the Business, as presently conducted, and does not contain any material defects or Unauthorized Code The Company and its Subsidiaries have implemented reasonable safeguards to prevent the introduction of any Unauthorized Code into the Technology. The Company and its Subsidiaries own or have validly licensed or leased (and are not in material breach of such licenses or leases) such Technology, and have maintained, in the ordinary course, a sufficient number of license seats for all licensed third party software.

(l)	Except as disclosed in Section 22(k) of the Company Disclosure Letter, there have been no data security incidents, ransomware incidents, or other incidents related to the Technology or any data of the Company residing thereon. The Company and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster recovery procedures, as well as a commercially reasonable business continuity plan and, except as disclosed in Section 22(k) of the Company Disclosure Letter, have not experienced any material failure, breakdown, or interruption in the availability or functionality of the Technology. There is no deficiency in the Company’s or its Subsidiaries’ cybersecurity measures or policies that could reasonably result in a loss of data or a breach of security in any material respect.

(m)	The Company and its Subsidiaries have in place cybersecurity measures and policies that are consistent with current standards and practices of a reasonably prudent business operating in a similar industry and such measures and policies reasonably safeguard proper access to, and the security of, the Technology and the data of the Company.

23.	Litigation. Other than as disclosed in Section 23 of the Company Disclosure Letter, there are no, and in the past three (3) years there have not been, Proceedings pending, or, to the knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries or affecting any of their respective properties or assets by or before any Governmental Entity that, individually or in the aggregate, have had or could reasonably be expected to have a material adverse effect on the Company and its Subsidiaries, on a consolidated basis, or that could or could reasonably be expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company or any of its Subsidiaries before any Governmental Entity. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that is material and adverse to the Company or any of its Subsidiaries or that could or could be reasonably expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby.

24.	Environmental Matters.

(a)	The Company and each of its Subsidiaries has been and is in compliance, in all material respects, with all, and has not violated, in any material respect, any Environmental Laws;

(b)	(i) none of the Company or any of its Subsidiaries has caused or permitted the Release, and, to the knowledge of the Company, no other Person has Released, any Hazardous Substances (in each case except in compliance with applicable Environmental Laws) on, at, in, under or from any of the immovable properties, any real properties, or any lands comprising and/or connected with the Company Real Property or, to the Company's knowledge, on, at, in, under or from any immoveable properties, real properties or any lands comprising and/or connected with any assets of the Company and its Subsidiaries previously owned, leased or operated by the Company or by any of its Subsidiaries; and (ii) to the knowledge of the Company, there are no Hazardous Substances or other conditions that could reasonably be expected to result in liability of or adversely affect the Company or any of its Subsidiaries under or related to any Environmental Law on, at, in, under or from any of the immovable properties, any real properties, or any lands comprising and/or connected with the Company Real Property or, to the Company's knowledge, on, at, in, under or from any of the immoveable properties, any real properties, or any lands comprising and/or connected with any assets of the Company and its Subsidiaries previously owned, leased or operated by the Company or by any of its Subsidiaries;

(c)	to the knowledge of the Company, all material Releases pertaining to or affecting the Company Real Property have been reported to the appropriate Governmental Entity as required by Environmental Laws;

(d)	there are no pending Proceedings or, to the knowledge of the Company, threatened Proceedings, against the Company or any of its Subsidiaries arising out of any Environmental Laws and the Company is not aware of, nor has it received: (i) any order or directive which relates to environmental matters; or (ii) any demand or notice with respect to the material breach of any Environmental Law applicable to the Company or any of its Subsidiaries or any of their respective assets or properties;

(e)	no Liens, other than Permitted Liens, in favour of a Governmental Entity arising under Environmental Laws are pending or, to the knowledge of the Company threatened, affecting, in any material respect, the Company or any of its Subsidiaries or any of their respective assets or properties.

(f)	the Company and its Subsidiaries are not a party to any indemnification or assumption agreement or other contractual obligation relating to compliance with or liability under any Environmental Law or otherwise relating to any liability for Hazardous Substances; and

(g)	true and complete copies of all environmental reports and all other material documents relating to environmental matters affecting the Company, the Subsidiaries, or any real or immovable property currently or formerly owned, leased or used by the Company or any of its Subsidiaries, including the Company Real Property, which are in the possession or control of the Company or the Subsidiaries have been provided to the Purchaser.

25.	Employees and Company Contractors.

(a)	All Contracts in relation to the top 10 compensated Company Contractors and the top 10 compensated Company Employees have been disclosed in the Data Room. No such contractor or employee has indicated to the Company or its Subsidiaries that he or she intends to resign, retire or terminate his or her engagement with the Company or its Subsidiaries as a result of the transactions contemplated by this Agreement or otherwise.

(b)	Section 25(b) of the Company Disclosure Letter lists the top 10 compensated Company Contractors and all Company Employees (on a no-name basis) as of the date hereof, including, as applicable, their salaries, wage rates, fees, commissions, bonus arrangements, benefits, overtime entitlement (including, for employees in the United States, exempt or non-exempt status under the Fair Labor Standards Act of 1938, as amended (the “FLSA”), and applicable state and local wage and hour Laws), position, location of employment, status as full-time or part-time, recognized length of service or engagement, annual vacation entitlement in days and accrued and unused vacation days, and any other paid time-off entitlement in days and accrued and unused days of such paid time-off. In addition, Section 25(b) of the Company Disclosure Letter lists any Company Employee currently on leave of absence, together with the type of leave, their expected date of return to work, if known, and indicating whether the employee is in receipt of disability benefits or workers' compensation benefits. The employment of all Company Employees in the United States is “at will” and may be terminated by the Company or applicable Subsidiary at any time, for any reason or no reason, in accordance with applicable Laws.

(c)	The Company and its Subsidiaries are, and for the past five (5) years have been, in compliance with all terms and conditions of employment and all Law respecting labour and employment, including pay equity, employment standards, labour, human rights, privacy, work permits/authorizations, wages, hours of work, discrimination, leave of absence, harassment (including psychological harassment), overtime, vacation, termination of employment, workers’ compensation and occupational health and safety, and there are no material outstanding claims, complaints, investigations or orders under any such Law and to the knowledge of the Company there is no basis for any such claim.

(d)	All amounts due or accrued for all salary, fees, wages, bonuses, commissions, incentives, expense reimbursement, vacation with pay, sick days, termination and severance pay and benefits under Employee Plans and other similar accruals have either been paid or are accurately reflected in the books and/or records of the Company or of the applicable Subsidiary of the Company.

(e)	Except as set forth in Section 25(e) of the Company Disclosure Letter, no Company Employee has any agreement in relation to any employee's termination, length of notice, pay in lieu of notice, severance, job security or similar provisions (other than such as results by Law from the employment of an employee without an agreement as to notice, an indemnity in lieu of notice, termination pay or severance pay), nor are there any change of control payments, golden parachutes, transaction bonus payments, severance payments, retention payments or agreements with current or former Company Contractors or Company Employees providing for cash or other compensation or benefits upon the consummation of, or relating to, the Arrangement or any other transaction contemplated by this Agreement, including a change of control of the Company or of any of its Subsidiaries.

(f)	There are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Company nor any Subsidiary has been reassessed in any material respect under such legislation during the past three years and, to the knowledge of the Company, no audit of the Company or any Subsidiary is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims or potential claims which may materially adversely affect the Company or any Subsidiary's accident cost experience.

(g)	All orders and inspection reports under applicable occupational health and safety legislation relating to the Company or any of its Subsidiaries have been provided to Purchaser. There are no material charges pending with respect to the Company or any of its Subsidiaries under applicable occupational health and safety legislation. The Company and each of its Subsidiaries have complied in all material respects with the terms and conditions of such legislation, as well as any orders issued under legislation and there are no appeals of any material orders under such legislation currently outstanding.

(h)	The Company and each of its Subsidiaries have properly characterized independent contractors as independent contractors for the purpose of applicable Law and have not received any notice from an independent contractor or a Governmental Entity disputing such characterization. Other than as disclosed in Section 25(h) of the Company Disclosure Letter, all Company Employees in the United States classified as exempt under applicable Laws, including the FLSA and state and local wage and hour Laws are, and for the past 12 months have been, properly classified, except where any misclassification, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect. Other than as disclosed in Section 25(h) of the Company Disclosure Letter, the Company and each of its Subsidiaries are not engaged with any personnel agency, and there are no outstanding, pending or to the knowledge of the Company, threatened claims, complaints, investigations or orders relating to the employment of any personnel agency employees.

(i)	No Company Employee is or has been, during his or her employment with the Company or any of its Subsidiaries, an illegal or undocumented worker. All Company Employees have and had all work permits, visas, authorizations or status, as the case may be, required to perform work or provide services. Section 25(i) of the Company Disclosure Letter lists in respect of each Company Employee who is employed pursuant to a work permit the expiry date of such work permit and whether any attempts have been made to renew such work permit. With respect to Company Employees in the United States, the Company and each of its Subsidiaries, as applicable, retains a Form I-9 that is validly and properly completed in accordance with applicable Laws.

(j)	Complete and accurate list of all employee manuals, policies, procedures and work-related rules affecting Company Employees and Company Contractors ("Employee Policies and Procedures") have been provided to Purchaser. All written Employee Policies and Procedures have been provided to Purchaser. Subject to any restrictions imposed under applicable Law, each of the Employee Policies and Procedures can be amended or terminated by the Company.

(k)	Other than as disclosed in Section 25(k) of the Company Disclosure Letter, no current or former employee of the Company or its Subsidiaries, or, to the knowledge of the Company, any current or former independent contractor, has engaged in or been alleged to have engaged in any act that constitutes a Misconduct Claim, and no such allegation is pending or threatened, or has been investigated, litigated or become the subject of any dispute or Court proceeding. The term “Misconduct Claim” shall mean, with respect to workplace or work-related incidents: (i) sexual harassment or any other unlawful act of a similar nature; (ii) unwelcome sexual advances, lewd or sexually explicit comments, or the sending of sexually explicit images; (iii) if made to a person who has not invited such conduct and, at the time, could reasonably regard the maker of the advances or comments as having the power to influence or impair the recipient’s career advancement or the success of the recipient’s business projects: sexual advances, or sexually explicit comments; or (iv) a retaliatory act for refusing, reporting, or opposing any of the above, or participating in any investigation into the same. Neither the Company nor any Subsidiary has terminated the employment of any current or former employee related to any Misconduct Claim, or entered into any settlement or settlement discussions with any person regarding a Misconduct Claim. The Company and each of its Subsidiaries has established and distributed to all of its employees a policy against harassment and a complaint procedure, and it has required all Company Employees to undergo anti-harassment training

26.	Collective Agreements.

(a)	There is no Collective Agreement in force with respect to the Company Employees nor is there any Contract with any employee association in respect of the Company Employees.

(b)	No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent or any other Person holds bargaining rights with respect to any Company Employee by way of certification, interim certification, voluntary recognition or successor rights, or has applied or, to the knowledge of the Company, threatened to apply to be certified as the bargaining agent of any employees of the Company.

(c)	There are no threatened or pending union organizing activities involving any Company Employees and no such activities have been undertaken in the last three years. There is no labour strike, dispute, work slowdown or stoppage pending or involving or, to the knowledge of the Company, threatened against the Company and no such event has occurred within the last three years.

(d)	No trade union has applied to have the Company or any of its Subsidiaries declared a common, related or successor employer pursuant to applicable Law in any jurisdiction in which the Company or any of its Subsidiaries carries on business.

27.	Employee Plans.

(a)	Section 27(a) of the Company Disclosure Letter lists a true, complete and correct list of all Employee Plans and provides a description of same. The Company has disclosed in the Data Room true, correct and complete copies of all such Employee Plans, as amended, or, if not in writing, a description thereof together with all related documentation including funding and investment management agreements, summary plan descriptions, the most recent actuarial reports, member booklets, financial statements, asset statements, material opinions and memoranda (whether externally or internally prepared) and material correspondence with Governmental Entities or other relevant Persons. No set of facts exists, and no changes have occurred which would materially affect the information contained in the actuarial reports, financial statements or asset statements required to be provided to the Purchaser hereby. No commitments or promises to improve or otherwise amend any Employee Plan or create any additional benefit plan which would be considered to be an Employee Plan once created have been made.

(b)	The Company has registered, maintained, operated, communicated, invested and administered each Employee Plan, and made all contributions and paid all premiums in respect of each Employee Plan, in accordance with its terms and Law. No fact or circumstance exists, which could adversely affect the registered or qualified status of any such Employee Plan. There are no pending, or to the knowledge of the Company, threatened claims (other than routine claims for benefits) by, on behalf of or against any Employee Plan or any trust related thereto which could reasonably be expected to result in any liability to the Company or any of its Subsidiaries and no audit or other proceeding by a Governmental Entity is pending, or to the knowledge of the Company, threatened with respect to such plan.

(c)	No Employee Plan provides benefits or coverage in the nature of health, life or disability benefits following retirement or other termination of employment, other than coverage or benefits required to be provided by Law.

(d)	No Employee Plan is a multi-unit pension plan as such term is defined under the Employment Pension Plan Act (Alberta) or any similar plan for purposes of pension standards legislation of another jurisdiction.

(e)	Except as set forth in Section 27(e) of the Company Disclosure Letter, no Employee Plan is (i) “registered pension plan" as such term is defined in subsection 248(1) of the Tax Act, (ii) a “multi-employer plan” as such term is defined in subsection 147.1(1) of the Tax Act, (iii) a "retirement compensation arrangement" as such term is defined in subsection 248(1) of the Tax Act, (iv) an "employee life and health trust" as such term is defined in subsection 248(1) of the Tax Act, or (v) a “deferred profit sharing plan” as such term is defined under subsection 147(1) of the Tax Act. No Employee Plan is intended to be or has ever been found or alleged by a Governmental Entity to be a “salary deferral arrangement” within the meaning of subsection 248(1) of the Tax Act.

(f)	Except as set forth in Section 27(f) of the Company Disclosure Letter, the entering into of this Agreement and the consummation of the Arrangement and the other transactions contemplated, alone or together with any other event hereby, will not (i) result in an entitlement to any Person to any compensation or benefit, (ii) accelerate or increase the timing of any funding obligation under any Employee Plan or accelerate the vesting of any benefit under any Employee Plan, (iii) result in any breach or violation of or default under or limit the Company or its Subsidiaries’ right to amend, modify or terminate any Employee Plan, or (iv) result in an “excess parachute payment” (within the meaning of Section 280G of the Code) or limit the Tax deductibility of any amount payable under any Employee Plan by operation of Section 280G of the Code (determined without regard to the exceptions provided for in Section 280G(b)(5) of the Code).

(g)	Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or is entitled to rely upon an opinion letter from the applicable Governmental Entity as to the qualified form of the prototype or volume submitter document on which such Employee Plan is maintained, and no event has occurred, and no condition exists, that would reasonably be expected to adversely affect the qualified status of any such Employee Plan. Neither the Company nor its Subsidiaries nor any other Person who would be deemed a “single employer” (within the meaning of Section 4001(b)(1) of ERISA or Section 414 of the Code) with any of the foregoing has maintained, sponsored, contributed to or been required to contribute to, or could reasonably be expected to have any liability (whether actual or contingent) with respect to, any (i) plan subject to Title IV of ERISA, including any “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) multiple employer plan (within the meaning of Section 413(c) of the Code), or (iii) multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(h)	Each non-qualified deferred compensation arrangement of the Company and each of its Subsidiaries that is subject to Section 409A of the Code, including Company RSUs, has been documented, operated and administered in compliance with the requirements of Section 409A of the Code and final Treasury Regulations and all other IRS guidance issued thereunder, and nothing has occurred or is expected or intended to occur with respect to any such arrangement that would cause the Company or any of its Subsidiaries to incur any Tax withholding penalty or any Person to incur any Tax in respect of the provisions of Section 409A of the Code.

28.	Insurance. The Company and each of its Subsidiaries, as applicable, is, and has been continuously insured by reputable third party insurers with reasonable and prudent policies appropriate for the size and nature of the business of the Company and its Subsidiaries and their respective assets. Each such insurance policy currently in effect that insures the physical properties, business, operations and assets of the Company and its Subsidiaries is valid and binding and in full force and effect. There is no material claim pending under any insurance policy of the Company or of any of its Subsidiaries that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims. All material proceedings covered by any insurance policy of the Company or of any of its Subsidiaries have been properly reported to and accepted by the applicable insurer.

29.	Taxes. Except as disclosed in Section 29 of the Company Disclosure Letter:

(a)	The Company and each of its Subsidiaries has duly and timely filed all Tax Returns required to be filed by them and all Tax Returns filed by the Company and each of its Subsidiaries are complete and correct in all material respects.

(b)	The Company and each of its Subsidiaries has paid or caused to be paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them, whether or not shown as being due on any Tax Returns or assessed by the appropriate Governmental Entity, other than those which are the subject of a Permitted Contest. The Company and its Subsidiaries have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of the Company for any Taxes of the Company and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course.

(c)	No material deficiencies, litigation, audit, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets.

(d)	There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries.

(e)	The Company and each of its Subsidiaries withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(f)	There are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any material Taxes, or of the filing of any material Tax Return or any payment of material Taxes, by the Company or any of its Subsidiaries.

(g)	No Governmental Entity of a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return has made a claim that the Company or such Subsidiary is subject to Tax in such jurisdiction. Neither the Company or any of its Subsidiaries has ever been subject to income taxation in a jurisdiction outside of its country of organization, on the basis of residency, carrying on business, having a permanent establishment or otherwise.

(h)	The Company and each of its Subsidiaries has made available to the Purchaser in the Data Room true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for tax periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(i)	Neither the Company nor any of its Subsidiaries has ever directly or indirectly transferred any property to or supplied any services to or acquired any property or services from a Person with whom it was not dealing at arm's length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services. The Company and its Subsidiaries have complied with all applicable transfer pricing laws (including section 247 of the Tax Act and Section 482 of the Code) and any documentation and recordkeeping requirements thereunder.

(j)	The tax attributes of the assets of the Company and each of its Subsidiaries are accurately reflected in the Tax Returns of the Company and of each of its Subsidiaries, as applicable, and have not materially and adversely changed since the date of such Tax Returns, except to the extent that such attributes have been used in the Ordinary Course or as a result of completion of any transaction contemplated by this Agreement.

(k)	There are no circumstances existing which could result in the application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to the Company or any of its Subsidiaries. Other than in the Ordinary Course, the Company and its Subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of the Company or its Subsidiaries for any period ending after the Effective Time.

(l)	All scientific research and experimental development investment tax credits and all other Tax credits (“Tax Credits”) were claimed by the Company and each of its Subsidiaries in accordance with the Tax Act and any other provision of Law and the Company and each of its Subsidiaries satisfied at all times the relevant criteria and conditions entitling them to such Tax Credits. All refunds of Tax Credits received or receivable by the Company and each of its Subsidiaries in any taxation year were claimed in accordance with the Tax Act and any other provision of Law and the Company and each of its Subsidiaries satisfied the relevant criteria and conditions entitling them to claim such a refund.

(m)	Neither the Company nor any of its Subsidiaries are liable for any material Taxes of any other Person.

(n)	Neither the Company nor any of its Subsidiaries has undertaken, participated in or been contractually obligated to participate in any “reportable transaction” as defined in subsection 237.3(1) of the Tax Act (or any provincial or foreign equivalent) or any “notifiable transaction” as defined in subsection 237.4(1) of the Tax Act (or any provincial or foreign equivalent).

(o)	The Shares are not taxable Canadian property, as defined in subsection 248(1) of the Tax Act. No subsidiary of the Company is (and neither has ever been) a “United States real property holding corporation” within the meaning of Code Section 897(c).

(p)	The total fair market value of all the shares that are held directly or indirectly by the Company and are shares of “foreign affiliates” of the Company (for purposes of the Tax Act) does not exceed 75% of the total fair market value (determined without reference to debt obligations of any corporation resident in Canada in which the Company has a direct or indirect interest) of all of the property owned by the Company.

(q)	Neither the Company nor any of its Subsidiaries has been, in the past five (5) years, a party to a transaction reported or intended to qualify as a reorganization under Code Section 368. No subsidiary of the Company has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Code Section 361.

(r)	None of the Company’s Subsidiaries is a party to any contract, agreement, plan or other arrangement covering any employee or former employee or contractor or former contractor that, individually or collectively, could give rise to a (or already has resulted in a) payment or provision of any other benefit (including accelerated vesting) that could not be deductible by reason of Code Section 280G or could be subject to an excise Tax under Code Section 4999 (in each case, determined without regard to the exceptions provided for in Code Section 280G(b)(5). Neither the Company nor any of its Subsidiaries has agreed to pay, gross up, or otherwise indemnify any employee or contractor for any employment or income Taxes, including potential Taxes imposed under Code Section 409A or Code Section 4999.

(s)	None of the Company’s Subsidiaries is required to include a material item of income, or exclude a material item of deduction, for any period after the Closing as a result of (i) an installment sale transaction occurring on or before the Closing governed by Code Section 453 (or any similar provision of state, local or non-U.S. Laws); (ii) a transaction occurring on or before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. laws); (iii) any material prepaid amounts received or paid on or prior to the date of the Closing or material deferred revenue realized on or prior to the date of the Closing; (iv) a change in method of accounting (or use of an impermissible method of accounting) with respect to a taxable period (or portion thereof) ending on or prior to the date of the Closing; or (v) an agreement entered into with any Governmental Entity (including a “closing agreement” under Code Section 7121 or any “gain recognition agreements” entered into under Code Section 367) on or prior to the date of the Closing.

30.	Money Laundering. The operations of the Company and of each of its Subsidiaries are, and have been, conducted at all time in compliance with applicable financial recordkeeping and reporting requirements and money laundering and terrorist financing Laws and the rules and regulations thereunder and any related or similar Laws, rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity relating to money laundering or terrorist financing in all applicable anti-money laundering Laws of any jurisdiction in which the Company or any of its Subsidiaries conducts business (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Entity involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened. The Company and each of its Subsidiaries have filed all required reports with the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) and the Financial Crimes Enforcement Network (FinCEN), as applicable, and neither the Company nor any of its Subsidiaries is subject to any outstanding compliance order, directive, or enforcement action from FINTRAC, FinCEN, or any other Governmental Entity with respect to the Money Laundering Laws.

31.	Corrupt Practices Legislation.

(a)	Neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any of its or their respective directors, officers, employees or agents acting on behalf of the Company or any of its Subsidiaries has: (i) used or is using or is alleged to have used any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using or is alleged to have used any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating or is alleged to have violated any provision of the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act of 1977 or any Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature, (vi) made any false statement or false claim to any Governmental Entity in connection with any Government Contract or government procurement.

(b)	No investigation, audit, action, suit, or proceeding by any Governmental Entity is pending, or to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries or any of their respective directors, officers, employees, agents, or subcontractors with respect to any violation or alleged violation of the foregoing.

(c)	The Company and each of its Subsidiaries have complied in all material respects with all organizational conflict of interest requirements applicable to any Government Contract, and no unresolved or unmitigated organizational conflict of interest exists with respect to any Government Contract.

32.	Data Security and Privacy Requirements.

(a)	The Company and each of its Subsidiaries is, and has been, conducting its business in compliance in all material respects with all Data Security and Privacy Requirements. The Company has a written privacy policy which governs the collection, use and disclosure of personal information and the Company and its Subsidiaries are in compliance in all material respects with such policy. Neither the Company nor any of its Subsidiaries has ever been the subject of or has ever been threatened: (i) any Security Breaches or notices or complaints from any Person regarding a Security Breach; (ii) any complaints or claims regarding Processing of Personal Information or the actual or alleged violation of any Data Security and Privacy Requirement; or (iii) any investigation, audit or other inquiry from a Governmental Entity, regarding the Company’s and its Subsidiaries’ Processing of Personal Information under any Data Security and Privacy Requirement or any violation or alleged violation of any Data Security and Privacy Requirement. The Company and its Subsidiaries do not engage in the sale, as defined by applicable Law, of Personal Information.

(b)	The Company and each of its Subsidiaries have valid and legal rights to Process all Personal Information that is Processed by or on behalf of the Company and its Subsidiaries in connection with the use and/or operation of its products, services and business, and the execution, delivery, or performance of this Agreement will not affect these rights or violate any applicable Data Security and Privacy Requirements. Following the Closing, the Company will be able to continue using the Personal Information in substantially the same manner as the Company or its Subsidiaries did prior to the Closing.

(c)	The Company and each of its Subsidiaries have implemented and maintained a comprehensive information security program including documented cybersecurity measures and policies that comply with all Data Security and Privacy Requirements and are consistent with current leading industry standards and practices of a business operating in a similar industry. There is no deficiency in the Company’s or its Subsidiaries’ cybersecurity measures or policies that could reasonably result in a loss of data including Customer Data or Company Data, or a breach of security of either the Company or its Subsidiaries in any material respect. Each employee and contractor of the Company and each of its Subsidiaries has received training regarding information security that is relevant to each such employee’s role and responsibility within the business and such employee’s access to personal information and the Company’s and each of its Subsidiaries’ information systems.

(d)	The Company and its Subsidiaries, as applicable, have responded to all requests received by the Company or the Subsidiary from individuals (or other Persons representing individuals) seeking to exercise any data protection or privacy rights (including rights to access, correct, or delete Personal Information, to restrict or object to Processing of Personal Information, or relating to data portability), unless the Company or the Subsidiary, as applicable, is not permitted to respond to any such request pursuant to applicable Law or any Contracts.

(e)	To the knowledge of the Company, neither the Company nor its Subsidiaries includes or have included any Company Data or Customer Data in any prompts or inputs into any third party AI Technology, except in cases where the AI Technology is licensed pursuant to an enterprise level license that ensures that all inputs and outputs shall remain confidential and owned by the Company or its Subsidiaries (as applicable), and that the AI Technology uses such information solely for the purpose of delivering a service to the Company or its Subsidiaries and not for any other purpose, including to train the machine learning or algorithm of such tools or improve the services related to such tools. The Company and its Subsidiaries have implemented and maintained reasonable and appropriate policies, protocols, and safeguards to monitor and control any and all use of AI Technology by or on behalf of the Company, including protocols and safeguards designed to mitigate material risks of regurgitation, infringement or violation of another Person’s intellectual property rights or any other rights and compliance with all Laws applicable to the Company’s and its Subsidiaries’ development, deployment and/or use of AI Technology.

(f)	The Company and each of its Subsidiaries have implemented adequate security measures, if applicable, to protect information that it Processes as a result of Government Contracts, including Controlled Unclassified Information pursuant to DFARS 252.204-7012 and the Cybersecurity Maturity Model Certification Program. The Company and each of its Subsidiaries maintain an accurate, current and uninflated cybersecurity self-assessment score in the Supplier Performance Risk System, and a current cyber incident response plan.

(g)	The consummation of the transactions contemplated by this Agreement and the continued operation of the Company and its Subsidiaries by Purchaser immediately following the Closing will not result in any violation of Data Security and Privacy Requirements.

33.	Security Clearances.

(a)	Each of the Company and its Subsidiaries is, and has at all times been, in compliance with all industrial security requirements applicable to the Company or any of its Subsidiaries, including the Industrial Security Manual (Canada), and all contractual security requirements under any Government Contract.

34.	Debarment and Suspension.

(a)	Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, employees, agents, or subcontractors, is currently suspended, debarred, or proposed for debarment or suspension from contracting with any Governmental Entity, or declared ineligible or voluntarily excluded from participation in any government procurement or non-procurement program.

(b)	Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective directors, officers, employees, agents, or subcontractors, has been convicted of or had a civil judgment rendered against it for any offence or violation that would give rise to debarment or suspension under applicable government procurement Laws or regulations.

(c)	There are no pending or, to the knowledge of the Company, threatened Proceedings seeking the debarment, suspension, or exclusion of the Company or any of its Subsidiaries or any of their respective directors, officers, employees, agents, or subcontractors from contracting with any Governmental Entity.

35.	Government Contracts.

(a)	Section 35(a)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of all outstanding Government Bids under which the Company and its Subsidiaries could reasonably be expected to receive payments in excess of US$500,000 and each outstanding teaming agreement or existing joint venture agreement to which the Company or any of its Subsidiaries is a party and which relates to a Government Contract, Purchase Order or Government Bid. The Company has delivered to the Purchaser complete and correct copies of each such teaming agreement and joint venture agreement.

(b)	Except as set forth on Section 35(b) of the Company Disclosure Letter, no Government Contract, the period of performance of which has not expired or been terminated, or any of the Company’s or its Subsidiaries’ relationships with its customers were or are contingent upon the Company or any of its Subsidiaries having or maintaining a status under any government socio-economic program (including, a small business, a small disadvantaged business, a woman-owned small business, a veteran-owned small business, a service disabled veteran owned small business, or other size or socio-economic status).

(c)	With respect to each Government Contract, the Company and its Subsidiaries, as applicable, have complied in all material respects with all terms and conditions thereof, including all incorporated clauses, provisions, certifications, representations, disclosures, and statutory and regulatory requirements. In the last six years, no Governmental Entity has provided a written determination to any of the Company or its Subsidiaries, as applicable, that it has materially breached any Government Contract which remains uncured, nor has any Governmental Entity issued in writing a cure, show cause, stop work, default, or termination notice regarding performance of any such Government Contract which remains uncured. In the last six years, no Governmental Entity has assessed any cost disallowance, withhold, offset, or penalty in excess of $10,000. There are no outstanding requests for equitable adjustment or claims by the Company or its Subsidiaries, as applicable, regarding a Government Contract. Neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation, or made any disclosure to any Governmental Entity with respect to any material irregularity, misstatement, omission, false statement, false claim, statutory or regulatory violation, or other misconduct arising under or relating to a Government Contract.

(d)	All invoices and claims for payment, reimbursement, or adjustment submitted by the Company or its Subsidiaries, as applicable, in connection with a Government Contract were current, accurate, and complete in all material respects as of their respective submission dates. In the last six years, neither the Company nor its Subsidiaries has undergone, or is undergoing, any audit or investigation (other than a routine audit, investigation, or review) by any Governmental Entity relating to any Government Contract.

(e)	All facts set forth in or acknowledged by any certifications, representations or disclosures, or reports made or submitted by or on behalf of the Company or its Subsidiaries in connection with any Government Contract were true and accurate in all material respects as of the date of submission.

(f)	Neither the Company, its Subsidiaries nor any of their respective principals or employees have been debarred, suspended, proposed for debarment, deemed nonresponsible, or otherwise excluded from participation in the award or performance of any Government Contract or for any reason listed as an excluded party on the System for Award Management, nor is there any pending debarment, suspension, or exclusion proceeding that has been initiated against the Company, any of its Subsidiaries or their respective principals or employees. Neither the Company, its Subsidiaries, nor, to the knowledge of the Company, any of their respective principals or employees involved in the award, administration or performance of Government Contracts has been convicted of, had a civil judgment rendered against them for, is currently civilly charged, criminally charged or indicted for or under investigation for the commission of fraud or a criminal offense in connection with a Government Contract, violation of Antitrust Laws or commission of embezzlement, theft, forgery, bribery, falsification or destruction of records, making false statements, evasion, violating tax laws, or receiving stolen property.

(g)	Except as set forth on Section 35(g) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries holds a facility clearance or employs individuals who hold security clearances. For any cleared entity listed on Section 35(g) of the Company Disclosure Letter, that entity is compliant in all respects with the National Industrial Security Program Operating Manual (NISPOM) and any Defense Counterintelligence and Security Agency (DCSA) instructions, including any notification required concerning the subject Agreement.

(h)	The Company is compliant with the cybersecurity requirements of the Government Contracts listed in Section 18 of the Company Disclosure Letter.

(i)	No Governmental Entity has rights in any Company Intellectual Property, except for Limited Rights in technical data and/or Restricted Rights in computer software (as each term is defined in FAR 52.227-14 and DFARS 252.227-7013 and -7014), or other applicable similar rights pursuant to Government Contract clauses that are prescribed in the applicable federal acquisition regulations. No prime contractor or subcontractor at any tier under a Government Contract with the Company or any of its Subsidiaries has been granted or otherwise is entitled to any rights in any Company Intellectual Property pursuant to the terms of such Government Contract or otherwise.

(j)	There are no restrictions under any Government Contracts on the Company’s or any of its Subsidiaries’ use of any Company Intellectual Property for purposes outside of the scope of that Government Contract.

(k)	Neither the Company nor any of its Subsidiaries has conceived or first actually reduced to practice any “invention” (as that term is defined in 48 C.F.R. § 52.227-11) in performance of any Government Contract. The Company and each of its Subsidiaries has disclosed to the applicable Governmental Entity, elected to retain title to, and filed patent application(s) for, any such invention within the time period required by the Government Contract under which such invention was conceived or first actually reduced to practice.

(l)	Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective principals or Affiliates, have discovered credible evidence of the Company’s or any of its Subsidiaries’, or any of their respective principals’, employees’, agents’, or subcontractors’, violation of federal criminal law involving fraud, conflict of interest, bribery, or gratuity provisions found in Title 18 of the U.S. Code, a violation of the civil False Claims Act (31 U.S.C. §§ 3729-3733) or receipt of a significant overpayment (other than overpayments resulting from contract financing payments as defined in FAR 32.001) in connection with any award, performance, or closeout of any Government Contract or Government Bid.

36.	Opinion of Financial Advisor. The Special Committee and the Board have received the Fairness Opinion.

37.	Brokers. Except as disclosed in Section 37 of the Company Disclosure Letter and the fees payable to legal counsel, no investment banker, broker, finder, financial advisor or other intermediary has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries or is entitled to any fee, commission or other payment from the Company or any of its Subsidiaries in connection with this Agreement or any other transaction contemplated by this Agreement. A true and complete copy of the engagement letter between the Company and the Financial Advisor has been provided in the Data Room and the Company has made true and complete disclosure, as set forth in Section 37 of the Company Disclosure Letter, of all fees, commissions or other payments that may be incurred pursuant to such engagement or that may otherwise be payable to the Financial Advisor.

38.	Competition Act. Neither the aggregate value of the assets in Canada of the Company (including its affiliates as that term is defined under the Competition Act), nor the annual gross revenues from sales in, from or into Canada of the Company (including its affiliates as that term is defined in the Competition Act) exceeds C$400 million as determined in accordance with Part IX of the Competition Act and regulations promulgated thereunder.

39.	No “Collateral Benefit”. Except as set forth in Section 39 of the Company Disclosure Letter, to the knowledge of the Company, there are no Persons described in items (a) through (d) of Section 8.1(2) of MI 61-101 that will be required to be excluded for purposes of Section 2.2(b)(ii) of this Agreement.

40.	Product Liability and Warranty.

(a)	neither the Company nor any of its Subsidiaries has any outstanding obligation to repair, replace, reperform, refund, credit or otherwise remedy any completed order or any product, solution or service sold, delivered, performed, provided or rendered by or on behalf of the Company or any of its Subsidiaries under any warranty, whether express, implied, statutory, contractual or otherwise, and there are no pending or, to the knowledge of the Company, threatened claims in respect of any such warranty;

(b)	each product, solution and service sold, delivered or provided by the Company or any of its Subsidiaries over the past three (3) years has conformed in all material respects to all applicable contractual commitments, express and implied warranties, service specifications, documentation and representations made by the Company or any of its Subsidiaries; neither the Company nor any of its Subsidiaries has any outstanding obligation or liability under any warranty, whether express, implied, statutory, contractual or otherwise, in respect of any order completed or any product, solution or service sold, delivered, performed, provided or rendered by or on behalf of the Company or any of its Subsidiaries;

(c)	to the knowledge of the Company, over the past three (3) years, no principal customer has provided a notice that any product or solution sold or delivered by the Company or any of its Subsidiaries does not meet the specifications set out in any Contract and has refused to accept or intends to refuse delivery;

(d)	neither the Company nor any of its Subsidiaries have received written notice, nor does the Company have knowledge, of any statements, citations or decisions by any Governmental Entity declaring any products of the Company or any of its Subsidiaries defective or unsafe;

(e)	there are no pending, or to the knowledge of the Company, threatened liability claims involving any products, solution or services of the Company or any of its Subsidiaries;

(f)	the Company and each of its Subsidiaries does not have, and in the past three (3) years has not had, any material liability (contingent or otherwise) in respect of any product, solution or item designed, produced, packaged, labeled, marketed, sold or distributed by it or on its behalf;

(g)	to the knowledge of the Company, there are no facts or circumstances which could reasonably be expected to give rise to any claim or notice of violation relating to or involving any service provided or any product designed, manufactured, serviced, produced, modified, distributed, shipped or sold by or on behalf of any of the Company or its Subsidiaries or otherwise related to the Business (i) resulting from any alleged defect in design, manufacture, materials or workmanship or performance, any alleged hazard or impurity, any alleged failure to warn, any alleged breach of warranties or representations, or any alleged non-compliance with Law, requirements, or specifications, or (ii) arising out of any injury to individuals or property as a result of the products or services sold or provided by the Company or its Subsidiaries, other than, in each case, claims or notices that would not reasonably be expected to be, individually or in the aggregate, material; and

(h)	there is no material pending or, to the knowledge of the Company, threatened, recall or investigation of any product designed, manufactured, shipped, sold, marketed, distributed and/or otherwise introduced into the stream of commerce by or on behalf of the Company or its Subsidiaries.

41.	Recalls. Over the past three (3) years, there have been no recalls, and there are no pending or threatened recalls or withdrawals, of any product produced or sold by the Company or any of its Subsidiaries or resulting from any alleged deficiency in a product produced or sold by the Company or any of its Subsidiaries.

42.	Inventory. The inventory of the Company and its Subsidiaries (the “Inventory”), whether reflected in the Company’s most recent financial statement or thereafter acquired, (i) consists of items of a quality and quantity usable and saleable in the Ordinary Course, (ii) is in good and merchantable condition, and (iii) is not obsolete, slow-moving, damaged, defective or excessive in quantity, except as reserved for in the most recent financial statement of the Company. The Inventory is sufficient in quality and quantity to conduct the business of the Company and its Subsidiaries in the Ordinary Course.

43.	Accounts Receivable. All accounts receivable of the Company and its Subsidiaries (the “Accounts Receivable”) (i) represent bona fide obligations arising from sales actually made or services actually performed in the Ordinary Course, (ii) are valid, existing and enforceable, and (iii) are not subject to any set-off, counterclaim or defense. To the Knowledge of the Company, all Accounts Receivable are collectible in full, without any set-off or counterclaim, within ninety (90) days after billing.

44.	Special Committee and Board Approval.

(a)	The Special Committee, after consultation with the Company’s financial advisor and outside legal counsel, has unanimously recommended that the Board approve the Arrangement and that the Shareholders vote in favour of the Arrangement Resolution.

(b)	As of the date hereof, the Board, acting on the unanimous recommendation in favour of the Arrangement by the Special Committee and after consultation with legal and financial advisors, has unanimously: (i) determined that the Arrangement is fair to Shareholders; (ii) determined that the Arrangement and the entering into of this Agreement is in the best interests of the Company; (iii) resolved to recommend that the Shareholders vote in favour of the Arrangement Resolution; and (iv) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede, such determinations, resolutions or authorizations.

(c)	Each of the directors and executive officers of the Company has advised the Company and the Company believes that they intend to vote or cause to be voted all Shares beneficially held by them in favour of the Arrangement Resolution and the Company shall make a statement to that effect in the Company Circular.

45.	International Trade and Sanctions

(a)	The Company is and has always been in compliance with all International Trade Laws and Sanctions. The Company (i) possesses all International Trade Permits required for compliance with all applicable International Trade Laws and Sanctions for the Business and its operations as currently conducted, such International Trade Permits are in full force and effect, and all applications as necessary for renewal of such International Trade Permits have been timely filed, and (ii) has been in compliance with all terms and conditions of such International Trade Permits and has not received any notice alleging liability under and/or noncompliance with respect thereto, nor does there exist any basis for such notification or allegation. No assets of the Company nor any Company or Subsidiary itself have been subject to any seizure, criminal sanction, administrative penalty (including penalties under the Canadian Administrative Monetary Penalty System ), detention, audit, compliance assessment, focused assessment or action for alleged or actual violation of International Trade Laws or Sanctions, including any that are pending or threatened in writing or orally. The Company is not currently and has never been subject to any suspension of import or export privileges or made or provided any false statement or omission to any Governmental Entity or to any customer in connection with the importation or exportation of products.

(b)	None of the Company, its Subsidiaries or any of their respective directors, officers, managers, employees or, to the knowledge of the Company, any of their respective agents or other representatives, is currently or has been: (a) a Sanctioned Person; (b) controlled, directly or indirectly, by, or under effective control of, a Sanctioned Person; (c) operating in, organized in, conducting business with, or otherwise engaging in dealings with or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (d) in violation of any Sanctions.

(c)	Neither the Company nor any of its Subsidiaries or, to the knowledge of the Company, any director, officer or controlled Affiliate of the Company or any director or officer of any of its Subsidiaries, is a Person that is, or is owned or controlled by a Person that is (i) the subject of any Sanctions administered or enforced by OFAC, the United Nations Security Council, the European Union, His Majesty’s Treasury, or other relevant sanctions authorities, including, without limitation, designation on OFAC’s Specially Designated Nationals and Blocked Persons List or OFAC’s Foreign Sanctions Evaders List or other relevant sanctions authority, or (ii) located, organized or resident in a country or territory that is the subject of Sanctions that broadly prohibit dealings with that country or territory (including, without limitation, the Sanctioned Countries). Neither the Company nor any of its Subsidiaries nor any director, officer or controlled Affiliate of the Company or any of its Subsidiaries, has ever had funds blocked by a United States bank or financial institution, temporarily or otherwise, as a result of OFAC concerns.

Schedule D
REPRESENTATIONS AND WARRANTIES OF PARENT

1.	Organization and Qualification. The Parent is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has the requisite power and capacity to own and lease its assets and properties and conduct its business as now conducted. Each of the Parent and its Subsidiaries is duly registered to carry on business in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or operated by it, or the nature of its activities make such registration necessary, and has all Authorizations required to own, sublease, lease and operate its properties and assets and to conduct its business as now owned and conducted, except to the extent that any failure to be so qualified, licensed or registered or to possess such Authorizations would not, individually or in the aggregate, prevent or materially impede the ability of the Purchaser or the Parent to consummate the transactions contemplated by this Agreement. The Parent has delivered to the Company true, correct and complete copies of its Constating Documents.

2.	Securities Law Matters.

(a)	The Parent is a “reporting issuer” under Securities Laws in each of the provinces of Québec, Ontario, Alberta and British Columbia, and is not on the list of reporting issuers in default under the Securities Laws of such provinces.

(b)	The Parent Shares are listed and posted for trading on the TSX-V and the NYSE American. The Parent is not in default of any material requirements of any Securities Laws or the rules and policies of the TSX-V or the NYSE American, and the Parent is in compliance with all continued listing standards and requirements of each of the TSX-V and the NYSE American, including Part 10 of the NYSE American Company Guide. The Parent has not received any notice from the TSX-V or the NYSE American of any actual or alleged failure to comply with any listing standard or requirement, and no event has occurred which, with the giving of notice, the lapse of time or both, would result in any such failure.

(c)	The Parent has not taken any action to cease to be a reporting issuer in any province or territory of Canada or to terminate its registration under the U.S. Exchange Act, nor has the Parent received notification from (i) any Securities Authority seeking to revoke the reporting issuer status of the Parent or (ii) from the SEC seeking to revoke the registration of the Parent Shares under the U.S. Exchange Act. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Parent is pending, in effect or, to the knowledge of the Parent, has been threatened, and, to the knowledge of the Parent, the Parent is not subject to any formal audit, review, enquiry, investigation or other proceeding relating to any such order by any Securities Authority, the SEC, the TSX-V or the NYSE American.

(d)	Neither the Parent nor any of its Subsidiaries is, or has ever been, registered or required to be reqistered as an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended.

(e)	The Consideration Shares have been, or prior to the Effective Time will have been, duly authorized and reserved for issuance and, when issued pursuant to the Plan of Arrangement, will be validly issued as fully paid and non-assessable common shares of the Parent, free and clear of all Liens. Assuming the Interim Order and the Final Order are obtained on the terms contemplated by this Agreement, the Consideration Shares will be issued in reliance upon the Section 3(a)(10) Exemption and in reliance upon exemptions from the registration or qualification requirements of applicable U.S. state securities laws, and will not be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, other than in the hands of Affected Securityholders who are, or who have been within 90 days of the Effective Time, affiliates of the Parent for the purposes of Rule 144 or Rule 145 under the U.S. Securities Act. Upon issuance, the Consideration Shares, will be listed and posted for trading on the TSX-V and accepted for listing on the NYSE American, subject to official notice of issuance and the satisfaction of customary listing conditions.

3.	Corporate Authorization. The Parent has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and to complete the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation by the Parent of the transactions contemplated hereby have been duly authorized and no other corporate proceedings on the part of the Parent are necessary to authorize the execution and delivery by it of this Agreement or the consummation of the transactions contemplated hereby other than approval by the Court.

4.	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Parent, and constitutes a legal, valid and binding agreement of the Parent enforceable against it in accordance with its terms subject to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

5.	Governmental Authorization. The execution, delivery and performance by the Parent of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Parent other than: (i) the Interim Order and any filings required in order to obtain, and any approvals required by, the Interim Order; (ii) the Final Order, and any filings required in order to obtain the Final Order; (iii) filings with the Registrar under the BCBCA; and (iv) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not be reasonably expected to, individually or in the aggregate, prevent or materially impede the ability of the Purchaser or the Parent to consummate the Arrangement and the transactions contemplated hereby.

6.	Non-Contravention. The execution, delivery and performance by the Parent of its obligations under this Agreement and the consummation of the Arrangement and the transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of the organizational documents of the Parent; or

(b)	assuming compliance with the matters referred to in Paragraph 5 above, contravene, conflict with or result in a violation or breach of any Law applicable to the Parent or any of its Subsidiaries or any of its properties or assets;

(c)	require any notice or consent or approval by any Person under, contravene, conflict with, violate, breach or constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Parent or any of its Subsidiaries is entitled under, any provision of any material contract, any material Authorization to which the Parent or any of its Subsidiaries is a party or by which any of them is bound, or any other instrument binding upon any of them or affecting any of their respective assets, which, if triggered, would prevent or materially impede the ability of the Purchaser or the Parent to consummate the Arrangement and the transactions contemplated hereby; or

(d)	result in the creation or imposition of any Lien on any asset or property of the Parent or any of its Subsidiaries.

7.	Funds Available. The Purchaser will have at the Effective Time sufficient funds available to satisfy the aggregate Cash Consideration payable by the Purchaser pursuant to the Plan of Arrangement in accordance with the terms of this Agreement and the Plan of Arrangement.

8.	Capitalization. The authorized capital of the Parent consists of an unlimited number of Parent Shares. As of the close of business on the date of this Agreement, there were 219,419,670 Parent Shares issued and outstanding on a non-diluted basis. All outstanding Parent Shares have been duly authorized and validly issued, are fully paid and non-assessable. No Parent Shares have been issued in violation of any Law or any pre-emptive or similar rights applicable to them. Except as set forth in Section 8 of the disclosure letter delivered by the Parent to the Company with this Agreement (the "Parent Disclosure Letter"), there are no options, warrants, conversion, pre-emptive, redemption, repurchase or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Parent or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of the Parent or give any Person a right to subscribe for or acquire any securities of the Parent.

9.	Financial Statements.

(a)	The Parent's audited consolidated financial statements as at and for the fiscal years ended December 31, 2025 and 2024 (including any of the notes or schedules thereto, the auditor's report thereon and related management's discussion and analysis) and the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2026 (including any of the notes or schedules thereto and related management's discussion and analysis) publicly filed by or on behalf of the Parent on SEDAR+ (collectively, the "Parent Financial Statements"): (i) were prepared in accordance with IFRS; (ii) present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial position of the Parent and its Subsidiaries on a consolidated basis as at the respective dates thereof and the revenues, results of operations, changes in shareholders' equity and cash flow of the Parent and its Subsidiaries on a consolidated basis for the periods covered thereby (except as may be indicated in the notes to such financial statements); and (iii) there have been no changes in accounting methods, policies or practices of the Parent or its Subsidiaries since December 31, 2025 except in accordance with IFRS. The Parent has not corrected, amended or restated any aspect of its financial statements. The Parent does not intend to correct or restate, nor, to the knowledge of the Parent, is there any basis for any correction or restatement of, any aspect of any of the Parent Financial Statements. There are no, nor are there any commitments to become a party to, any off-balance sheet transaction, arrangement, obligation (including contingent obligations) or other relationship of the Parent or any of its Subsidiaries with unconsolidated entities or other Persons.

(b)	The financial books, records and accounts of the Parent and each of its Subsidiaries: (i) have been maintained, in all material respects, in accordance with IFRS on a basis consistent with prior years; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Parent and its Subsidiaries; and (iv) accurately and fairly reflect the basis of the Parent Financial Statements.

10.	No Undisclosed Liabilities. There are no liabilities or obligations of the Parent or of any of its Subsidiaries of any nature, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the Parent Financial Statements; (ii) incurred in the ordinary course of business since June 30, 2026; or (iii) incurred in connection with this Agreement. The principal amount of all indebtedness for borrowed money of the Parent and its Subsidiaries as of June 30, 2026, including capital leases, is disclosed in the Parent Disclosure Letter. Neither the Parent nor any of its Subsidiaries have any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps or options, equity or equity index swaps or options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency option or any other similar transactions (including any option with respect to any such transactions) or any combination of such transactions.

11.	Absence of Certain Changes or Events. Since December 31, 2025, other than the transactions contemplated by this Agreement or as disclosed on SEDAR+, the business of the Parent and of each of its Subsidiaries has been conducted in the ordinary course and there has not occurred any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise) or prospects of the Parent and its Subsidiaries, on a consolidated basis, or that would prevent or materially delay or impair the ability of the Parent or the Purchaser to consummate the transactions contemplated by this Agreement.

12.	Compliance with Laws. The Parent and each of its Subsidiaries is, and has been, in compliance in all material respects with all Laws. Neither the Parent nor any of its Subsidiaries is under any investigation with respect to, has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law from any Governmental Entity, and to the knowledge of the Parent, there is no state of facts or circumstances that forms a valid basis for any of the foregoing.

13.	Litigation. There are no Proceedings pending, or, to the knowledge of the Parent, threatened, against or involving the Parent or any of its Subsidiaries or affecting any of their respective properties or assets by or before any Governmental Entity that, individually or in the aggregate, have had or could reasonably be expected to have a material adverse effect on the Parent and its Subsidiaries, on a consolidated basis, or that could or could reasonably be expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Parent, threatened against or relating to the Parent or any of its Subsidiaries before any Governmental Entity. Neither the Parent nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that is material and adverse to the Parent or any of its Subsidiaries or that could or could be reasonably expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby.

14.	Tax Matters. (a) The Parent and each of its Subsidiaries has duly and timely filed all Tax Returns required to be filed by them and all Tax Returns filed by the Parent and each of its Subsidiaries are complete and correct in all material respects. (b) The Parent and each of its Subsidiaries has paid or caused to be paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them, whether or not shown as being due on any Tax Returns. The Parent and its Subsidiaries have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of the Parent for any Taxes of the Parent and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. (c) No material deficiencies, litigation, audit, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Parent or any of its Subsidiaries, and neither the Parent nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Parent, threatened against the Parent or any of its Subsidiaries or any of their respective assets. (d) There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Parent or any of its Subsidiaries. (e) The Parent and each of its Subsidiaries withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so. (f) There are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any material Taxes, or of the filing of any material Tax Return or any payment of material Taxes, by the Parent or any of its Subsidiaries. (g) No Governmental Entity of a jurisdiction where the Parent or any of its Subsidiaries does not file a Tax Return has made a claim that the Parent or such Subsidiary is subject to Tax in such jurisdiction. (h) Neither the Parent nor any of its Subsidiaries has ever directly or indirectly transferred any property to or supplied any services to or acquired any property or services from a Person with whom it was not dealing at arm's length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services. The Parent and its Subsidiaries have complied with all applicable transfer pricing laws (including section 247 of the Tax Act). (i) Neither the Parent nor any of its Subsidiaries is liable for any material Taxes of any other Person. (j) Neither the Parent nor any of its Subsidiaries has undertaken, participated in or been contractually obligated to participate in any "reportable transaction" as defined in subsection 237.3(1) of the Tax Act (or any provincial or foreign equivalent) or any "notifiable transaction" as defined in subsection 237.4(1) of the Tax Act (or any provincial or foreign equivalent).

15.	Insurance. The Parent and each of its Subsidiaries, as applicable, is, and has been continuously insured by reputable third party insurers with reasonable and prudent policies appropriate for the size and nature of the business of the Parent and its Subsidiaries and their respective assets. Each such insurance policy currently in effect that insures the physical properties, business, operations and assets of the Parent and its Subsidiaries is valid and binding and in full force and effect. There is no material claim pending under any insurance policy of the Parent or of any of its Subsidiaries that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims. All material proceedings covered by any insurance policy of the Parent or of any of its Subsidiaries have been properly reported to and accepted by the applicable insurer.

16.	Parent Filings. The Parent has timely filed all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws with the appropriate Governmental Entity (collectively, the "Parent Filings"). The documents comprising the Parent Filings complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. The Parent has not filed any confidential material change report which at the date of this Agreement remains confidential. There are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Parent Filings and neither the Parent nor any of the Parent Filings is the subject of an ongoing audit, review, comment or investigation by any Securities Authority, the TSX-V or the NYSE American.

17.	Brokers. No investment banker, broker, finder, financial advisor or other intermediary has been retained by or is authorized to act on behalf of the Parent or any of its Subsidiaries, or is entitled to any fee, commission or other payment from the Parent or any of its Subsidiaries, in connection with this Agreement or any other transaction contemplated by this Agreement, other than as disclosed to the Company in writing prior to the date hereof.

18.	Board Approval. As of the date hereof, the board of directors of the Parent has unanimously approved the entering into of this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby, and no action has been taken to amend or supersede such approval.

19.	Subsidiaries. (a) The Parent Disclosure Letter sets out a complete and accurate list of all Subsidiaries of the Parent, including for each Subsidiary: (i) its name; (ii) the percentage owned directly or indirectly by the Parent; and (iii) its jurisdiction of incorporation, organization or formation. (b) The Parent is, directly or indirectly, the registered and beneficial owner of all of the outstanding common shares or other equity interests of each of its Subsidiaries, free and clear of any Liens, and all such shares or other equity interests so owned by the Parent have been validly issued and are fully paid and non-assessable.

20.	Disclosure Controls and Internal Controls over Financial Reporting. (a) The Parent has established and maintains a system of internal controls and procedures over financial reporting which are appropriate for the size and nature of the business of the Parent and its Subsidiaries and which are sufficient to provide reasonable assurance: (i) that financial information relating to the Parent and its Subsidiaries is accurate and reliable and is made known to the Chief Executive Officer and the Chief Financial Officer of the Parent by others within those entities, particularly during the periods in which filings are being prepared; (ii) regarding the accuracy and reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; (iii) that transactions are executed in accordance with management's general or specific authorization; and (iv) that transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS on a basis consistent with past practice and to maintain accountability for assets. (b) None of the Parent, nor any of its Subsidiaries, or to the knowledge of the Parent, any director, officer, auditor, accountant or representative of the Parent or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion or claim that the Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices. (c) The auditors of the Parent are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in NI 51-102) with the present or any former auditors of the Parent.

21.	Material Contracts. The Material Contracts of the Parent have been provided in the data room of the Parent. Neither the entering into of this Agreement, nor the consummation of the Arrangement or the other transactions contemplated hereby will trigger any change of control or similar provision or any material right or obligation under any of the material contracts of the Parent.

22.	Intellectual Property. (a) The Parent or one of its Subsidiaries owns or has a valid right to use all Intellectual Property that is material to the conduct of the business, as presently conducted, of the Parent and its Subsidiaries. (b) To the knowledge of the Parent, the conduct of the business of the Parent and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property of any third party in any material respect. (c) To the knowledge of the Parent, no third party is infringing, misappropriating or otherwise violating any Intellectual Property owned by the Parent or any of its Subsidiaries in any material respect. (d) The Parent and its Subsidiaries have taken commercially reasonable steps to protect and maintain the Intellectual Property owned by the Parent and its Subsidiaries that is material to the business of the Parent and its Subsidiaries.

23.	Employees. (a) The Parent and its Subsidiaries are in compliance in all material respects with all terms and conditions of employment and all Law respecting labour and employment, including pay equity, employment standards, labour, human rights, wages, hours of work, overtime, vacation, termination of employment, workers' compensation and occupational health and safety, and there are no material outstanding claims, complaints, investigations or orders under any such Law. (b) There is no labour strike, dispute, work slowdown or stoppage pending or involving or, to the knowledge of the Parent, threatened against the Parent or any of its Subsidiaries. (c) No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of the Parent or any of its Subsidiaries by way of certification, interim certification, voluntary recognition or successor rights, and, to the knowledge of the Parent, no trade union has applied or threatened to apply to be certified as the bargaining agent of any employees of the Parent or any of its Subsidiaries.

24.	Money Laundering. The operations of the Parent and of each of its Subsidiaries are, and have been, conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and all applicable Money Laundering Laws and no action, suit or proceeding by or before any court or Governmental Entity involving the Parent or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Parent, threatened.

25.	Corrupt Practices Legislation. Neither the Parent nor any of its Subsidiaries, nor to the knowledge of the Parent, any of its or their respective directors, officers, employees or agents acting on behalf of the Parent or any of its Subsidiaries has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act of 1977 or any Law of similar effect; (iv) established or maintained any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

26.	Data Security and Privacy Requirements. (a) The Parent and each of its Subsidiaries is, and has been, conducting its business in compliance in all material respects with all applicable Data Security and Privacy Requirements. Neither the Parent nor any of its Subsidiaries has been the subject of any Security Breach or any complaint, claim, investigation, audit or other inquiry from a Governmental Entity regarding Processing of Personal Information that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on the Parent and its Subsidiaries, on a consolidated basis. (b) The Parent and each of its Subsidiaries have implemented and maintained commercially reasonable cybersecurity measures and policies that comply with all applicable Data Security and Privacy Requirements.

27.	International Trade and Sanctions. (a) The Parent and each of its Subsidiaries is, and has been, in compliance in all material respects with all applicable International Trade Laws and Sanctions. (b) None of the Parent, its Subsidiaries or any of their respective directors, officers, managers, employees or, to the knowledge of the Parent, any of their respective agents or other representatives, is currently or has been: (i) a Sanctioned Person; (ii) controlled, directly or indirectly, by, or under effective control of, a Sanctioned Person; (iii) operating in, organized in, conducting business with, or otherwise engaging in dealings with or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (iv) in violation of any Sanctions.

28.	Authorizations and Licenses. The Parent and each of its Subsidiaries own, possess or have obtained all material Authorizations that are required by Law or by any Governmental Entity in connection with the operation of the business of the Parent and of each of its Subsidiaries as presently conducted or in connection with the ownership, lease, operation or use of their respective assets. The Parent or one of its Subsidiaries, as applicable, lawfully holds, owns or uses, and has complied with, all such Authorizations. Each such Authorization is valid, subsisting and in full force and effect, and is renewable by its terms or in the ordinary course. To the knowledge of the Parent, (i) there are no facts, events or circumstances that would reasonably be expected to result in the loss of, suspension of, revocation of, refusal to renew, or material limitation on any such Authorization, and (ii) no event has occurred which, with the giving of notice, lapse of time or both, could constitute a default under, or in respect of, any such Authorization. No action, investigation or proceeding is pending, or to the knowledge of the Parent, threatened, against the Parent or any of its Subsidiaries in respect of or regarding any such Authorization.

29.	Environmental Matters. (a) The Parent and each of its Subsidiaries has been and is in compliance, in all material respects, with all Environmental Laws. (b) None of the Parent or any of its Subsidiaries has caused or permitted the Release, and, to the knowledge of the Parent, no other Person has Released, any Hazardous Substances (in each case except in compliance with applicable Environmental Laws) on, at, in, under or from any real properties owned, leased or operated by the Parent or any of its Subsidiaries, and to the knowledge of the Parent, there are no Hazardous Substances or other conditions that could reasonably be expected to result in liability of or adversely affect the Parent or any of its Subsidiaries under or related to any Environmental Law. (c) There are no pending claims or, to the knowledge of the Parent, threatened claims, against the Parent or any of its Subsidiaries arising out of any Environmental Laws, and the Parent has not received: (i) any order or directive which relates to environmental matters; or (ii) any demand or notice with respect to the material breach of any Environmental Law applicable to the Parent or any of its Subsidiaries or any of their respective assets or properties. (d) No Liens, other than Permitted Liens, in favour of a Governmental Entity arising under Environmental Laws are pending or, to the knowledge of the Parent, threatened, affecting, in any material respect, the Parent or any of its Subsidiaries or any of their respective assets or properties. (e) The Parent and its Subsidiaries are not a party to any indemnification or assumption agreement or other contractual obligation relating to compliance with or liability under any Environmental Law or otherwise relating to any liability for Hazardous Substances. (f) True and complete copies of all environmental reports and all other material documents relating to environmental matters affecting the Parent, its Subsidiaries, or any real property currently or formerly owned, leased or used by the Parent or any of its Subsidiaries, which are in the possession or control of the Parent or its Subsidiaries, have been provided to the Company.

30.	Employee Plans. (a) The Parent Disclosure Letter lists a true, complete and correct list of all health, welfare, bonus, commission, profit sharing, option, insurance, compensation, incentive, deferred compensation, share purchase, share compensation, disability, pension, savings, retirement or supplemental retirement plans or other employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or employees of the Parent or any of its Subsidiaries, which are maintained, sponsored, contributed to or funded by or binding upon the Parent or any of its Subsidiaries or in respect of which the Parent or any of its Subsidiaries has any actual, contingent, or potential liability (the "Parent Employee Plans"). (b) The Parent has registered, maintained, operated, communicated, invested and administered each Parent Employee Plan, and made all contributions and paid all premiums in respect of each Parent Employee Plan, in accordance with its terms and Law. There are no pending, or to the knowledge of the Parent, threatened claims (other than routine claims for benefits) by, on behalf of or against any Parent Employee Plan or any trust related thereto which could reasonably be expected to result in any material liability to the Parent or any of its Subsidiaries. (c) No Parent Employee Plan provides benefits or coverage in the nature of health, life or disability benefits following retirement or other termination of employment, other than coverage or benefits required to be provided by Law. (d) The entering into of this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby, alone or together with any other event, will not (i) result in an entitlement to any Person to any material compensation or benefit under any Parent Employee Plan, (ii) accelerate or increase the timing of any funding obligation under any Parent Employee Plan or accelerate the vesting of any benefit under any Parent Employee Plan, or (iii) result in any breach or violation of or default under or limit the Parent's or its Subsidiaries' right to amend, modify or terminate any Parent Employee Plan.

31.	Related Party Transactions. Neither the Parent nor any of its Subsidiaries is indebted to any director, officer, or employee, agent or independent contractor of the Parent or any of its Subsidiaries or any of their respective affiliates or associates (except for amounts due in the ordinary course as salaries, bonuses, director's fees or the reimbursement of ordinary course expenses). Other than as set forth in the Parent Disclosure Letter, there are no Contracts (other than employment arrangements or other terms of engagement) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Parent or any of its Subsidiaries, or any of their respective affiliates or associates.

32.	Supplier and Customer Relations. None of the Parent nor any of its Subsidiaries has received notice of, and there is not, to the knowledge of the Parent, any intention on the part of any principal supplier or customer to cease doing business with the Parent or any of its Subsidiaries or to modify or change in any material manner any existing arrangement with the Parent or any of its Subsidiaries for the purchase or supply of any products or services. Since January 1, 2026, there has been no termination or cancellation of, and no modification or change in, the business relationship of the Parent or any of its Subsidiaries with any principal supplier or customer that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on the Parent and its Subsidiaries, on a consolidated basis.

33.	Product Liability and Warranty. (a) Each product, solution and service sold, delivered or provided by the Parent or any of its Subsidiaries over the past three (3) years has been in conformity in all material respects with contractual commitments and express and implied warranties, service specifications or documentation and any representations provided by the Parent or its Subsidiaries, as applicable. (b) There are no pending, or to the knowledge of the Parent, threatened claims with respect to any warranty relating to the products, solutions or services sold, delivered or provided by the Parent or any of its Subsidiaries. (c) Neither the Parent nor any of its Subsidiaries has received written notice, nor does the Parent have knowledge, of any statements, citations or decisions by any Governmental Entity declaring any products of the Parent or any of its Subsidiaries defective or unsafe. (d) There are no pending, or to the knowledge of the Parent, threatened liability claims involving any products, solutions or services of the Parent or any of its Subsidiaries. (e) To the knowledge of the Parent, there are no facts or circumstances which could reasonably be expected to give rise to any material claim or notice of violation relating to or involving any service provided or any product designed, manufactured, serviced, produced, modified, distributed, shipped or sold by or on behalf of the Parent or its Subsidiaries.

34.	Accounts Receivable. All accounts receivable of the Parent and its Subsidiaries (i) represent bona fide obligations arising from sales actually made or services actually performed in the ordinary course, (ii) are valid, existing and enforceable, and (iii) are not subject to any material set-off, counterclaim or defense. To the knowledge of the Parent, all such accounts receivable are collectible in full, without any material set-off or counterclaim, within ninety (90) days after billing.

Exhibit I
FOrm of Employment Agreement

[Redacted – Commercially Sensitive Information]